FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, October 7, 2005 Series 2005-4	**333-125422**


05068603

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL PROCESSING
RECEIVED
OCT 14 2005
WASH. D.C.
185
SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC



By: ______________________________

Name:

Title:

Dated: October 7, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
ph: (212) 272-2000
fax: (212) 272-7294



American Home Mortgage

$197,333,000 (Approximate)

American Home Mortgage Investment Trust 2005-4, Grantor Trust Certificates, Series 2005-4, Group II (HELOCs)

American Home Mortgage Securities, LLC
Depositor

American Home Mortgage Servicing, Inc.
HELOC Sub-Servicer

GMAC Mortgage Corporation
HELOC Back-up Servicer

Financial Guaranty Insurance Company
Credit Enhancer

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
ph: (212) 272-2000
fax: (212) 272-7294

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrII pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Preliminary Term Sheet ***Prepared: September 26, 2005***

$197,333,000 (Approximate)

American Home Mortgage Investment Trust 2005-4
Financial Guaranty Insurance Company
(CREDIT ENHANCER)

To 20% Optional Termination (4)

Class	Certificate Balance (1)	Type (3)	Estimated WAL(2)	Principal Window (2)	Expected Final Maturity (2)	Stated Final Maturity	Expected Ratings
II-A	$197,333,000	FLTR	*1.18*	*1-28*	*1/25/2008*	10/25/2035	AAA/Aaa

(1) Subject to a plus or minus 10% variance
(2) The Prepayment Assumption is 50% CPR and 5% Draw Rate
(3) The Certificate Rate for the Class II-A Certificates will be a floating rate equal to the least of (x) 1-Month LIBOR plus [x.xx]% (y) the Net WAC Cap and (z) the Maximum Rate
(4) The holder of the Trust Certificates may exercise its right to purchase the HELOCs on any Distribution Date on or after the first Distribution Date on which the principal balance of the Class II-A Certificates declines to 20% or less of the principal balance of the Class II-A Certificates as of the Closing Date

No cash from Groups I, III, IV or V Certificates will be available to pay the Group II Certificates and no cash from Group II Certificates will be available to pay the Group I, III, IV or V Certificates

Weighted Average Life and Maturity
Sensitivity of the Certificates to Payments and Draws
Class II-A
(Assumes 20% Optional Termination)

CPR%	40%			45%			50%			55%			60%		
Draw %	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity
0%	1.50	1-37	10/25/2008	1.26	1-30	3/25/2008	1.09	1-26	11/25/2007	0.94	1-22	7/25/2007	0.84	1-20	5/25/2007
5%	1.67	1-41	2/25/2009	1.41	1-35	8/25/2008	**1.18**	**1-28**	**1/25/2008**	1.02	1-24	9/25/2007	0.89	1-21	6/25/2007
10%	1.91	1-47	8/25/2009	1.56	1-38	11/25/2008	1.27	1-30	3/25/2008	1.10	1-26	11/25/2007	0.94	1-22	7/25/2007
15%	2.21	1-54	3/25/2010	1.79	1-44	5/25/2009	1.46	1-36	9/25/2008	1.19	1-28	1/25/2008	1.02	1-24	9/25/2007

Weighted Average Life and Maturity
Sensitivity of the Certificates to Payments and Draws
Class II-A
(Assumes No Optional Termination)

CPR%	40%			45%			50%			55%			60%		
Draw %	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity
0%	1.86	1-123	12/25/2015	1.59	1-107	8/25/2014	1.37	1-92	5/25/2013	1.19	1-80	5/25/2012	1.03	1-70	7/25/2011
5%	2.03	1-108	9/25/2014	1.73	1-101	2/25/2014	**1.48**	**1-92**	**5/25/2013**	1.28	1-82	7/25/2012	1.10	1-73	10/25/2011
10%	2.25	1-100	1/25/2014	1.90	1-96	9/25/2013	1.62	1-90	3/25/2013	1.38	1-83	8/25/2012	1.18	1-76	1/25/2012
15%	2.51	1-95	8/25/2013	2.11	1-92	5/25/2013	1.78	1-89	2/25/2013	1.50	1-84	9/25/2012	1.27	1-77	2/25/2012

Trust:	American Home Mortgage Investment Trust 2005-4 The Trust will issue one class of AAA/Aaa rated Certificates (the "HELOC Certificates" for the purposes of this term sheet, the "Class II-A Certificates" or the "Certificates") secured principally by home equity lines of credit (the "HELOCs" or the "Group II Mortgage Loans"). In addition to the HELOCs conveyed to the underlying trust on the Closing Date, the property of the underlying trust will include cash on deposit in an Interest Coverage Account.
Depositor:	American Home Mortgage Securities, LLC.
Seller:	American Home Mortgage Acceptance, Inc.
HELOC Sub-Servicer:	American Home Mortgage Servicing, Inc.
HELOC Back-up Servicer:	GMAC Mortgage Corporation.
Credit Enhancer:	Financial Guaranty Insurance Company ("FGIC", or the "Credit Enhancer").
Lead Manager:	Bear, Stearns & Co. Inc.
Co-Managers:	Lehman Brothers, Inc., Citigroup Global Markets Inc., Greenwich Capital Markets, Inc., Goldman, Sachs & Co.
Grantor Trustee:	US Bank, National Association
Securities Administrator:	Wells Fargo Bank, N.A.
Rating Agencies:	Standard & Poor's and Moody's Investors Service.
Owner Trustee:	Wilmington Trust Company.
Cut-Off Date:	The open of Business on September 20, 2005.
Expected Pricing Date:	[September 27, 2005]
Expected Settlement Date:	On or about September 30, 2005.
Distribution Date:	25th of each month, or next succeeding Business Day, commencing October 2005.
Class II-A Certificate Interest Rate:	The Certificate Rate for the Class II-A Certificates will be a floating rate equal to the least of (x) 1-Month LIBOR plus [x.xx]% (y) the Net WAC Cap and (z) the Maximum Rate.
Collection Period:	With respect to any Distribution Date (except the first Distribution Date), it is the one-month period beginning on the 11th day of the calendar month immediately preceding the month in which such Distribution Date occurs and ending on the 10th day of the month in which such Distribution Date occurs. However, the first Collection Period will be from September 20, 2005 through October 10, 2005.
Determination Date:	With respect to any Distribution Date, the 15th day of the related month or, if such day is not a business day, the immediately preceding business day.
Delay Days:	0 days

Day Count:	Actual/360
Accrual Period:	The Accrual Period with respect to the Class II-A Certificates for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Payment Date.
Credit Enhancement:	The Class II-A Certificates have the following forms of credit enhancement: (i) Excess Spread; (ii) Overcollateralization (approximately 0.60% initial and 3.45% target); and (iii) The Credit Enhancer will unconditionally guarantee timely payments of interest on the Class II-A Certificates. The Credit Enhancer will guarantee payment of principal as described herein.
Optional Termination:	The holder of the Trust Certificates may exercise its right to purchase the HELOCs on any Distribution Date on or after the Distribution Date on which the principal balance of the Certificates declines to 20% or less of the principal balance of the Certificates as of the Closing Date, subject to the conditions described in the Prospectus Supplement.
Federal Tax Status:	It is anticipated that the Certificates will represent beneficial ownership of underlying debt instruments.
Registration:	The Class II-A Certificates will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.
Interest Accrual Period:	The interest accrual period with respect to the Class II-A Certificates for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates generally may be purchased by, on behalf of, or with plan assets of, a Plan, if a prohibited transaction class exemption, based on the identity of the fiduciary making the decision to acquire such Offered Certificates on behalf of the Plan or the source of funds for such acquisition, is applicable to the acquisition, holding and transfer of the Offered Certificates.
SMMEA Treatment:	The Class II-A Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Denomination:	Minimum $100,000; increments of $1,000.
Prepayment Assumption:	50% CPR, 5% Draw Rate on the mortgage loans.

Servicing Advances:

All reasonable and customary "out of pocket" costs and expenses incurred in the performance by the HELOC Sub-Servicer or HELOC Back-up Servicer of its servicing obligations, including, but not limited to, the cost of (i) the preservation, restoration and protection of the mortgaged property, (ii) any enforcement or judicial proceedings, including foreclosures, (iii) the management and liquidation of the REO Property, including reasonable fees paid to any independent contractor in connection therewith, and (iv) compliance with various other obligations as specified in the HELOC Sub-Servicing Agreement or HELOC Back-Up Servicing Agreement.

P & I Advances

The HELOC Sub-Servicer will not advance delinquent payments of principal or interest.

Interest Coverage Account:

On the Closing Date, cash of approximately 10 days interest based on the net coupon of the initial HELOC loans will be deposited into the Group II Interest Coverage Account to supplement any shortfall on the loans due to the shortened first collection period. Any such amount not needed to supplement interest collections will be released.

In addition, on the Closing Date, cash of approximately $643,635 interest will be deposited into the Group II Interest Coverage Account to supplement any shortfall on loans that have 1st payment dates beyond the first or second collection period.

Interest Distributions:

On each Distribution Date, the Floating Allocation Percentage of Interest Collections (reduced by the servicing fee and any unreimbursed nonrecoverable servicing advances previously made) will be distributed in the following priority:

(1.) to the Credit Enhancer to pay the Credit Enhancer Premium;

(2.) to pay accrued and any overdue interest on the Class II-A Certificates accrued at a rate that is not higher than the Available Funds Rate on the Class II-A Certificates;

(3.) to the Class II-A Certificateholders, to cover any current or previous Investor Charge-Off Amounts not already reimbursed;

(4.) to the Credit Enhancer, as reimbursement for prior draws made under the Policy;

(5.) to the Class II-A Certificateholders, as payment of principal, the amount necessary to build the Overcollateralization as specified by the Indenture;

(6.) to the Credit Enhancer, any other amounts owed to the Credit Enhancer pursuant to the Insurance Agreement;

(7.) to pay Basis Risk Shortfall Carryforward Amount;

(8.) to the Indenture Trustee for certain capped expenses; and

(9.) any remaining amounts, to the owner of the Transferor's Interest.

Interest Collections:

For each Distribution Date, interest collected during the related Collection Period on the HELOCs and allocated to interest in accordance with the terms of the related credit line agreements together with the interest portion of any purchase price and substitution adjustment amount paid during the related Collection Period and any net recoveries on HELOCs that were previously charged-off HELOCs less foreclosure profits.

Investor Principal Distribution Amount:

On each Distribution Date, Principal Collections will be distributed in the following priority:

For any Collection Period during the *Managed Amortization Period*, holders of the Class II-A Certificates will receive aggregate principal collections on the HELOCs allocable to such period less aggregated draws on the HELOCs allocable to such period. Such amount will be reduced by the Overcollateralization Reduction Amount and increased by the OC Increase Amount.

For any Collection Period during the *Rapid Amortization Period*, holders of the Class II-A Certificates will receive all principal collections on the HELOCs until the Class II-A Certificates are paid in full.

Principal Collections:

Amounts collected during the related Collection Period on the HELOCs and allocated to principal in accordance with the terms of the related credit line agreement together with principal portion of any purchase price or any substitution adjustment amounts paid during the preceding Collection Period to be distributed to the Class II-A Certificateholders pursuant to the Indenture.

Managed Amortization Period:

The period from the Cut-off Date to the earlier of (a) the Distribution Date in September 2010 and (b) the occurrence of a Rapid Amortization Event.

Rapid Amortization Period:

Begins on the earlier to occur of the Distribution Date in October 2010 or the occurrence of a Rapid Amortization Event.

Guaranteed Principal Distribution Amount:

With respect to any Distribution Date other than the Distribution Date in October 2035, FGIC will guarantee a payment equal to the amount, if any, by which (a) the Class II-A Certificate principal balance (after giving effect to all payments of principal on the Class II-A Certificates on such Distribution Date, but without giving effect to payments under the FGIC policy to be made on such Distribution Date) exceeds (b) the Invested Amount as of the end of the related Collection Period. With respect to the Distribution Date in October 2035, FGIC will guarantee a payment equal to the outstanding Class II-A Certificate principal balance.

Invested Amount:

With respect to any Distribution Date, the Invested Amount on the Closing Date reduced by (i) the aggregate amount of Investor Principal Distribution Amounts (before taking into account O/C Reduction Amounts) as of the end of the previous Collection Period and on the related Distribution Date and (ii) the aggregate Investor Charge-Off Amount since the Cut-Off Date, including the Investor Charge-Off Amount for such Distribution Date. The Invested Amount on the Closing Date will be approximately $198,523,950.

Transferor Interest:

This amount represents a pari passu interest in the assets of the Trust equal to the cumulative amounts of draws on the HELOCs since the beginning of the Rapid Amortization Period. The Transferor Interest is calculated as the outstanding pool balance at the end of the previous Collection Period minus the Invested Amount.

Floating Allocation Percentage:	With respect to any Distribution Date, the percentage equivalent to a fraction with the numerator equal to the Invested Amount at the end of the previous Collection Period and the denominator equal to the Pool Balance as of the end of the previous Collection Period (in the case of the first Distribution Date, the Invested Amount as of the Closing Date), provided such percentage shall not be greater than 100%.
Maximum Rate:	For any Distribution Date is equal to the weighted average of the maximum mortgage loan rates, minus (i) servicing fee rate, (ii) the rate at which the indenture trustee's fees are calculated and (iii) the per annum premium on the Credit Enhancer's Policy expressed in dollars divided by the current principal balance of the HELOCs, for each mortgage loan, weighted on the basis of the related principal balance of each mortgage loan on the first day of the related Collection Period.
Net WAC Cap:	For any Distribution Date is equal to the weighted average current loan rate, minus (i) servicing fee rate, (ii) the rate at which the indenture trustee's fees are calculated and (iii) the per annum premium on the Credit Enhancer's Policy expressed in dollars divided by the current principal balance of the HELOCs, for each mortgage loan, weighted on the basis of the related principal balance of each mortgage loan on the first day of the related Collection Period based on an actual/360.
Basis Risk Shortfall Carry-Forward Amount:	If the Class II-A Certificate Rate is limited to the Net WAC Cap, any interest which would have accrued at the excess of (a) the lesser of (i) LIBOR + [x.xx]% and (ii) the Maximum Rate over (b) the Net WAC Cap will be payable on the next Distribution Date together with accrued interest at the lesser of (i) LIBOR + [x.xx]% and (ii) the Maximum Rate to the extent of available funds thereof. Such Amounts are not covered by the Policy.
Group II Excess Interest:	The Interest Collections on the HELOCs that are allocated to the Certificates in excess of the amount of interest payable on the Class II-A Certificates less fees.
Overcollateralization ("OC"):	During the Managed Amortization Period a portion of Group II Excess Interest will be applied as payments of principal of the Class II-A Certificates to the extent required to reach the OC Target. This will result in an acceleration of principal payments on the Class II-A Certificates relative to the amortization of the HELOCs, thereby creating OC for the Class II-A Certificates. Once the required level of OC is reached, the application of the Group II Excess Interest will cease, until it is again needed to maintain the required level of OC.
Overcollateralization Amount:	As of any Distribution Date will be equal to the excess of (i) the aggregate principal balance of the HELOCs over (ii) the aggregate principal balance of the Group II Certificates (after giving effect to payments to be made on such Distribution Date).
Overcollateralization Reduction Amount:	With respect to the Group II Mortgage Loans and any Distribution Date, the lesser of (x) the Excess Overcollateralization Amount for such Distribution Date and (y) the Principal Collections for such Distribution Date (before taking into account the related Overcollateralization Reduction Amount).

Excess Overcollateralization Amount:	For any Distribution Date, the amount by which the Overcollateralized Amount, assuming the full Investor Principal Distribution Amount was paid on the Class II-A Certificates for such Distribution Date, exceeds the Overcollateralization Target Amount; provided, however, that following the occurrence of a Rapid Amortization Event the Excess Overcollateralization Amount shall be zero.
OC Increase:	The lesser of (a) the Group II Excess Interest amount and (b) the OC Target amount less the Overcollateralization Amount.
Initial OC:	0.60% of the initial HELOC balance.
OC Target:	3.45% of the initial HELOC balance. Beginning with the earlier of (x) Distribution Date in April 2008, (the 31st Distribution Date or the "Step Down Date"), and (y) when the Invested Amount is equal to .5x the initial balance of the HELOCs, the OC amount is allowed to step down to 6.90% of the current Invested Amount, subject to certain step down tests; provided that in no event will the OC be less than the OC Floor.
OC Floor	0.50% of the initial HELOC balance.
Investor Charge-Off Amount:	For a given Distribution Date, the amount of charge-offs incurred during the related Collection Period multiplied by the Floating Allocation Percentage.
Removal of Accounts:	Upon notice to the Credit Enhancer and subject to the conditions of the Indenture and HELOC Sub-Servicing Agreement, on any Distribution Date, the mortgage loan transferor may, but shall not be obligated to, remove from the trust a portion of the HELOCs without notice to the Certificateholders. The mortgage loan transferor will randomly select the HELOCs to be removed. HELOCs to be removed will only be removed upon satisfaction of conditions specified in the Indenture and HELOC Sub-Servicing Agreement, including • the mortgagor loan transferor representing and warranting that no selection criteria which are adverse to the interests of the Certificateholders or the Credit Enhancer were used in selection the HELOCs to be removed; and • No Rapid Amortization Event has occurred or will occur as a result of the removal. Upon any such removal, the transferor interest will be reduced by an amount equal to the aggregate principal balances of the HELOCs removed. Such removal may have the effect of reducing the principal collections available to the Class II-A Certificates, thereby extending the expected maturity of the Class II-A Certificates.

Rapid Amortization Event:

A Rapid Amortization Event will be deemed to have occurred if any of the following occurs:

- Investor Interest Collections or Principal Collections for any Distribution Date are not enough to make any payment of principal or interest on the Class II-A Certificates, and such failure continues for a period of five Business Days;
- A declaration of bankruptcy or insolvency by any of the Trust, the Depositor or the Servicer;
- The Trust becomes subject to the Investment Company Act of 1940; or
- Failure on the part of the Trust, the Depositor, the Seller or the HELOC Servicer or HELOC Back-Up Servicer to perform any of its other material obligations under the HELOC Servicing Agreement, HELOC Back-Up Servicing Agreement, and the Trust Agreement of the Indenture.
- A draw on the Policy is unreimbursed for 90 days; or
- The occurrence of a Servicer Termination Event.

Collateral Summary

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Total Number of Loans		3,137
Total Outstanding Loan Balance		$ 198,523,950.26
Average Drawn Balance		$ 63,284.65
Average Credit Limit		$ 69,045.93
Average Credit Limit Utilization Rate		98.15 %
Current WA Coupon		6.373 %
WA Margin (fully indexed)		1.400 %
WA Seasoning (months)		1 month
WA Remaining Term (months)		299 months
WA Remaining Draw Term (months)		119 months
WA CLTV		92.82 %
WA Current Credit Score		727
Lien Position (% first / % junior)		0.63%/99.37%
Property Type		
Single Family		59.14%
PUD		26.49%
Condo		13.14%
2-4 Family		1.22%
Occupancy Status		
Owner Occupied		98.58%
Non-Owner Occupied		1.07%
Investment Property		0.35%
Geographic Distribution		
other states account individually for less than 5% of pool balance	CA	28.06%
	IL	7.55%
	VA	6.48%
	MD	5.72%
	FL	5.53%
	NY	5.32%

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Principal Balances

Range of Principal Balances ($)	HELOCs	Principal Balance ($)	% of Pool Principal Balance
0.00 - 0.00	30	$0.00	0.00%
0.01 - 2,500.00	19	15,846.50	0.01
2,500.01 - 5,000.00	5	19,034.03	0.01
5,000.01 - 7,500.00	4	23,754.25	0.01
7,500.01 - 10,000.00	84	835,867.66	0.42
10,000.01 - 20,000.00	176	2,862,708.22	1.44
20,000.01 - 30,000.00	351	9,003,334.20	4.54
30,000.01 - 40,000.00	400	14,063,523.23	7.08
40,000.01 - 50,000.00	402	18,428,895.99	9.28
50,000.01 - 60,000.00	359	19,863,265.16	10.01
60,000.01 - 70,000.00	304	19,807,543.17	9.98
70,000.01 - 80,000.00	221	16,589,420.70	8.36
80,000.01 - 90,000.00	153	13,031,264.11	6.56
90,000.01 - 100,000.00	127	12,316,841.16	6.20
100,000.01 - 150,000.00	415	51,756,492.52	26.07
150,000.01 - 200,000.00	59	10,395,992.36	5.24
200,000.01 - 250,000.00	9	2,034,067.00	1.02
250,000.01 - 300,000.00	8	2,342,600.00	1.18
300,000.01 - 350,000.00	4	1,280,500.00	0.65
350,000.01 - 400,000.00	2	780,000.00	0.39
400,000.01 - 450,000.00	1	408,000.00	0.21
450,000.01 +	4	2,665,000.00	1.34
Total:	3,137	$198,523,950.26	**100.00%**

Occupancy Type

Occupancy Type	HELOCs	Principal Balance ($)	% of Pool Principal Balance
Investor	8	$694,266.27	0.35%
Owner Occupied	3,082	195,703,763.43	98.58
Second Home	47	2,125,920.56	1.07
Total:	3,137	$198,523,950.26	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Original Combined Loan-to-Value Ratios			
Range of Original Combined Loan-to-Value Ratios (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
10.01 - 15.00	2	$115,000.00	0.06%
15.01 - 20.00	7	304,497.11	0.15
20.01 - 25.00	3	89,179.73	0.04
25.01 - 30.00	1	40,425.00	0.02
30.01 - 35.00	1	62,500.00	0.03
35.01 - 40.00	1	10,000.00	0.01
40.01 - 45.00	7	183,116.35	0.09
45.01 - 50.00	11	786,149.91	0.40
50.01 - 55.00	13	774,476.15	0.39
55.01 - 60.00	14	834,000.00	0.42
60.01 - 65.00	25	1,395,411.96	0.70
65.01 - 70.00	37	3,450,161.06	1.74
70.01 - 75.00	58	4,560,114.21	2.30
75.01 - 80.00	109	10,318,197.06	5.20
80.01 - 85.00	120	6,136,660.66	3.09
85.01 - 90.00	905	47,921,216.04	24.14
90.01 - 95.00	454	25,940,600.01	13.07
95.01 - 100.00	1,368	95,555,145.01	48.13
100.01 - 110.00	1	47,100.00	0.02
Total:	3,137	$198,523,950.26	**100.00%**

Loan Purpose			
Loan Purpose	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Cash Out Refinance	733	$44,158,540.15	22.24%
Purchase	2,303	149,665,060.63	75.39
Rate/Term Refinance	101	4,700,349.48	2.37
Total:	3,137	$198,523,950.26	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Property Type

Property Type	HELOCs	Principal Balance ($)	% of Pool Principal Balance
2-4 Family	36	$2,428,189.00	1.22%
Condominium	456	26,091,030.52	13.14
PUD	819	52,590,261.70	26.49
Single Family	1,826	117,414,469.04	59.14
Total:	3,137	$198,523,950.26	**100.00%**

Geographic Distribution

State	HELOCs	Principal Balance ($)	% of Pool Principal Balance
Alabama	4	$234,938.55	0.12%
Arizona	150	8,836,059.74	4.45
California	694	55,697,735.89	28.06
Colorado	89	4,631,411.52	2.33
Connecticut	28	1,835,120.40	0.92
Delaware	26	1,376,862.51	0.69
District of Columbia	24	1,780,375.98	0.90
Florida	180	10,986,205.72	5.53
Georgia	81	4,386,115.80	2.21
Hawaii	5	556,330.00	0.28
Idaho	14	589,490.00	0.30
Illinois	256	14,996,590.09	7.55
Indiana	20	856,178.38	0.43
Iowa	16	767,860.35	0.39
Kansas	27	827,634.70	0.42
Kentucky	22	1,054,226.40	0.53
Louisiana	8	515,235.00	0.26
Maine	18	743,885.55	0.37
Maryland	174	11,356,414.79	5.72
Massachusetts	92	5,698,540.51	2.87
Michigan	63	2,758,494.02	1.39
Minnesota	26	966,384.69	0.49

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Geographic Distribution (Cont.)

State	HELOCs	Principal Balance ($)	% of Pool Principal Balance
Mississippi	3	$99,700.00	0.05%
Missouri	40	1,592,956.11	0.80
Montana	9	560,600.00	0.28
Nebraska	4	184,586.54	0.09
Nevada	101	6,845,221.64	3.45
New Hampshire	22	1,308,220.57	0.66
New Jersey	72	4,267,475.35	2.15
New Mexico	4	252,475.00	0.13
New York	128	10,555,939.33	5.32
North Carolina	87	3,404,876.49	1.72
Ohio	70	2,749,911.98	1.39
Oklahoma	19	702,902.85	0.35
Oregon	56	3,228,648.45	1.63
Pennsylvania	74	3,681,809.96	1.85
Rhode Island	14	939,360.03	0.47
South Carolina	70	3,100,800.61	1.56
South Dakota	1	25,000.00	0.01
Tennessee	18	1,681,197.49	0.85
Utah	28	1,480,723.63	0.75
Vermont	3	89,207.01	0.04
Virginia	175	12,858,380.65	6.48
Washington	110	7,034,000.98	3.54
West Virginia	3	112,850.00	0.06
Wisconsin	4	127,315.00	0.06
Wyoming	5	187,700.00	0.09
Total:	3,137	$198,523,950.26	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Current Credit Scores			
FICO Score Rating	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0 - 560	1	$87,500.00	0.04%
581 - 600	1	43,458.78	0.02
601 - 620	7	430,353.00	0.22
621 - 640	48	3,471,672.88	1.75
641 - 660	112	6,346,129.13	3.20
661 - 680	309	18,922,610.02	9.53
681 - 700	402	23,939,331.92	12.06
701 - 720	508	33,505,257.51	16.88
721 - 740	542	36,237,800.95	18.25
741 - 760	455	29,502,327.44	14.86
761 - 780	385	24,726,144.65	12.45
781 - 800	273	16,324,804.25	8.22
801 - 820	93	4,976,559.73	2.51
821 - 840	1	10,000.00	0.01
Total:	3,137	$198,523,950.26	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Credit Limits			
Range of Credit Limits ($)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
7,500.01 - 10,000.00	18	$173,339.52	0.09%
10,000.01 - 20,000.00	156	2,411,354.92	1.21
20,000.01 - 30,000.00	349	8,594,811.18	4.33
30,000.01 - 40,000.00	389	13,304,810.82	6.70
40,000.01 - 50,000.00	423	18,306,006.38	9.22
50,000.01 - 60,000.00	367	19,779,498.46	9.96
60,000.01 - 70,000.00	312	19,486,652.78	9.82
70,000.01 - 80,000.00	247	17,041,638.11	8.58
80,000.01 - 90,000.00	166	13,229,172.49	6.66
90,000.01 - 100,000.00	142	12,274,018.93	6.18
100,000.01 - 150,000.00	450	52,617,967.36	26.5
150,000.01 - 200,000.00	73	11,131,021.16	5.61
200,000.01 - 250,000.00	15	2,006,307.80	1.01
250,000.01 - 300,000.00	11	2,680,045.91	1.35
300,000.01 - 350,000.00	6	1,039,304.44	0.52
350,000.01 - 400,000.00	6	1,060,000.00	0.53
400,000.01 - 450,000.00	2	723,000.00	0.36
450,000.01 - 500,000.00	1	500,000.00	0.25
500,000.01 +	4	2,165,000.00	1.09
Total:	3,137	$198,523,950.26	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Credit Limit Utilization Rates			
Range of Credit Limit Utilization (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0.000 - 0.000	30	$0.00	0.00%
0.001 - 10.000	43	257,965.00	0.13
10.001 - 20.000	47	750,826.31	0.38
20.001 - 30.000	22	441,243.06	0.22
30.001 - 40.000	25	685,136.22	0.35
40.001 - 50.000	17	761,483.65	0.38
50.001 - 60.000	26	1,029,763.85	0.52
60.001 - 70.000	27	1,181,741.48	0.60
70.001 - 80.000	27	1,553,535.92	0.78
80.001 - 90.000	19	1,516,235.29	0.76
90.001 - 100.000	2,842	189,559,232.07	95.48
100.001 - 110.000	11	750,887.41	0.38
110.001 - 120.000	1	35,900.00	0.02
Total:	3,137	$198,523,950.26	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Margins			
Range of Margins (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0.000 - 0.249	142	$9,367,461.02	4.72%
0.250 - 0.499	158	13,138,768.38	6.62
0.500 - 0.749	245	19,080,728.83	9.61
0.750 - 0.999	286	19,382,691.87	9.76
1.000 - 1.249	335	22,840,205.12	11.51
1.250 - 1.499	403	23,391,481.97	11.78
1.500 - 1.749	388	23,999,589.08	12.09
1.750 - 1.999	334	18,524,126.50	9.33
2.000 - 2.249	223	14,824,860.44	7.47
2.250 - 2.499	233	13,252,210.07	6.68
2.500 - 2.749	157	9,926,351.12	5.00
2.750 - 2.999	96	4,027,391.58	2.03
3.000 - 3.249	40	1,677,067.53	0.84
3.250 - 3.499	50	2,273,334.93	1.15
3.500 - 3.749	29	1,737,911.69	0.88
3.750 - 3.999	8	519,680.13	0.26
4.000 - 4.249	5	151,050.00	0.08
4.250 - 4.499	3	244,990.00	0.12
4.500 - 4.749	2	164,050.00	0.08
Total:	3,137	$198,523,950.26	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Current Loan Rates			
Range of Current Loan Rates (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
4.001 - 5.000	589	$32,396,664.80	16.32%
5.001 - 6.000	1,450	87,141,248.58	43.89
6.001 - 7.000	101	7,794,521.16	3.93
7.001 - 8.000	400	26,738,541.35	13.47
8.001 - 9.000	471	36,983,831.67	18.63
9.001 - 10.000	118	6,895,762.70	3.47
10.001 - 11.000	6	413,380.00	0.21
11.001 - 12.000	1	130,000.00	0.07
12.001 - 13.000	1	30,000.00	0.02
Total:	3,137	$198,523,950.26	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Maximum Loan Rates			
Maximum Loan Rates (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
18.000	3,124	$197,329,837.20	99.40%
23.000	4	492,373.06	0.25
23.250	4	192,240.00	0.10
23.500	4	364,500.00	0.18
23.875	1	145,000.00	0.07
Total:	3,137	$198,523,950.26	**100.00%**

Original Term			
Original Term (Months)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
240	17	$1,588,797.49	0.80%
300	3,119	196,853,252.77	99.16
360	1	81,900.00	0.04
Total:	3,137	$198,523,950.26	**100.00%**

Remaining Term			
Remaining Term (Months)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
235 - 239	13	$1,384,547.49	0.70%
240 - 244	4	204,250.00	0.1
285 - 289	2	90,610.89	0.05
290 - 294	21	1,093,209.68	0.55
295 - 299	1,464	91,499,124.60	46.09
300 - 304	1,632	104,170,307.60	52.47
360 - 360	1	81,900.00	0.04
Total:	3,137	$198,523,950.26	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Original Draw Period			
Original Draw Period (Months)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
120	3,137	$198,523,950.26	100.00%
Total:	3,137	$198,523,950.26	**100.00%**

Remaining Draw Period			
Remaining Draw Period (Months)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
106 - 110	13	$601,257.33	0.30%
111 - 115	15	959,112.76	0.48
116 - 120	3,109	196,963,580.17	99.21
Total:	3,137	$198,523,950.26	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Origination Year			
Origination Year	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
2004	23	$1,183,820.57	0.60%
2005	3,114	197,340,129.69	99.4
Total:	3,137	$198,523,950.26	**100.00%**

Lien Position			
Lien Position	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
1st Lien	18	$1,242,078.76	0.63%
2nd Lien	3,119	197,281,871.50	99.37
Total:	3,137	$198,523,950.26	**100.00%**

Documentation Programs			
Documentation Program	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Full/Alternative	2,196	$127,194,559.48	64.07%
Stated Income	650	50,635,672.44	25.51
Stated/Stated	291	20,693,718.34	10.42
Total:	3,137	$198,523,950.26	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Initial Periodic Rate Cap			
Initial Period Rate Cap	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
None	3,137	$198,523,950.26	100.00%
Total:	3,137	$198,523,950.26	**100.00%**

Subsequent Periodic Rate Cap			
Subsequent Periodic Rate Cap	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
None	3,137	$198,523,950.26	100.00%
Total:	3,137	$198,523,950.26	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of Open of Business September 20, 2005

Index			
Index	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Prime	3,137	$198,523,950.26	100.00%
Total:	3,137	$198,523,950.26	**100.00%**

Months to Next Rate Adjustment			
Months to Next Rate Adjustment	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0 - 1	1,147	$79,828,907.04	40.21%
2 - 3	1,746	104,005,247.22	52.39
4 - 5	244	14,689,796.00	7.40
Total:	3,137	$198,523,950.26	**100.00%**

Banking Contacts		
Name:	**Telephone:**	**E-Mail:**
Brad Andres Managing Director	(212) 272-6887	bandres@bear.com
Andrew Kennedy	(212) 272-7852	akennedy@bear.com

Trading / Syndicate Contacts		
Name:	**Telephone:**	**E-Mail:**
Scott Eichel Senior Managing Director	(212) 272-5451	seichel@bear.com
Chris Scott Senior Managing Director	(212) 272-5451	cscott@bear.com
Keith Lind Associate Director	(212) 272-5451	klind@bear.com
Carol Fuller Senior Managing Director	(212) 272-4955	cfuller@bear.com
Angela Ward Vice President	(212) 272-4955	adward@bear.com

Rating Agency Contacts		
Name:	**Telephone:**	**E-Mail:**
Moody's Wen Zhang	(212) 553-7710	Wen.Zhang@moodys.com
S&P Jonathan Hierl	(212) 438-2555	Jonathan_Hierl@sandp.com

HELOC Servicer Termination Event: A removal of the HELOC Servicer by the Insurer for "cause." Cause shall mean any material breach of any obligation, covenant, or trigger under the transaction documents subject to cure provisions relating to such breach as agreed to by the parties. In particular, HELOC Servicer Termination Events shall include:

(a) The occurrence of a draw on the Insurance Policy which remains unreimbursed for a period of 90 days;

(b) Cumulative Charge-Off Amounts, as a percentage of the Group II Cut-off Date Balance, exceed the following:

Months	Percentage
0 – 12	1.00%
13 – 24	2.00%
25 - 36	3.00%
37 – 48	4.00%
49+	5.00%

(c) American Home Mortgage Investment Corp. fails to have a Tangible Net Worth of at least $530 million.

Trigger Event

With respect to Loan Group II, a Trigger Event is in effect with respect to any Payment Date on and after the Stepdown Date if either:

1. the average of the Group II Excess Spread Percentage for that Payment Date and the prior two Payment Dates is less than or equal to 1.75% per annum;

2. the Rolling Three Month Delinquency Rate for the Group II Loans as of the close of business on the last day of the preceding Due Period exceeds 5.00% of aggregate Stated Principal Balance of Group II Loans;

3. the cumulative amount of Charge-Off Amounts incurred on the Group II Loans from the Cut-off Date through the end of the calendar month immediately preceding such Payment Date exceeds the applicable percentage set forth below of the aggregate Stated Principal Balance of the Group II Loans as of the Cut-off Date:

April 2008 to October 2008	2.50%
November 2008 to October 2009	3.25%
November 2009 and thereafter	4.00%


American Home Mortgage

$ 1,802,050,000

American Home Mortgage Investment Trust 2005-4
Grantor Trust Certificates, Series 2005-4,
Groups I, III, IV and V

American Home Mortgage Securities, LLC
Depositor

American Home Mortgage Servicing, Inc.
RMBS Servicer

Wells Fargo Bank, NA
RMBS Master Servicer/Securities Administrator

Bear, Stearns & Co. Inc.
Lehman Brothers, Inc.
Citigroup Global Markets Inc.
Greenwich Capital Markets, Inc.
Goldman, Sachs & Co.
Underwriters

All Statistical Information based upon Information as of September 1, 2005.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Bear, Stearns & Co. Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Bear, Stearns & Co. Inc. and not by the issuer of the securities.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

$ 1,802,050,000

American Home Mortgage Securities, LLC
Grantor Trust Certificates, Series 2005-4
Groups I, III, IV and V

Class	Size (1)	Expected Rating S&P/Mdys	Credit Enhance% (1)(2)	Certificate Interest Rate	WAL (10)	Collateral	Certificate Type
Group 1, Group III and Group IV Offered Grantor Trust Certificates							
I-A-1	$462,995,000	AAA/Aaa	44.86%	LIBOR (3)	2.74	MTA Neg Am ARMs	Group 1 Senior
I-A-2	$231,497,000	AAA/Aaa	17.29%	LIBOR (3)	2.74	MTA Neg Am ARMs	Group 1 Senior Mezz.
I-A-3	$77,166,000	AAA/Aaa	8.10%	LIBOR (3)	2.74	MTA Neg Am ARMs	Group 1 Senior Mezz.
I-M-1	$26,030,000	AA+/[Aa2]	5.00%	LIBOR (7)	5.16	MTA Neg Am ARMs	Group 1 Subordinate
I-M-2	$12,595,000	AA/[Aa3]	3.50%	LIBOR (7)	5.16	MTA Neg Am ARMs	Group 1 Subordinate
I-M-3	$5,038,000	AA-/NR	2.90%	LIBOR (7)	5.16	MTA Neg Am ARMs	Group 1 Subordinate
III-A-1	$225,009,000	AAA/Aaa	43.87%	LIBOR (4)	3.10	MTA Neg Am ARMs	Group 3 Senior
III-A-2	$112,505,000	AAA/Aaa	15.80%	LIBOR (4)	3.10	MTA Neg Am ARMs	Group 3 Senior Mezz.
III-A-3	$37,501,000	AAA/Aaa	6.45%	LIBOR (4)	3.10	MTA Neg Am ARMs	Group 3 Senior Mezz.
IV-A-1	$494,097,000	AAA/Aaa	16.45%	LIBOR (5)(9)	2.94	Conforming 5/1 Hybrids	Group 4 Senior
IV-A-2	$59,138,000	AAA/Aaa	6.45%	LIBOR (5)(9)	2.94	Conforming 5/1 Hybrids	Group 4 Senior Mezz.
M-1	$33,417,000	AA+/[Aa2]	4.25%	LIBOR (8)	5.68	Groups 3-5	Crossed Subordinate
M-2	$18,987,000	AA/[Aa3]	3.00%	LIBOR (8)	5.67	Groups 3-5	Crossed Subordinate
M-3	$6,075,000	AA-/ NR	2.60%	LIBOR (8)	5.67	Groups 3-5	Crossed Subordinate
Non Offered Securities							
V-A	$492,747,000	AAA/Aaa	6.45%	FIXED (6)	Info Not Provided	Jumbo 5/1 Hybrids	Group 5 Senior
I-M-4	$12,175,000	A/ NR	1.45%	LIBOR (7)		MTA Neg Am ARMs	Group 1 Subordinate
I-M-5	$5,038,000	BBB/ NR	0.85%	LIBOR (7)		MTA Neg Am ARMs	Group 1 Subordinate
I-M-6	$2,099,000	BBB-/ NR	0.60%	LIBOR (7)		MTA Neg Am ARMs	Group 1 Subordinate
M-4	$24,304,000	A/ NR	1.00%	LIBOR (8)		Groups 3-5	Crossed Subordinate
M-5	$3,797,000	BBB/ NR	0.75%	LIBOR (8)		Groups 3-5	Crossed Subordinate
M-6	$3,797,000	BBB-/ NR	0.50%	LIBOR (8)		Groups 3-5	Crossed Subordinate
Trust Cert	Notional	Information Not Provided					Trust Certificate

- Prepayment Pricing Speed Assumption is 25% CPR.
- Certificates are subject to a variance of +/- 10%
- The Class I-A-1, Class I-A-2, Class I-A-3, Class III-A-1, Class III-A-2, Class III-A-3, Class IV-A-1, Class IV-A-2, Class I-M-1, Class I-M-2, Class I-M-3, Class I-M-4, Class I-M-5, Class I-M-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Grantor Trust Certificates will settle flat.
- The Class I-A-1, Class I-A-2, Class I-A-3, Class III-A-1, Class III-A-2, Class III-A-3, Class IV-A-1, Class IV-A-2, Class I-M-1, Class I-M-2, Class I-M-3, Class I-M-4, Class I-M-5, Class I-M-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Grantor Trust Certificates will accrue interest on an Actual/360 basis.
- The Trust will include Group 2. No cash from Group 2 will be available to pay the Group 1, Group 3, Group 4 or Group 5 Grantor Trust Certificates. Excess Cashflow from Mortgage Loan Groups 3, Group 4 and Group 5 will not be available to pay the Group 2 Grantor Trust Certificates or Group 1, and vice versa, as described in this term sheet and further in the prospectus supplement. Excess Cashflow from Mortgage Loan Group 1 will not be available to pay the Group 2 Grantor Trust Certificates, and vice versa.
- It is expected that the Mortgage Loan Seller, or its affiliates, will retain the non offered securities and the trust certificates.

(1) The class sizes and related credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread.

(2) Credit enhancement for the Grantor Trust Certificates will be provided by a combination of subordination, OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC level and OC Target amount for the Group 1 Grantor Trust Certificates will equal [0.60]% of the Cut-Off Date unpaid principal balance of the related mortgage loans plus the related pre-funded amount. The initial OC level and OC Target amount for the Group 3, Group 4 and Group 5 Grantor Trust Certificates will equal [0.50]% of the Cut-Off Date unpaid principal balance of the related mortgage loans. Excess spread will be applied to pay principal on the related Grantor Trust Certificates, resulting in a limited acceleration of the related Grantor Trust Certificates, in order to maintain the related OC level at the related OC Target.

(3) The Certificate Interest Rate for the Class I-A-1, Class I-A-2 and Class I-A-3 Grantor Trust Certificates (collectively, the "Class I-A Grantor Trust Certificates") will be a floating rate based on the least of (i) One-Month LIBOR plus the related margin, and (ii) a maximum certificate interest rate of 11.00%, subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class I-A Grantor Trust Certificates will increase to 2 times the original margin.

(4) The Certificate Interest Rate for the Class III-A-1, Class III-A-2 and Class III-A-3 Grantor Trust Certificates (collectively, the "Class III-A Grantor Trust Certificates") will be a floating rate based on the least of (i) One-Month LIBOR plus the related margin, and (ii) a maximum certificate interest rate of 11.00%, subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class III-A Grantor Trust Certificates will increase to 2 times the original margin.

(5) The Certificate Interest Rate for the Class IV-A-1 and Class IV-A-2 Grantor Trust Certificates (collectively, the "Class IV-A Grantor Trust Certificates") will be a floating rate based on the least of (i) One-Month LIBOR plus the related margin, and (ii) a maximum certificate interest rate of 11.00%, subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class IV-A Grantor Trust Certificates will increase to 2 times the original margin.

(6) Up to but not including the payment date in September 2010, the Certificate Interest Rate for the Class V-A Grantor Trust Certificates will be a fixed rate equal to 5.350% subject to the related Available Funds Rate described herein. On or after the payment date in September 2010, the Class V-A Grantor Trust Certificates will have a Certificate Interest Rate equal to the least of (i) 6-Month LIBOR (which is set every 6 months) plus 1.75%, (ii) 11.00% and (iii) the Available Funds Rate.

(7) The Certificate Interest Rate for the Class I-M-1, Class I-M-2, Class I-M-3, Class I-M-4, Class I-M-5 and Class I-M-6 Grantor Trust Certificates (collectively, the "Class I-M Grantor Trust Certificates") will be a floating rate based on the least of (i) One-Month LIBOR plus the related margin, and (ii) a maximum certificate interest rate of 11.00%, each subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class I-M Grantor Trust Certificates will increase to 1.5 times the original margin.

(8) The Certificate Interest Rate for the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Grantor Trust Certificates (collectively, the "Class M Grantor Trust Certificates") will be a floating rate based on the least of (i) One-Month LIBOR plus the related margin, and (ii) a maximum certificate interest rate of 11.00%, each subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class M Grantor Trust Certificates will increase to 1.5 times the original margin.

(9) The Group 4 mortgage loans are all conforming balance mortgage loans.

(10) WALs are calculated to the 20% Optional Termination with respect to the Group 1 Grantor Trust Certificates and the 10% Optional Termination with respect to the Group 3-5 Grantor Trust Certificates, each at a Prepayment Pricing Speed Assumption of 25% CPR.

Collateral Description

- Conventional, one- to four-family, hybrid and adjustable-rate loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in Exhibit VI attached hereto.
- Approximately 40.45%, 30.70%, 100.00%, and 0.00% of the mortgage loans in loan groups 1, 3, 4 and 5, respectively and 44.44% of the total mortgage loans have "conforming" balances. However, some of these loans may have been underwritten in accordance with underwriting standards consistent with "non-conforming" mortgage loans. A "non-conforming " mortgage loan means a mortgage loan which is ineligible for purchase by Fannie Mae or Freddie Mac due to either credit characteristics of the related mortgagor or documentation standards in connection with the underwriting of the related mortgage loan that do not meet the Fannie Mae or Freddie Mac underwriting guidelines for "A" credit borrowers. For a description of the underwriting standards under which the mortgage loans were originated, refer to the section titled "Mortgage Loan Origination – Underwriting Guidelines" in the prospectus supplement.
- The mortgage loans were originated by American Home. American Home Mortgage Investment Corp. and, together with its wholly-owned subsidiaries, collectively referred to as American Home, is primarily engaged in the business of originating and servicing residential mortgage loans.
- Approximately 12.22% of the Group 1 mortgage loans and 5.08% of the Group 3-5 mortgage loans have a loan-to-value ratio greater than 80%.
- None of the Group 1 mortgage loans and none of the Group 3-5 mortgage loans have a loan-to-value greater than 80% and do not have MI.
- As of the Cut-Off Date, none of the mortgage loans will be greater than 30-days delinquent.
- Approximately 8.40% of the Group 1 mortgage loans and 64.49% of the Group 3-5 mortgage loans provide for a period of interest only payments before they convert to fully amortizing.
- The information related to the mortgage loans described herein is preliminary and is meant to reflect information as of the Cut-off Date. It is expected that on or prior to the Closing Date, unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. Additional similar mortgage loans may be included. **Consequently, the initial principal balance of any of the Offered Grantor Trust Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown herein.**

LOAN GROUP DESCRIPTION

- Group 1 – *MTA Neg Am ARMs.*
- Group 3 – *MTA Neg Am ARMs.*
- Group 4 – *Conforming 5Yr. Hybrid.*
- Group 5 – *Non Conforming 5Yr. Hybrid.*

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
Group 1	100.00%	3.139%	2.570%	393	2.979%	2.410%	0.000%	0.000%	10.059%	1
Group 1 Totals:	100.00%	3.139%	2.570%	393	2.979%	2.410%	0.000%	0.000%	10.059%	1
Group 3	27.67%	3.135%	2.604%	386	3.015%	2.483%	0.000%	0.000%	10.023%	1
Group 4	38.26%	6.068%	5.582%	359	3.146%	2.660%	4.991%	1.319%	11.072%	59
Group 5	34.08%	5.773%	5.460%	359	2.693%	2.380%	4.981%	1.680%	10.780%	59
Group 3-5 Totals:	100.00%	5.156%	4.717%	367	2.955%	2.516%	4.987%	1.489%	10.682%	43

Summary of Terms:

Depositor:	American Home Mortgage Securities, LLC.
RMBS Master Servicer/Securities Administrator:	Wells Fargo Bank, N.A.
RMBS Servicer:	With respect to the Group 1 mortgage loans only, American Home Acceptance, Inc.
RMBS Sub-Servicer:	The mortgage loans are serviced by American Home Mortgage Servicing, Inc.
Underwriters:	Bear, Stearns & Co. Inc. (lead manager), Lehman Brothers, Inc., Citigroup Global Markets Inc., Greenwich Capital Markets, Inc. and Goldman, Sachs & Co.
Custodian:	Deutsche Bank National Trust Company.
Indenture Trustee:	US Bank, National Association.
Owner Trustee:	Wilmington Trust Company.
Rating Agencies:	Standard & Poor's and Moody's Investors Service.
Cut-off Date:	September 1, 2005.
Settlement Date:	September 30, 2005.
Payment Date:	25th day of each month (or the next business day), commencing October 2005.
Optional Clean-Up Call:	The holder of a majority percentage interest in the related trust certificates may repurchase from the related underlying trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the Group 1 and Group 3-5 mortgage loans is reduced to 20% and 10%, respectively, of the aggregate principal balance of the related mortgage loans as of the Cut-off Date plus amounts on deposit in the related prefunding accounts as of the Closing Date. In addition, under certain conditions as provided for in the prospectus supplement, the holder of a majority percentage interest in the Group 1 and Group 2 trust certificates may repurchase each of the Group 1 mortgage loans and Group 2 mortgage loans, separately, when each such group is reduced to 20% of the aggregate principal balance of such group as of the Cut-Off Date plus amounts on deposit in the related prefunding account as of the Closing Date.
Negative Amortization:	The Group 1 and Group 3 mortgage loans are subject to negative amortization. For any payment date, the Group 1 Principal Remittance Amount and Group 3 Principal Remittance Amount will be reduced by any negative amortization on such loans until reduced to zero. Any additional negative amortization in excess of the Group 1 Principal Remittance Amount or Group 3 Principal Remittance Amount will constitute an "Additional Negative Amortization Principal Amount."
Group 4 and Group 5 Prefunding Accounts:	On the Closing Date cash in the estimated amounts of approximately $37,024,031; and $32,975,968 will be deposited into the Group 4 and Group 5 Prefunding Accounts, respectively, but in no case more than 25% of the related total mortgage loan group as of the Cut-Off Date, and thereafter used to purchase additional related mortgage loans during the period ending no later than December 29, 2005 (the "Pre-Funding Period"). Any balance remaining in the Prefunding Accounts after the end of the Pre-Funding Period will be distributed as principal to the related Class A Grantor Trust Certificates on the following Payment Date.

Registration:	The Offered Grantor Trust Certificates will be available in book-entry form through DTC.
Denominations:	The Offered Grantor Trust Certificates are issuable in minimum denominations of an original amount of $100,000 and multiples of $1 in excess thereof.
Federal Tax Treatment:	The Offered Grantor Trust Certificates will represent beneficial ownership of underlying debt instruments.
ERISA Considerations:	The Offered Grantor Trust Certificates generally may be purchased by, on behalf of, or with plan assets of, a Plan, if a prohibited transaction class exemption, based on the identity of the fiduciary making the decision to acquire such Offered Grantor Trust Certificates on behalf of the Plan or the source of funds for such acquisition, is applicable to the acquisition, holding and transfer of the Offered Grantor Trust Certificates.
SMMEA Eligibility:	The Grantor Trust Certificates, other than the Class I-M-5, Class I-M-6, Class M-5 and Class M-6 Grantor Trust Certificates, will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
P&I Advances:	The RMBS Sub-Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the RMBS Sub-Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Grantor Trust Certificates and are not intended to guarantee or insure against losses.
Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the applicable Servicing Fee and (2) any lender paid mortgage insurance fee, if applicable.
Servicing Fee:	With respect to each mortgage loan and any payment date, the fee payable to the RMBS Servicer in respect of servicing compensation that accrues at an annual rate equal to the related servicing fee rate multiplied by the stated principal balance of such mortgage loan as of the first day of the related Due Period.
Accrual Period:	The "accrual period" for all of the Classes of Grantor Trust Certificates except the Class V-A Grantor Trust Certificates will be the period from and including the preceding payment date (or from the Settlement Date with respect to the first payment date) to and including the day prior to the current payment date. The "accrual period" for the Class V-A Grantor Trust Certificates will be the calendar month preceding the month in which the payment date occurs, beginning in September 2005. The Securities Administrator will calculate interest on all of the Classes of Grantor Trust Certificates except the Class V-A Grantor Trust Certificates on an actual/360 basis. The Securities Administrator will calculate interest on the Class V-A Grantor Trust Certificates on a 30/360 basis.
Credit Enhancement for the Group 1 Grantor Trust Certificates:	Subordination (includes initial OC): Initially, [8.10]% for the Class I-A Grantor Trust Certificates, [5.00]% for the Class I-M-1 Grantor Trust Certificates, [3.50]% for the Class I-M-2 Grantor Trust Certificates, [2.90]% for the Class I-M-3 Grantor Trust Certificates, [1.45]% for the Class I-M-4 Grantor Trust Certificates, [0.85]% for the Class I-M-5 Grantor Trust Certificates and [0.60]% for the Class I-M-6 Grantor Trust Certificates.

- Overcollateralization ("OC")

Initial (% Orig.)	[0.60]%
OC Target (% Orig.)	[0.60]%
Stepdown (% Current)	Prior to the Payment Date in September 2011, [1.50]%; and thereafter, [1.20]%
OC Floor (% Orig.)	[0.50]%

- Excess spread, which will initially be equal to approximately [xx] bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses on all the Group 1 Grantor Trust Certificates and to replenish OC as needed.

Credit Enhancement for the Group 3-5 Grantor Trust Certificates:

Subordination (includes initial OC):

Initially, [6.45]% for the Class III-A, Class IV-A and Class V-A Grantor Trust Certificates, [4.25]% for the Class M-1 Grantor Trust Certificates, [3.00]% for the Class M-2 Grantor Trust Certificates, [2.60]% for the Class M-3 Grantor Trust Certificates, [1.00]% for the Class M-4 Grantor Trust Certificates, [0.75]% for the Class M-5 Grantor Trust Certificates and [0.50]% for the Class M-6 Grantor Trust Certificates.

- Overcollateralization ("OC")

Initial (% Orig.)	[0.50]%
OC Target (% Orig.)	[0.50]%
Stepdown (% Current)	N/A
OC Floor (% Orig.)	[0.50]%

- Excess spread, which will initially be equal to approximately [xx] bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses on all the Group 3-5 Grantor Trust Certificates and to replenish OC as needed.

Available Funds

For any Payment date and with respect to each Loan Group, will be an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds, (2) any monthly advances and compensating interest payments made by the RMBS Master Servicer or RMBS Sub-Servicer for such Payment date in respect of the mortgage loans in the related Loan Group, (3) any amounts reimbursed by the RMBS Master Servicer in connection with losses on certain eligible investments and (4) amounts transferred from the related Interest Coverage Account and, at the end of the Prefunding Period, any excess amounts transferred from the related Pre-Funding Account, and (5) interest earned on amounts on deposit in the related Pre-Funding Account, net of (6) fees payable to, and amounts reimbursable to, the RMBS Master Servicer, the RMBS Sub-Servicer, the Securities Administrator, the Indenture Trustee and the Custodian. Investment earnings on amounts on deposit in the master servicer collection account and the payment account are not part of Available Funds.

Accrued Certificate Interest:

For any payment date and each class of Grantor Trust Certificates, interest accrued during the related accrual period at the then-applicable Certificate Interest Rate on the related certificate principal balance thereof immediately prior to such payment date, plus any Accrued Certificate Interest remaining unpaid from any prior payment date with interest thereon at the related Certificate Interest Rate.

Available Funds Rate:

On any Payment Date and any class of Class I-A, Class III-A, Class IV-A or Class V-A Grantor Trust Certificates, the per annum rate equal to (a) the weighted average (as described below) of (1) the weighted average of the Net Mortgage Rates on the related mortgage loans included in the related trust as of the end of the prior Due Period, weighted on the basis of the Stated Principal Balances thereof as of the end of the prior Due Period, and (2) the amount of interest earned on amounts on deposit in the related Pre-Funding Account from the prior Payment Date to the current Payment Date, expressed as a percentage of the related Pre-Funded Amount at the end of the prior Due Period and converted to a per annum rate, weighted on the basis of the related Pre-Funded Amount as of the end of the related Due Period, times (b) in the case of the Class I-A, Class III-A and Class IV-A Grantor Trust Certificates only, a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period and times (c) the related Adjustment Fraction. In addition, the Available Funds Rate with respect to the Class I-A and Class III-A Grantor Trust Certificates will be reduced by the related Additional Negative Amortization Principal Amount, expressed as a percentage of the aggregate Certificate Principal Balance of the related Class I-A or Class III-A Grantor Trust Certificates, as applicable. The weighted average of clauses (1) and (2) above shall be weighted on the basis of the aggregate Stated Principal Balance of the related mortgage loans as of the beginning of the related Due Period and the aggregate amount on deposit in the related Pre-Funding Account, respectively.

On any Payment Date and any class of Class I-M Grantor Trust Certificates, the per annum rate equal to (a) the weighted average (as described below) of (1) the weighted average of the Net Mortgage Rates of the mortgage loans in Group 1 included in the trust as of the end of the prior Due Period, and (2) the amount of interest earned on amounts on deposit in the related Pre-Funding Account from the prior Payment Date to the current Payment Date, expressed as a percentage of the related Pre-Funded Amount at the end of the prior Due Period and converted to a per annum rate, weighted on the basis of the related Pre-Funded Amount as of the end of the related Due Period, times (b) a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period and times (c) the related Adjustment Fraction. The weighted average of clauses (1) and (2) above shall be weighted on the basis of the aggregate Stated Principal Balance of the related mortgage loans as of the beginning of the related Due Period and the aggregate amount on deposit in the related Pre-Funding Account, respectively.

On any Payment Date and any class of Class M Grantor Trust Certificates, the per annum rate equal to (a) the weighted average (as described below) of (1) the weighted average of the Net Mortgage Rates of the mortgage loans in Group 3, Group 4 and Group 5 included in the trust as of the end of the prior Due Period, weighted on the basis of the Stated Principal Balances thereof as of the end of the prior Due Period, weighted in proportion to the results of subtracting from the aggregate Stated Principal Balance of the mortgage loans of Group 3, Group 4 and Group 5, the aggregate Certificate Principal Balance of the related Class III-A, Class IV-A and Class V-A Grantor Trust Certificates, respectively, and (2) the amount of interest earned on amounts on deposit in the related Pre-Funding Account from the prior Payment Date to the current Payment Date, expressed as a percentage of the related Pre-Funded Amount at the end of the prior Due Period and converted to a per annum rate, weighted on the basis of the related Pre-Funded Amount as of the end of the related Due Period, times (b) a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period and times (c) the related Adjustment Fraction. The weighted average of clauses (1) and (2) above shall be weighted on the basis of the aggregate Stated Principal Balance of the related mortgage loans as of the beginning of the related Due Period and the aggregate amount on deposit in the related Pre-Funding Account, respectively.

Adjustment Fraction: For any Payment Date with respect to the Class I-A and Class I-M Grantor Trust Certificates, a fraction, (x) the numerator of which is the aggregate Stated Principal Balance of the Group 1 mortgage loans at the beginning of the related Due Period, and (y) the denominator of which is the aggregate Certificate Principal Balance of the Class I-A and Class I-M Grantor Trust Certificates immediately prior to that Payment Date.

For any Payment Date with respect to the Class III-A, Class IV-A, Class V-A and Class M Grantor Trust Certificates, a fraction, (x) the numerator of which is the aggregate Stated Principal Balance of the Group 3, Group 4 and Group 5 mortgage loans at the beginning of the related Due Period, and (y) the denominator of which is the aggregate Certificate Principal Balance of the Class III-A, Class IV-A and Class V-A and Class M Grantor Trust Certificates immediately prior to that Payment Date.

Principal Remittance Amount: For any payment date and any loan group or in the case of the Group 3-5 mortgage loans in the aggregate, as applicable, the sum of (a) the principal portion of all scheduled monthly payments on the related mortgage loans on the related due date, (b) the principal portion of all proceeds of the repurchase of mortgage loans in the related loan group during the preceding calendar month, (c) any amount remaining on deposit in the related Pre-Funding Account at the end of the Prefunding Period; and (d) the principal portion of all other unscheduled collections received during the preceding calendar month in respect of the related mortgage loans.

Group 1 Basic Principal Distribution Amount: With respect to any payment date and loan group 1, the lesser of (a) the excess of (i) the Group 1 Available Funds for such payment date over (ii) the aggregate amount of Accrued Certificate Interest for the Group 1 Grantor Trust Certificates for such payment date and (b) the related Principal Remittance Amount.

Group 3-5 Basic Principal Distribution Amount: With respect to any payment date and loan groups 3-5, the lesser of (a) the excess of (i) the related aggregate Available Funds for such payment date over (ii) the aggregate amount of Accrued Certificate Interest for the related Grantor Trust Certificates for such payment date and (b) the related aggregate Principal Remittance Amount.

Group 1 Principal Distribution Amount: For any payment date and loan group 1, the sum of (a) the related Basic Principal Distribution Amount and (b) the related Overcollateralization Increase Amount. In addition, the Principal Distribution Amount shall be reduced to the extent the Overcollateralization Amount for Group 1 exceeds the related Overcollateralization Target Amount, by the amount of such excess.

Group 3-5 Principal Distribution Amount: For any payment date and loan groups 3-5, the sum of (a) the related Basic Principal Distribution Amount and (b) the related Overcollateralization Increase Amount. In addition, the Principal Distribution Amount shall be reduced to the extent the Overcollateralization Amount for these loan groups exceeds the related Overcollateralization Target Amount, by the amount of such excess.

Group 1 Net Monthly Excess Cashflow: For any payment date, the excess of (x) the Group 1 Available Funds for such payment date over (y) the sum for such payment date of (a) the aggregate amount of Accrued Certificate Interest for the Group 1 Grantor Trust Certificates and (b) the aggregate Principal Remittance Amount used to make payments in respect of the principal to the Group 1 Grantor Trust Certificates.

Group 3-5 Net Monthly Excess Cashflow: For any payment date, the excess of (x) the Group 3, Group 4 and Group 5 Available Funds for such payment date over (y) the sum for such payment date of (a) the aggregate amount of Accrued Certificate Interest for the Group 3, Group 4 and Group 5 Grantor Trust Certificates and (b) the aggregate Principal Remittance Amount used to make payments in respect of the principal to the Group 3, Group 4 and Group 5 Grantor Trust Certificates.

Group 1 Overcollateralization Increase Amount:	For any payment date, the lesser of (i) the Group 1 Net Monthly Excess Cashflow for such payment date and (ii) the excess, if any, of (a) the Group 1 Overcollateralization Target Amount over (b) the Group 1 Overcollateralization Amount on such payment date after taking into account payments to the Group 1 Grantor Trust Certificates of the related aggregate Basic Principal Distribution Amount on such payment date.
Group 3-5 Overcollateralization Increase Amount:	For any payment date, the lesser of (i) the Group 3-5 Net Monthly Excess Cashflow for such payment date and (ii) the excess, if any, of (a) the Group 3-5 Overcollateralization Target Amount over (b) the Group 3-5 Overcollateralization Amount on such payment date after taking into account payments to the Group 3-5 Grantor Trust Certificates of the related aggregate Basic Principal Distribution Amount on such payment date.
Group 1 Overcollateralization Amount:	For any payment date, the amount, if any, by which (i) the aggregate principal balance of the Group 1 mortgage loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, including Realized Losses on the mortgage loans incurred during the related Prepayment Period) and the related Pre-Funded Amount, exceeds (ii) the aggregate certificate principal balance of the Group 1 Grantor Trust Certificates as of such payment date.
Group 3-5 Overcollateralization Amount:	For any payment date, the amount, if any, by which (i) the aggregate principal balance of the Group 3, Group 4 and Group 5 mortgage loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, including Realized Losses on the mortgage loans incurred during the related Prepayment Period) and the related Pre-Funded Amount, exceeds (ii) the aggregate certificate principal balance of the Group 3-5 Grantor Trust Certificates as of such payment date.
Group 1 Overcollateralization Target Amount and Overcollateralization Floor:	[x.xx]% of the Cut-off Date Balance of the Group 1 mortgage loans (which includes amounts on deposit in the related prefunding accounts as of the Closing Date) plus the amount of any related Additional Negative Amortization Principal Amount.
Group 3-5 Overcollateralization Target Amount and Overcollateralization Floor:	[x.xx]% of the Cut-off Date Balance of the Group 3-5 mortgage loans (which includes amounts on deposit in the related prefunding accounts as of the Closing Date) plus the amount of any related Additional Negative Amortization Principal Amount.
Basis Risk Shortfall Carryforward Amount and Net WAC Shortfall Carryforward Amount:	For any payment date for the Class I-A, Class III-A, Class IV-A, Class V-A, Class I-M and Class M Grantor Trust Certificates, the sum of (i) if on such payment date the certificate interest rate for the related Grantor Trust Certificates is based on the related Available Funds Rate, the excess, if any, of (a) the Accrued Certificate Interest that would have been payable had the certificate interest rate for the related Grantor Trust Certificates been calculated at (i) the lesser of the LIBOR-based rate and the maximum rate with respect to the Class I-A, Class III-A, Class IV-A, Class I-M or Class M, or in the case of the Class V-A Grantor Trust Certificates after the related certificate rate change date or (ii) such class's fixed-rate with respect to the Class V-A Grantor Trust Certificates before the related certificate rate change date over (b) interest calculated at the Available Funds Rate plus (ii) any such amounts remaining unpaid from prior payment dates with interest thereon at the Certificate Interest Rate for such payment date to the extent previously unreimbursed by related Net Monthly Excess Cashflow.
Group 1 Stepdown Date:	The later to occur of (x) the Payment Date occurring in October 2008 and (y) the first Payment Date on which the Credit Enhancement Percentage for the Class I-A Grantor Trust Certificates (calculated for this purpose only after taking into account distributions of principal on the related mortgage loans, but prior to any distribution of

the Group 1 Principal Distribution Amount to the holders of the Group 1 Grantor Trust Certificates then entitled to distributions of principal on such Payment Date) is greater than or equal to (i) prior to the Payment Date in September 2011 approximately [20.25]% and (ii) on or after the Payment Date in September 2011 approximately [16.20]%.

Group 3-5 Stepdown Date: The later to occur of (x) the Payment Date occurring in October 2008 and (y) the first Payment Date on which the Credit Enhancement Percentage for the Group 3-5 Class A Grantor Trust Certificates (calculated for this purpose only after taking into account distributions of principal on the related mortgage loans, but prior to any distribution of the Group 3-5 Principal Distribution Amounts to the holders of the Group 3-5 Grantor Trust Certificates then entitled to distributions of principal on such Payment Date) is greater than or equal to (i) prior to the Payment Date in September 2011 approximately [16.12]% and (ii) on or after the Payment Date in September 2011 approximately [12.90]%.

Group 1 Trigger Event: A "Trigger Event," with respect to each Payment Date on or after the Stepdown Date, exists if the three-month rolling average of the percent equal to the sum of the aggregate Stated Principal Balances of the related mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties over the sum of the aggregate Stated Principal Balances of the related mortgage loans as of the last day of the related due period, equals or exceeds (i)[28.50]%, prior to the Payment Date in September 2011, and (ii) [35.70]%, on or after the Payment Date in September 2011, of the aggregate amount of the Class I-M Grantor Trust Certificates plus the Group 1 Overcollateralization Amount or if the Cumulative Loss Test has been violated.

Group 3-5 Trigger Event: A "Trigger Event," with respect to each Payment Date on or after the Stepdown Date, exists if the three-month rolling average of the percent equal to the sum of the aggregate Stated Principal Balances of the related mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties over the sum of the aggregate Stated Principal Balances of the related mortgage loans as of the last day of the related due period, equals or exceeds (i)[28.50]%, prior to the Payment Date in September 2011, and (ii) [35.70]%, on or after the Payment Date in September 2011, of the aggregate amount of the Class M Grantor Trust Certificates plus the Overcollateralization Amount or if the Cumulative Loss Test has been violated.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Payment Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the mortgage loans as of the Cut-Off Date exceeds the applicable percentages set forth below with respect to such Payment Date.

Group 1:

Payment Date:	Percentage
September 2008 through August 2009:	[x.xx]%
September 2009 and August 2010:	[x.xx]%
September 2010 and August 2011:	[x.xx]%
September 2011 and August 2012:	[x.xx]%
September 2012 and thereafter:	[x.xx]%

Group 3-5:

Payment Date:	Percentage
September 2008 through August 2009:	[x.xx]%
September 2009 and August 2010:	[x.xx]%
September 2010 and August 2011:	[x.xx]%
September 2011 and August 2012:	[x.xx]%
September 2012 and thereafter:	[x.xx]%

Priority of Payments:

Payments on the Grantor Trust Certificates will be made on the 25th day of each month (or next business day) from Available Funds. Available Funds for each Loan Group will be distributed according to the following priority:

Available Funds:

On each Payment Date, payments on the Grantor Trust Certificates, to the extent of the Group 1 Available Funds, will be made according to the following priority:

Group 1 Interest Payments

1) From Group 1 Available Funds to the holders of the related Class I-A-1, Class I-A-2 and Class I-A-3 Grantor Trust Certificates, the related Accrued Certificate Interest and any related Unpaid Interest Shortfall;
2) From remaining Group 1 Available Funds, to the holders of the Class I-M-1 Grantor Trust Certificates, the Accrued Certificate Interest for such class;
3) From remaining Group 1 Available Funds, to the holders of the Class I-M-2 Grantor Trust Certificates, the Accrued Certificate Interest for such class;
4) From remaining Group 1 Available Funds, to the holders of the Class I-M-3 Grantor Trust Certificates, the Accrued Certificate Interest for such class;
5) From remaining Group 1 Available Funds, to the holders of the Class I-M-4 Grantor Trust Certificates, the Accrued Certificate Interest for such class;
6) From remaining Group 1 Available Funds, to the holders of the Class I-M-5 Grantor Trust Certificates, the Accrued Certificate Interest for such class;
7) From remaining Group 1 Available Funds, to the holders of the Class I-M-6 Grantor Trust Certificates, the Accrued Certificate Interest for such class; and
8) Any remainder (to the extent not included as part of the related Principal Distribution Amount) to be included as Group 1 Net Monthly Excess Cashflow as described below.

Group 1 Principal Distributions:

Prior to the Group 1 Stepdown Date or on which a Group 1 Trigger Event is in effect:

1) From the Principal Distribution Amount for Loan Group 1, payments of principal to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Grantor Trust Certificates, pro rata, until the Certificate Principal Balance of each such class has been reduced to zero;
2) To the holders of the Class I-M-1, Class I-M-2, Class I-M-3, Class I-M-4, Class I-M-5 and Class I-M-6 Grantor Trust Certificates, sequentially, from remaining principal collections derived from the mortgage loans, until the Certificate Principal Balance of such class has been reduced to zero;
3) Any remainder as part of Group 1 Net Monthly Excess Cashflow as described

below.

On or after the Group 1 Stepdown Date on which a Group 1 Trigger Event is not in effect:

1) From the Principal Distribution Amount for Loan Group 1, the Class I-A Principal Distribution Amount to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Grantor Trust Certificates, pro rata, until the Certificate Principal Balance of each such class has been reduced to zero;
2) To the holders of the Class I-M-1 Grantor Trust Certificates, Class I-M-1 Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
3) To the holders of the Class I-M-2 Grantor Trust Certificates, Class I-M-2 Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
4) To the holders of the Class I-M-3 Grantor Trust Certificates, Class I-M-3 Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
5) To the holders of the Class I-M-4 Grantor Trust Certificates, Class I-M-4 Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
6) To the holders of the Class I-M-5 Grantor Trust Certificates, Class I-M-5 Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
7) To the holders of the Class I-M-6 Grantor Trust Certificates, Class I-M-6 Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero; and
8) Any remainder as part of Group 1 Net Monthly Excess Cashflow as described below.

Group 1 Net Monthly Excess Cashflow:

On each Payment Date, Group 1 Net Monthly Excess Cashflow will be distributed as follows:

1) To the holders of the Class I-A, pro rata, and Class I-M Grantor Trust Certificates in an amount equal to the Group 1 Overcollateralization Increase Amount, payable to such holders as part of the Group 1 Principal Distribution Amount in the same priority as described under "Group 1 Principal Distributions" above; to replenish the Overcollateralization Target Amount;
2) Concurrently, to the Class I-A-2 and Class I-A-3 Grantor Trust Certificates, sequentially, any Allocated Realized Loss Amount for such Grantor Trust Certificates;
3) To the Class I-M-1 Grantor Trust Certificates, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class I-M-1 Grantor Trust Certificates;
4) To the Class I-M-2 Grantor Trust Certificates, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class I-M-2 Grantor Trust Certificates;
5) To the Class I-M-3 Grantor Trust Certificates, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class I-M-3 Grantor Trust Certificates;
6) To the Class I-M-4 Grantor Trust Certificates, any Unpaid Interest Shortfalls

and any Allocated Realized Loss Amount, in that order, on the Class I-M-4 Grantor Trust Certificates;

7) To the Class I-M-5 Grantor Trust Certificates, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class I-M-5 Grantor Trust Certificates;
8) To the Class I-M-6 Grantor Trust Certificates, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class I-M-6 Grantor Trust Certificates;
9) Concurrently, to the Class I-A-1, Class I-A-2 and Class I-A-3 Grantor Trust Certificates any Basis Risk Shortfall Carryforward Amount due to such classes, pro rata based on the amount of Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount due such classes; and then to the Class I-M-1, Class I-M-2, Class I-M-3, Class I-M-4, Class I-M-5 and Class I-M-6 Grantor Trust Certificates, in that order, any Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount for such Grantor Trust Certificates; and
10) To the holders of the Trust Certificates, as provided in the indenture and trust agreement.

On each Payment Date, payments on the Grantor Trust Certificates, to the extent of the Group 3, Group 4 and Group 5 Available Funds, will be made according to the following priority:

Group 3-5 Interest Payments

1) From each of the Group 3, Group 4 and Group 5 Available Funds, concurrently, to the holders of the related Class III-A-1, Class III-A-2, Class III-A-3, Class IV-A-1, Class IV-A-2 and Class V-A Grantor Trust Certificates, respectively, the related Accrued Certificate Interest and any related Unpaid Interest Shortfall;
2) From each of the remaining Group 3, Group 4 and Group 5 Available Funds, to the holders of the related Class III-A-1, Class III-A-2, Class III-A-3, Class IV-A-1, Class IV-A-2 and Class V-A Grantor Trust Certificates, pro rata, based on entitlement, any related Unpaid Accrued Certificate Interest and any related Unpaid Interest Shortfall.
3) From remaining Group 3, Group 4 and Group 5 Available Funds, to the holders of the Class M-1 Grantor Trust Certificates, the Accrued Certificate Interest for such class;
4) From remaining Group 3, Group 4 and Group 5 Available Funds, to the holders of the Class M-2 Grantor Trust Certificates, the Accrued Certificate Interest for such class;
5) From remaining Group 3, Group 4 and Group 5 Available Funds, to the holders of the Class M-3 Grantor Trust Certificates, the Accrued Certificate Interest for such class;
6) From remaining Group 3, Group 4 and Group 5 Available Funds, to the holders of the Class M-4 Grantor Trust Certificates, the Accrued Certificate Interest for such class;
7) From remaining Group 3, Group 4 and Group 5 Available Funds, to the holders of the Class M-5 Grantor Trust Certificates, the Accrued Certificate Interest for such class;
8) From remaining Group 3, Group 4 and Group 5 Available Funds, to the holders of the Class M-6 Grantor Trust Certificates, the Accrued Certificate Interest for such class;

9) Any remainder (to the extent not included as part of the related Principal Distribution Amount) to be included as Group 3-5 Net Monthly Excess Cashflow as described below.

Group 3-5 Principal Distributions:

Prior to the Group 3-5 Stepdown Date or on which a Group 3-5 Trigger Event is in effect:

1) From the Principal Distribution Amount for Loan Group 3, payments of principal to the holders of the Class III-A-1, Class III-A-2 and Class III-A-3 Grantor Trust Certificates, pro rata, until the Certificate Principal Balance of each such class has been reduced to zero;
2) From the Principal Distribution Amount for Loan Group 4, payments of principal to the holders of the Class IV-A-1 and Class IV-A-2 Grantor Trust Certificates, pro rata, until the Certificate Principal Balance of such class has been reduced to zero;
3) From the Principal Distribution Amount for Loan Group 5, payments of principal to the holders of the Class V-A Grantor Trust Certificates until the Certificate Principal Balance of such class has been reduced to zero;
4) To the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Grantor Trust Certificates, sequentially, from remaining principal collections derived from the mortgage loans, until the Certificate Principal Balance of such class has been reduced to zero;
5) Any remainder as part of Group 3-5 Net Monthly Excess Cashflow as described below.

On or after the Group 3-5 Stepdown Date on which a Group 3-5 Trigger Event is not in effect:

1) From the Principal Distribution Amount for Loan Group 3, the Class III-A Principal Distribution Amount to the holders of the Class III-A-1, Class III-A-2 and Class III-A-3 Grantor Trust Certificates, pro rata, until the Certificate Principal Balance of each such class has been reduced to zero;
2) From the Principal Distribution Amount for Loan Group 4, the Class IV-A Principal Distribution Amount to the holders of the Class IV-A-1 and Class IV-A-2 Grantor Trust Certificates, pro rata, until the Certificate Principal Balance of such class has been reduced to zero;
3) From the Principal Distribution Amount for Loan Group 5, the Class V-A Principal Distribution Amount to the holders of the Class V-A Grantor Trust Certificates until the Certificate Principal Balance of such class has been reduced to zero;
4) To the holders of the Class M-1 Grantor Trust Certificates, Class M-1 Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
5) To the holders of the Class M-2 Grantor Trust Certificates, Class M-2 Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
6) To the holders of the Class M-3 Grantor Trust Certificates, Class M-3 Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
7) To the holders of the Class M-4 Grantor Trust Certificates, Class M-4

Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;

8) To the holders of the Class M-5 Grantor Trust Certificates, Class M-5 Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
9) To the holders of the Class M-6 Grantor Trust Certificates, Class M-6 Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero; and
10) Any remainder as part of Group 3-5 Net Monthly Excess Cashflow as described below.

Group 3-5 Net Monthly Excess Cashflow:

On each Payment Date, Group 3-5 Net Monthly Excess Cashflow will be distributed as follows:

1) To the holders of the Class III-A, pro rata, Class IV-A, pro rata, and Class V-A Grantor Trust Certificates in an amount equal to the Group 3-5 Overcollateralization Increase Amount, payable to such holders as part of the Group 3-5 Principal Distribution Amount in the same priority as described under "Group 3-5 Principal Distributions" above; to replenish the Overcollateralization Target Amount;
2) Concurrently, to the Class III-A-2 and Class III-A-3 Grantor Trust Certificates, sequentially, and to the Class IV-A-2 Grantor Trust Certificates any Allocated Realized Loss Amount for such Grantor Trust Certificates;
3) To the Class M-1 Grantor Trust Certificates, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class M-1 Grantor Trust Certificates;
4) To the Class M-2 Grantor Trust Certificates, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-2 Grantor Trust Certificates;
5) To the Class M-3 Grantor Trust Certificates, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-3 Grantor Trust Certificates;
6) To the Class M-4 Grantor Trust Certificates, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-4 Grantor Trust Certificates;
7) To the Class M-5 Grantor Trust Certificates, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-5 Grantor Trust Certificates;
8) To the Class M-6 Grantor Trust Certificates, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-6 Grantor Trust Certificates;
9) Concurrently, to the Class III-A-1, Class III-A-2, Class III-A-3, Class IV-A and Class V-A Grantor Trust Certificates any Basis Risk Shortfall Carryforward Amount due to such classes, pro rata based on the amount of Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount due such classes, and then to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Grantor Trust Certificates, in that order, any Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount for such Grantor Trust Certificates; and
10) To the holders of the Trust Certificates, as provided in the indenture and trust agreement.

Class I-A Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the classes of Class I-A-1, Class I-A-2 and Class I-A-3 Grantor Trust Certificates immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) [79.75]% prior to the Payment Date in September 2011 and [83.80]% on or after the Payment Date on September 2011 and (ii) the aggregate stated principal balance of the Group 1 mortgage loans as of the last day of the related due period and (B) the aggregate stated principal balance of the Group 1 mortgage loans as of the last day of the related due period minus the related OC Floor.

Group 3-5 Class A Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the classes of Class III-A-1, Class III-A-2, Class III-A-3, Class IV-A and Class V-A Grantor Trust Certificates (collectively, the "Group 3-5 Class A Grantor Trust Certificates") immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) [83.88]% prior to the Payment Date in September 2011 and [87.10]% on or after the Payment Date on September 2011 and (ii) the aggregate stated principal balance of the group 3-5 mortgage loans as of the last day of the related due period plus the aggregate amount on deposit in the related prefunding account and (B) the aggregate stated principal balance of the group 3-5 mortgage loans as of the last day of the related due period plus the aggregate amount on deposit in the related prefunding account minus the related OC Floor.

Class III-A, Class IV-A and Class V-A Principal Distribution Amounts: For any applicable Payment Date, a pro rata portion of the Group 3-5 Class A Principal Distribution Amount based upon principal funds received on the group 3-5 mortgage loans.

Class I-M-1 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Principal Distribution Amount for that Payment Date after payment of the Class I-A Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Grantor Trust Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount and (2) the Certificate Principal Balance of the Class I-M-1 Grantor Trust Certificates immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) approximately [87.50]% prior to the Payment Date in September 2011 and [90.00]% on or after the Payment Date on September 2011 and (ii) the aggregate stated principal balance of the group 1 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-1 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment

Date and (B) an amount equal to the lesser of (x) the remaining Principal Distribution Amount for that Payment Date after payment of the Group 3-5 Class A Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Group 3-5 Class A Grantor Trust Certificates (after taking into account the payment of the Group 3-5 Class A Principal Distribution Amount and (2) the Certificate Principal Balance of the Class M-1 Grantor Trust Certificates immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) [89.38]% prior to the Payment Date in September 2011 and [91.50]% on or after the Payment Date on September 2011 and (ii) the aggregate stated principal balance of the group 3-5 mortgage loans as of the last day of the related due period plus the aggregate amount on deposit in the related prefunding account, and (b) the aggregate stated principal balance of the group 3-5 mortgage loans as of the last day of the related due period plus the aggregate amount on deposit in the related prefunding account minus the related OC Floor.

Class I-M-2 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B), an amount equal to the lesser of (x) the remaining Group 1 Principal Distribution Amount for that Payment Date after payment of the Class I-A Principal Distribution Amount and the Class I-M-1 Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Grantor Trust Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount for such Payment Date), (2) the Certificate Principal Balance of the Class I-M-1 Grantor Trust Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amount for such Payment Date) and (3) the Certificate Principal Balance of the Class I-M-2 Grantor Trust Certificates immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) approximately [91.25]% prior to the Payment Date in September 2011 and [93.00]% on or after the Payment Date on September 2011 and (ii) the aggregate stated principal balance of the group 1 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-2 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B), an amount equal to the lesser of (x) the remaining Group 3-5 Principal Distribution Amount for that Payment Date after payment of the Group 3-5 Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Group 3-5 Class A Grantor Trust Certificates (after taking into account the payment of the Group 3-5 Class A Principal Distribution Amount for such Payment Date), (2) the Certificate Principal Balance of the Class M-1 Grantor Trust Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) and (3) the Certificate Principal Balance of the Class M-2 Grantor Trust Certificates immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) [92.50]% prior to the Payment Date in September 2011 and [94.00]% on or after the Payment Date on September 2011 and (ii) the aggregate stated principal balance of the group 3-5 mortgage loans as of the last day of the related due period plus the aggregate amount on deposit in the related prefunding account, and (b) the aggregate stated principal balance of the group 3-5 mortgage loans as of the last day of the related due period plus the aggregate amount on deposit in the related prefunding account minus the related OC Floor.

Class I-M-3 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 1 Principal Distribution Amount for that Payment Date after payment of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount and the Class I-M-2 Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Grantor Trust Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount for such Payment Date), (2) the Certificate Principal Balance of the Class I-M-1 Grantor Trust Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amount for such Payment Date), (3) the Certificate Principal Balance of the Class I-M-2 Grantor Trust Certificates (after taking into account the payment of the Class I-M-2 Principal Distribution Amount for such Payment Date) and (4) the Certificate Principal Balance of the Class I-M-3 Grantor Trust Certificates immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) approximately [92.75]% prior to the Payment Date in September 2011 and [94.20]% on or after the Payment Date on September 2011 and (ii) the aggregate stated principal balance of the group 1 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-3 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 3-5 Principal Distribution Amount for that Payment Date after payment of the Group 3-5 Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Group 3-5 Class A Grantor Trust Certificates (after taking into account the payment of the Group 3-5 Class A Principal Distribution Amount for such Payment Date), (2) the Certificate Principal Balance of the Class M-1 Grantor Trust Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date), (3) the Certificate Principal Balance of the Class M-2 Grantor Trust Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) and (4) the Certificate Principal Balance of the Class M-3 Grantor Trust Certificates immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) [93.50]% prior to the Payment Date in September 2011 and [94.80]% on or after the Payment Date on September 2011 and (ii) the aggregate stated principal balance of the group 3-5 mortgage loans as of the last day of the related due period plus the aggregate amount on deposit in the related prefunding account, and (b) the aggregate stated principal balance of the group 3-5 mortgage loans as of the last day of the related due period plus the aggregate amount on deposit in the related prefunding account minus the related OC Floor.

Class I-M-4 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 1 Principal Distribution Amount for that Payment Date after payment of the Class I-A Principal

Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2 Principal Distribution Amount and Class I-M-3 Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Grantor Trust Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount for such Payment Date), (2) the Certificate Principal Balance of the Class I-M-1 Grantor Trust Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amount for such Payment Date), (3) the Certificate Principal Balance of the Class I-M-2 Grantor Trust Certificates (after taking into account the payment of the Class I-M-2 Principal Distribution Amount for such Payment Date), (4) the Certificate Principal Balance of the Class I-M-3 Grantor Trust Certificates(after taking into account the payment of the Class I-M-3 Principal Distribution Amount for such Payment Date) and (5) the Certificate Principal Balance of the Class I-M-4 Grantor Trust Certificates immediately prior to such Payment Date over (B) the lesser of (a) the product of (i) approximately [96.38]% prior to the Payment Date in September 2011 and [97.10]% on or after the Payment Date on September 2011 and (ii) the aggregate stated principal balance of the group 1 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-4 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 3-5 Principal Distribution Amount for that Payment Date after payment of the Group 3-5 Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Group 3-5 Class A Grantor Trust Certificates (after taking into account the payment of the Group 3-5 Class A Principal Distribution Amount for such Payment Date), (2) the Certificate Principal Balance of the Class M-1 Grantor Trust Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date), (3) the Certificate Principal Balance of the Class M-2 Grantor Trust Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date), (4) the Certificate Principal Balance of the Class M-3 Grantor Trust Certificates(after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) and (5) the Certificate Principal Balance of the Class M-4 Grantor Trust Certificates immediately prior to such Payment Date over (B) the lesser of (a) the product of (i) [97.50]% prior to the Payment Date in September 2011 and [98.00]% on or after the Payment Date on September 2011 and (ii) the aggregate stated principal balance of the group 3-5 mortgage loans as of the last day of the related due period plus the aggregate amount on deposit in the related prefunding account, and (b) the aggregate stated principal balance of the group 3-5 mortgage loans as of the last day of the related due period plus the aggregate amount on deposit in the related prefunding account minus the related OC Floor.

Class I-M-5 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 1 Principal Distribution Amount for that Payment Date after payment of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2

Principal Distribution Amount, Class I-M-3 Principal Distribution Amount and Class I-M-4 Principal Distribution Amount (y) the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Grantor Trust Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount for such Payment Date), (2) the Certificate Principal Balance of the Class I-M-1 Grantor Trust Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amount for such Payment Date), (3) the Certificate Principal Balance of the Class I-M-2 Grantor Trust Certificates (after taking into account the payment of the Class I-M-2 Principal Distribution Amount for such Payment Date), (4) the Certificate Principal Balance of the Class I-M-3 Grantor Trust Certificates (after taking into account the payment of the Class I-M-3 Principal Distribution Amount for such Payment Date), (5) the Certificate Principal Balance of the Class I-M-4 Grantor Trust Certificates (after taking into account the payment of the Class I-M-4 Principal Distribution Amount for such Payment Date), and (6) the Certificate Principal Balance of the Class I-M-5 Grantor Trust Certificates immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) approximately [97.88]% prior to the Payment Date in September 2011 and [98.30]% on or after the Payment Date on September 2011 and (ii) the aggregate stated principal balance of the group 1 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-5 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 3-5 Principal Distribution Amount for that Payment Date after payment of the Group 3-5 Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount (y) the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Group 3-5 Class A Grantor Trust Certificates (after taking into account the payment of the Group 3-5 Class A Principal Distribution Amount for such Payment Date), (2) the Certificate Principal Balance of the Class M-1 Grantor Trust Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date), (3) the Certificate Principal Balance of the Class M-2 Grantor Trust Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date), (4) the Certificate Principal Balance of the Class M-3 Grantor Trust Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date), (5) the Certificate Principal Balance of the Class M-4 Grantor Trust Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date), and (6) the Certificate Principal Balance of the Class M-5 Grantor Trust Certificates immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) [98.13]% prior to the Payment Date in September 2011 and [98.50]% on or after the Payment Date on September 2011 and (ii) the aggregate stated principal balance of the group 3-5 mortgage loans as of the last day of the related due period plus the aggregate amount on deposit in the related prefunding account, and (b) the aggregate stated principal balance of the group 3-5 mortgage loans as of the last day of the related due period plus the aggregate amount on deposit in the related prefunding account minus the related OC Floor.

Class I-M-6 Principal Distribution For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount

Amount: equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 1 Principal Distribution Amount for that Payment Date after payment of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2 Principal Distribution Amount, Class I-M-3 Principal Distribution Amount, Class I-M-4 Principal Distribution Amount and Class I-M-5 Principal Distribution Amount (y) the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Grantor Trust Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount for such Payment Date), (2) the Certificate Principal Balance of the Class I-M-1 Grantor Trust Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amount for such Payment Date), (3) the Certificate Principal Balance of the Class I-M-2 Grantor Trust Certificates (after taking into account the payment of the Class I-M-2 Principal Distribution Amount for such Payment Date), (4) the Certificate Principal Balance of the Class I-M-3 Grantor Trust Certificates (after taking into account the payment of the Class I-M-3 Principal Distribution Amount for such Payment Date), (5) the Certificate Principal Balance of the Class I-M-4 Grantor Trust Certificates (after taking into account the payment of the Class I-M-4 Principal Distribution Amount for such Payment Date), (6) the Certificate Principal Balance of the Class I-M-5 Grantor Trust Certificates (after taking into account the payment of the Class I-M-5 Principal Distribution Amount for such Payment Date) and (7) the Certificate Principal Balance of the Class I-M-6 Grantor Trust Certificates immediately prior to such Payment Date over (B) the lesser of (a) the product of (i) approximately [98.50]% prior to the Payment Date in September 2011 and [98.80]% on or after the Payment Date on September 2011 and (ii) the aggregate stated principal balance of the group 1 mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the group 1 mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-6 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the related Principal Distribution Amount for such Payment Date and (B) an amount equal to the lesser of (x) the remaining Group 3-5 Principal Distribution Amount for that Payment Date after payment of the Group 3-5 Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount (y) the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Group 3-5 Class A Grantor Trust Certificates (after taking into account the payment of the Group 3-5 Class A Principal Distribution Amount for such Payment Date), (2) the Certificate Principal Balance of the Class M-1 Grantor Trust Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date), (3) the Certificate Principal Balance of the Class M-2 Grantor Trust Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date), (4) the Certificate Principal Balance of the Class M-3 Grantor Trust Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date), (5) the Certificate Principal Balance of the Class M-4 Grantor Trust Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date), (6) the Certificate Principal Balance of the Class M-5 Grantor Trust Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount for such Payment Date) and (7) the Certificate Principal Balance of the Class M-6 Grantor Trust Certificates immediately prior to such Payment Date over (B) the lesser of (a) the product of (i) [98.75]%prior to the Payment Date in September 2011 and [99.00]% on or after the Payment Date on September 2011 and (ii) the aggregate stated principal balance of the group 3-5 mortgage loans as of the last day of the related due period plus the aggregate amount on deposit in the related prefunding account, and (b) the aggregate stated principal balance of the group 3-5 mortgage loans as of the last day of the related due period plus the aggregate amount on deposit in the related prefunding account minus the related OC Floor.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage certificate.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any payment date; first, to the related Net Monthly Excess Cashflow, by an increase in the related Overcollateralization Increase Amount for that payment date; second, in reduction of the Overcollateralization Amount, until reduced to zero. Following the reduction of the Overcollateralization Amount to zero, Realized Losses on the mortgage loans will generally be allocated to the related Grantor Trust Certificates in reverse numerical order except in certain circumstances as more fully described in the prospectus supplement. The Indenture does not permit the allocation of Realized Losses to the Class I-A-1, Class III-A-1, Class IV-A and Class V-A Grantor Trust Certificates, however in certain loss scenarios there may not be enough to make payments on these classes.

Once Realized Losses have been allocated to any class of Class M, Class B or Senior Mezzanine Grantor Trust Certificates such amounts with respect to such Grantor Trust Certificates will no longer accrue interest; however, such amounts may be reinstated thereafter to the extent of funds available from related Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Grantor Trust Certificates, other than the Class I-A-1, Class III-A-1, Class IV-A and Class V-A Grantor Trust Certificates, and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Grantor Trust Certificates on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Dates.

Yield Maintenance Agreements: <u>**Group 3-5 Subordinate Grantor Trust Certificates Cap Agreements:**</u>

The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to cap agreements purchased with respect to the Class M-1, Class M-2 and Class M-3 Grantor Trust Certificates. The Cap Agreements are intended to partially mitigate the interest rate risk that could result from the difference between the Certificate Interest Rate on the Class M-1, Class M-2 and Class M-3 Grantor Trust Certificates and the Available Funds Rate with respect to Groups 3 through 5 (the "Cap Agreements").

On each Payment Date, payments under the Cap Agreements will be an amount equal to the product of (i) the excess of one-month LIBOR for such Payment Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such Payment Date and (b) the notional balance based on certain prepayment speeds for such class on such Payment Date as set forth in Exhibit I, and (iii) the actual number of days in the corresponding accrual period divided by 360. It is anticipated that the Cap Agreements will include the following terms:

See Exhibit I for a schedule of Cap Notional Amount by month.

MTA Corridor Cap Agreements

The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to a corridor cap agreement (the "MTA Corridor Cap Agreement") purchased with respect to the Group 1 and Group 3 mortgage loans. The MTA Corridor Cap Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Certificate Interest Rate on the Class I-A and Class III-A Grantor Trust Certificates and the Available Funds Rate with respect to the Group 1 and Group 3 mortgage loans.

On each Payment Date, payments under the MTA Corridor Cap Agreement will be an amount equal to the product of (i) the excess of the minimum of (1) the then current MTA and (2) [11.00]% for such Payment Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such Payment Date and (b) the notional balance based on certain prepayment speeds for such class on such Payment Date as set forth in Exhibit II and Exhibit III, and (iii) the actual number of days in the corresponding accrual period divided by 360.

See Exhibit II and Exhibit III for a schedule of Notional Amounts and Strike Rates by month.

Class IV-A Grantor Trust Certificates Cap Agreements:

The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to a cap agreement purchased with respect to the Class IV-A Grantor Trust Certificates. The Cap Agreements are intended to partially mitigate the interest rate risk that could result from the difference between the Certificate Interest Rate on the Class IV-A Grantor Trust Certificates and the Available Funds Rate with respect to Group 4 (the "Class IV-A Cap Agreement").

On each Payment Date, payments under the Class IV-A Cap Agreement will be an amount equal to the product of (i) the excess of one-month LIBOR for such Payment Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such Payment Date and (b) the notional balance based on certain prepayment speeds for such class on such Payment Date as set forth in Exhibit III, and (iii) the actual number of days in the corresponding accrual period divided by 360. It is anticipated that the Class IV-A Cap Agreements will include the following terms:

See Exhibit I for a schedule of Cap Notional Amount by month.

Yield Maintenance Provider: An entity rated AAA/Aaa by S&P and Moody's (which may include an affiliate of the Depositor and/or Underwriter)

Group 1 and Group 3 Supplemental Carryover Reserve Account: On the Closing Date, the Depositor will establish the Group 1 and Group 3 Supplemental Carryover Reserve Funds. Amounts in the each Supplemental Carryover Reserve Fund will be used to cover any Carryover Shortfall Amounts allocable to the related Grantor Trust Certificates resulting from the mortgage loans in such group still being in the teaser period.

Exhibit I – Class IV-A, Class M-1, Class M-2 and Class M-3 Grantor Trust Certificate Cap Terms

Period	Class IV-A Notional Amount	Class IV-A Strike Rate	Class M-1 Notional Amount	Class M-1 Strike Rate	Class M-2 Notional Balance	Class M-2 Strike Rate	Class M-3 Notional Balance	Class M-3 Strike Rate
0	553,235,000.00	100.00	33,417,000.00	100.00	18,987,000.00	100.00	6,075,000.00	100.00
1	542,270,974.29	5.27	33,417,000.00	6.07	18,987,000.00	6.04	6,075,000.00	6.01
2	531,509,872.10	5.27	33,417,000.00	6.08	18,987,000.00	6.05	6,075,000.00	6.02
3	520,947,942.27	5.27	33,417,000.00	6.08	18,987,000.00	6.05	6,075,000.00	6.02
4	510,581,502.98	5.27	33,417,000.00	6.09	18,987,000.00	6.06	6,075,000.00	6.03
5	500,406,940.42	5.27	33,417,000.00	6.09	18,987,000.00	6.06	6,075,000.00	6.03
6	490,420,707.51	5.27	33,417,000.00	6.10	18,987,000.00	6.07	6,075,000.00	6.04
7	480,619,322.69	5.27	33,417,000.00	6.10	18,987,000.00	6.07	6,075,000.00	6.04
8	470,999,368.70	5.27	33,417,000.00	6.10	18,987,000.00	6.07	6,075,000.00	6.04
9	461,557,491.40	5.27	33,417,000.00	6.11	18,987,000.00	6.08	6,075,000.00	6.05
10	452,290,398.60	5.27	33,417,000.00	6.11	18,987,000.00	6.08	6,075,000.00	6.05
11	443,194,858.91	5.27	33,417,000.00	6.12	18,987,000.00	6.09	6,075,000.00	6.06
12	434,267,700.65	5.27	33,417,000.00	6.12	18,987,000.00	6.09	6,075,000.00	6.06
13	425,505,810.69	5.27	33,417,000.00	6.12	18,987,000.00	6.09	6,075,000.00	6.06
14	416,906,133.42	5.27	33,417,000.00	6.13	18,987,000.00	6.10	6,075,000.00	6.07
15	408,465,669.67	5.27	33,417,000.00	6.13	18,987,000.00	6.10	6,075,000.00	6.07
16	400,181,475.68	5.27	33,417,000.00	6.14	18,987,000.00	6.11	6,075,000.00	6.08
17	392,050,662.04	5.27	33,417,000.00	6.14	18,987,000.00	6.11	6,075,000.00	6.08
18	384,070,392.73	5.27	33,417,000.00	6.14	18,987,000.00	6.11	6,075,000.00	6.08
19	376,237,884.13	5.27	33,417,000.00	6.15	18,987,000.00	6.12	6,075,000.00	6.09
20	368,550,404.02	5.27	33,417,000.00	6.15	18,987,000.00	6.12	6,075,000.00	6.09
21	361,005,270.65	5.27	33,417,000.00	6.16	18,987,000.00	6.13	6,075,000.00	6.10
22	353,599,851.82	5.27	33,417,000.00	6.16	18,987,000.00	6.13	6,075,000.00	6.10
23	346,331,563.96	5.27	33,417,000.00	6.16	18,987,000.00	6.13	6,075,000.00	6.10
24	339,197,871.22	5.27	33,417,000.00	6.17	18,987,000.00	6.14	6,075,000.00	6.11
25	332,196,284.59	5.27	33,417,000.00	6.17	18,987,000.00	6.14	6,075,000.00	6.11
26	325,324,361.05	5.27	33,417,000.00	6.17	18,987,000.00	6.14	6,075,000.00	6.11
27	318,579,702.72	5.27	33,417,000.00	6.17	18,987,000.00	6.14	6,075,000.00	6.11
28	311,959,956.00	5.27	33,417,000.00	6.18	18,987,000.00	6.15	6,075,000.00	6.12
29	305,462,810.80	5.27	33,417,000.00	6.18	18,987,000.00	6.15	6,075,000.00	6.12
30	299,085,999.67	5.27	33,417,000.00	6.18	18,987,000.00	6.15	6,075,000.00	6.12
31	292,827,297.09	5.27	33,417,000.00	6.19	18,987,000.00	6.16	6,075,000.00	6.13
32	286,684,518.64	5.27	33,417,000.00	6.19	18,987,000.00	6.16	6,075,000.00	6.13
33	280,655,520.26	5.27	33,417,000.00	6.19	18,987,000.00	6.16	6,075,000.00	6.13
34	274,738,197.50	5.27	33,417,000.00	6.20	18,987,000.00	6.17	6,075,000.00	6.14
35	268,930,484.81	5.27	33,417,000.00	6.20	18,987,000.00	6.17	6,075,000.00	6.14
36	263,230,354.77	5.27	33,417,000.00	6.20	18,987,000.00	6.17	6,075,000.00	6.14
37	257,635,817.46	5.27	33,417,000.00	6.21	18,987,000.00	6.18	6,075,000.00	6.15
38	252,144,919.70	5.27	33,417,000.00	6.21	18,987,000.00	6.18	6,075,000.00	6.15
39	246,755,744.41	5.27	33,417,000.00	6.21	18,987,000.00	6.18	6,075,000.00	6.15

40	241,466,409.94	5.27	33,417,000.00	6.21	18,987,000.00	6.18	6,075,000.00	6.15
41	236,275,069.39	5.27	33,417,000.00	6.22	18,987,000.00	6.19	6,075,000.00	6.16
42	231,179,910.01	5.27	33,417,000.00	6.22	18,987,000.00	6.19	6,075,000.00	6.16
43	226,179,152.52	5.27	33,417,000.00	6.22	18,987,000.00	6.19	6,075,000.00	6.16
44	221,271,050.55	5.27	33,417,000.00	6.23	18,987,000.00	6.20	6,075,000.00	6.17
45	216,453,889.97	5.27	33,417,000.00	6.23	18,987,000.00	6.20	6,075,000.00	6.17
46	211,725,988.36	5.27	33,417,000.00	6.23	18,987,000.00	6.20	6,075,000.00	6.17
47	207,085,694.36	5.27	33,417,000.00	6.23	18,987,000.00	6.20	6,075,000.00	6.17
48	202,531,387.14	5.27	33,417,000.00	6.23	18,987,000.00	6.20	6,075,000.00	6.17
49	198,061,475.82	5.27	33,417,000.00	6.23	18,987,000.00	6.20	6,075,000.00	6.17
50	193,722,368.82	5.27	33,374,759.89	6.23	18,962,999.85	6.20	6,067,321.01	6.17
51	190,110,887.59	5.27	32,763,282.33	6.23	18,615,568.17	6.20	5,956,158.25	6.17
52	186,566,336.75	5.27	32,163,024.82	6.23	18,274,511.55	6.20	5,847,035.22	6.17
53	183,087,477.88	5.27	31,573,781.27	6.23	17,939,712.87	6.20	5,739,914.45	6.17
54	179,673,095.46	5.27	30,995,349.34	6.23	17,611,057.18	6.20	5,634,759.17	6.17
55	176,321,996.43	5.27	30,427,530.45	6.23	17,288,431.66	6.20	5,531,533.28	6.17
56	173,033,009.77	5.27	29,870,129.65	6.23	16,971,725.52	6.20	5,430,201.32	6.17
57	169,804,986.13	5.27	29,322,955.57	6.23	16,660,830.04	6.20	5,330,728.52	6.17
58	166,636,797.36	5.27	28,785,820.38	6.23	16,355,638.50	6.20	5,233,080.73	6.17

Exhibit II – Group 1 MTA Corridor Cap Terms

Period	Corridor Cap Notional Amount	Strike Rate	Period	Corridor Cap Notional Amount	Strike Rate
0	839,671,005.60	100.00	39	384,926,141.85	9.17
1	819,289,516.25	5.84	40	377,138,057.76	9.17
2	801,346,363.87	9.48	41	369,513,812.18	10.15
3	786,023,114.88	9.18	42	362,049,844.57	9.17
4	771,006,091.51	9.18	43	354,742,673.75	9.47
5	756,288,920.10	10.16	44	347,417,258.96	9.17
6	741,865,364.32	9.17	45	340,028,313.53	9.47
7	727,729,322.12	9.48	46	332,773,032.36	9.17
8	713,874,822.76	9.17	47	324,884,305.38	9.17
9	700,296,023.93	9.48	48	317,045,326.63	9.47
10	686,987,208.87	9.17	49	309,394,258.44	9.17
11	673,942,783.60	9.17	50	301,926,615.11	9.47
12	661,156,405.69	9.48	51	294,638,017.72	9.17
13	648,488,069.42	9.17	52	287,524,191.63	9.17
14	636,071,457.27	9.48	53	280,580,963.97	10.15
15	623,903,296.18	9.17	54	273,804,261.22	9.17
16	611,978,409.23	9.17	55	267,190,106.87	9.47
17	600,291,731.17	10.16	56	260,734,619.09	9.17
18	588,838,305.90	9.17	57	254,434,008.48	9.47
19	577,613,284.08	9.48	58	248,284,575.90	9.17
20	566,611,920.75	9.17	59	242,282,710.31	9.17
21	555,829,573.03	9.48	60	236,424,886.66	9.47
22	544,873,079.03	9.17	61	230,707,663.87	9.17
23	533,864,594.91	9.17	62	225,127,682.81	9.47
24	523,087,411.17	9.48	63	219,681,664.38	9.17
25	512,457,916.68	9.17	64	214,366,407.57	9.17
26	502,051,308.75	9.48	65	209,178,787.66	10.15
27	491,864,320.11	9.17	66	204,115,754.33	9.17
28	481,892,165.86	9.17	67	199,174,329.97	9.47
29	472,130,167.96	9.80	68	194,351,607.90	9.17
30	462,573,752.78	9.17	69	189,644,750.68	9.47
31	453,218,448.77	9.48	70	185,050,988.50	9.17
32	444,059,884.13	9.17	71	180,567,617.56	9.17
33	435,093,784.51	9.48	72	176,191,998.47	9.47
34	426,315,970.83	9.17	73	171,921,554.75	9.17
35	417,722,357.11	9.17	74	167,753,771.34	9.47
36	409,308,948.35	9.47			
37	401,008,475.66	9.17			
38	392,881,706.20	9.47			

Exhibit III Group 3 MTA Corridor Cap Terms

Period	Group 3 Notional Amount	Strike Rate
0	375,015,000.00	100.00
1	365,249,748.38	9.16
2	356,644,234.58	9.47
3	349,471,302.02	9.16
4	342,438,958.75	9.16
5	335,544,329.97	10.15
6	328,784,601.92	9.16
7	322,157,020.52	9.47
8	315,658,890.07	9.16
9	309,287,571.97	9.47
10	303,040,483.49	9.16
11	296,915,096.53	9.16
12	290,886,094.12	9.47
13	284,924,428.44	9.16
14	279,080,040.51	9.47
15	273,350,524.15	9.16
16	267,733,524.40	9.16
17	262,226,736.42	10.14
18	256,827,904.36	9.16
19	251,534,820.27	9.47
20	246,345,323.12	9.16
21	241,257,297.69	9.47
22	236,268,673.63	9.16
23	231,066,287.00	9.16
24	225,886,760.61	9.47
25	220,785,759.15	9.16
26	215,792,194.73	9.47
27	210,903,730.48	9.16
28	206,118,081.65	9.16
29	201,433,014.42	9.79
30	196,846,344.77	9.16
31	192,355,937.32	9.47
32	187,959,704.22	9.16
33	183,655,604.11	9.47
34	179,441,641.05	9.16
35	175,315,863.45	9.16
36	171,267,266.24	9.47
37	167,279,180.41	9.16
38	163,374,979.30	9.47

39	159,552,840.27	9.16
40	155,810,981.32	9.16
41	152,715,816.95	10.14
42	149,707,640.73	9.16
43	146,762,512.44	9.47
44	143,873,370.88	9.16
45	141,038,577.47	9.47
46	138,202,411.27	9.16
47	134,940,093.56	9.16
48	131,756,133.09	9.47
49	128,648,656.96	9.16
50	125,615,836.88	9.47
51	122,655,888.15	9.16
52	119,767,068.58	9.16
53	116,947,677.51	10.14
54	114,196,054.78	9.16
55	111,510,579.85	9.47
56	108,889,670.75	9.16
57	106,331,783.25	9.47
58	103,835,409.93	9.16
59	101,399,079.29	9.16
60	99,021,354.91	9.47
61	96,700,834.64	9.16
62	94,436,149.73	9.47
63	92,225,964.08	9.16
64	90,068,973.44	9.16
65	87,963,904.69	10.14
66	85,909,515.02	9.16
67	83,904,591.31	9.47
68	81,947,949.35	9.16
69	80,038,433.17	9.47
70	78,174,914.38	9.16
71	76,356,291.51	9.16
72	76,355,786.55	9.47
73	75,514,864.95	9.16
74	73,759,590.49	9.47
75	72,046,629.32	9.16
76	70,374,967.71	9.16
77	68,743,616.12	9.79
78	67,151,608.63	9.16
79	65,598,002.37	9.47
80	64,081,876.96	9.16
81	62,602,334.01	9.47
82	61,158,496.57	9.16
83	59,749,508.61	9.16
84	58,374,534.54	9.47

85	57,032,758.75	9.16
86	55,723,385.06	9.47
87	54,445,636.33	9.16
88	53,198,753.97	9.16
89	51,981,997.52	10.14
90	50,794,644.17	9.16
91	49,635,988.41	9.47
92	48,505,341.57	9.16
93	47,402,031.43	9.47
94	46,325,401.82	9.16
95	45,274,812.26	9.16
96	44,249,637.58	9.47

Exhibit IV - Price/Yield Tables

Class I-A-1 to 20% Optional Termination

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.19	4.85	3.54	2.74	2.21	1.81	1.28	0.96
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	12/25/2019	8/25/2015	2/25/2013	7/25/2011	6/25/2010	8/25/2009	7/25/2008	10/25/2007
Prin. Win Length	171	119	89	70	57	47	34	25
Yield	4.23	4.23	4.23	4.22	4.22	4.22	4.22	4.22

Class I-A-2 to 20% Optional Termination

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.19	4.85	3.54	2.74	2.21	1.81	1.28	0.96
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	12/25/2019	8/25/2015	2/25/2013	7/25/2011	6/25/2010	8/25/2009	7/25/2008	10/25/2007
Prin. Win Length	171	119	89	70	57	47	34	25
Yield	4.31	4.31	4.31	4.31	4.31	4.31	4.3	4.3

Class I-A-3 to 20% Optional Termination

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.19	4.85	3.54	2.74	2.21	1.81	1.28	0.96
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	12/25/2019	8/25/2015	2/25/2013	7/25/2011	6/25/2010	8/25/2009	7/25/2008	10/25/2007
Prin. Win Length	171	119	89	70	57	47	34	25
Yield	4.38	4.38	4.38	4.38	4.38	4.38	4.38	4.37

Class I-A-1 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	8.27	5.74	4.25	3.31	2.67	2.19	1.53	1.06
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	10/25/2036	8/25/2032	7/25/2027	5/25/2023	4/25/2020	12/25/2017	8/25/2014	6/25/2012
Prin. Win Length	373	323	262	212	175	147	107	81
Yield	4.25	4.26	4.26	4.27	4.27	4.27	4.27	4.25

Class I-A-2 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	8.27	5.74	4.25	3.31	2.67	2.19	1.53	1.06
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	10/25/2036	8/25/2032	7/25/2027	5/25/2023	4/25/2020	12/25/2017	8/25/2014	6/25/2012
Prin. Win Length	373	323	262	212	175	147	107	81
Yield	4.34	4.35	4.36	4.36	4.36	4.36	4.36	4.34

Class I-A-3 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	8.27	5.74	4.25	3.31	2.67	2.19	1.53	1.06
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	10/25/2036	8/25/2032	7/25/2027	5/25/2023	4/25/2020	12/25/2017	8/25/2014	6/25/2012
Prin. Win Length	373	323	262	212	175	147	107	81
Yield	4.42	4.43	4.44	4.44	4.44	4.45	4.44	4.42

Class III-A-1 to 10% Optional Termination

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.92	5.42	3.99	3.10	2.50	2.05	1.44	1.05
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	2/25/2024	12/25/2018	9/25/2015	8/25/2013	3/25/2012	2/25/2011	8/25/2009	8/25/2008
Prin. Win Length	221	159	120	95	78	65	47	35
Yield	4.23	4.23	4.23	4.22	4.22	4.22	4.22	4.22

Class III-A-2 to 10% Optional Termination

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.92	5.42	3.99	3.10	2.50	2.05	1.44	1.05
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	2/25/2024	12/25/2018	9/25/2015	8/25/2013	3/25/2012	2/25/2011	8/25/2009	8/25/2008
Prin. Win Length	221	159	120	95	78	65	47	35
Yield	4.31	4.31	4.31	4.31	4.31	4.31	4.31	4.30

Class III-A-3 to 10% Optional Termination

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.92	5.42	3.99	3.10	2.50	2.05	1.44	1.05
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	2/25/2024	12/25/2018	9/25/2015	8/25/2013	3/25/2012	2/25/2011	8/25/2009	8/25/2008
Prin. Win Length	221	159	120	95	78	65	47	35
Yield	4.38	4.38	4.38	4.38	4.38	4.38	4.38	4.38

Class IV-A-1 to 10% Optional Termination

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.33	5.06	3.76	2.94	2.39	1.98	1.40	1.03
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	2/25/2024	12/25/2018	9/25/2015	8/25/2013	3/25/2012	2/25/2011	8/25/2009	8/25/2008
Prin. Win Length	221	159	120	95	78	65	47	35
Yield	4.22	4.22	4.21	4.21	4.21	4.21	4.21	4.21

Class IV-A-2 to 10% Optional Termination

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.33	5.06	3.76	2.94	2.39	1.98	1.40	1.03
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	2/25/2024	12/25/2018	9/25/2015	8/25/2013	3/25/2012	2/25/2011	8/25/2009	8/25/2008
Prin. Win Length	221	159	120	95	78	65	47	35
Yield	4.29	4.29	4.29	4.29	4.29	4.29	4.28	4.28

Class III-A-1 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	8.44	5.90	4.38	3.41	2.75	2.26	1.59	1.13
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	11/25/2034	8/25/2031	1/25/2027	1/25/2023	1/25/2020	10/25/2017	7/25/2014	5/25/2012
Prin. Win Length	350	311	256	208	172	145	106	80
Yield	4.24	4.24	4.24	4.25	4.25	4.25	4.25	4.24

Class III-A-2 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	8.44	5.90	4.38	3.41	2.75	2.26	1.59	1.13
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	11/25/2034	8/25/2031	1/25/2027	1/25/2023	1/25/2020	10/25/2017	7/25/2014	5/25/2012
Prin. Win Length	350	311	256	208	172	145	106	80
Yield	4.32	4.33	4.33	4.33	4.33	4.33	4.34	4.33

Class III-A-3 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	8.44	5.90	4.38	3.41	2.75	2.26	1.59	1.13
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	11/25/2034	8/25/2031	1/25/2027	1/25/2023	1/25/2020	10/25/2017	7/25/2014	5/25/2012
Prin. Win Length	350	311	256	208	172	145	106	80
Yield	4.40	4.40	4.41	4.41	4.41	4.41	4.41	4.40

Class IV-A-1 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.71	5.42	4.06	3.19	2.59	2.15	1.53	1.09
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	2/25/2034	8/25/2030	2/25/2026	6/25/2022	8/25/2019	6/25/2017	4/25/2014	3/25/2012
Prin. Win Length	341	299	245	201	167	141	103	78
Yield	4.22	4.23	4.23	4.23	4.23	4.23	4.23	4.23

Class IV-A-2 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.71	5.42	4.06	3.19	2.59	2.15	1.53	1.09
Prin. Start Date	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Prin. End Date	2/25/2034	8/25/2030	2/25/2026	6/25/2022	8/25/2019	6/25/2017	4/25/2014	3/25/2012
Prin. Win Length	341	299	245	201	167	141	103	78
Yield	4.30	4.30	4.31	4.31	4.31	4.31	4.31	4.30

Exhibit V –Available Funds Cap Schedule

Payment Date	Class I-A-1 Effective Coupon	Class I-A-2 Effective Coupon	Class I-A-3 Effective Coupon
25-Oct-05	3.10	3.10	3.10
25-Nov-05	9.58	9.63	9.66
25-Dec-05	11.00	11.00	11.00
25-Jan-06	11.00	11.00	11.00
25-Feb-06	11.00	11.00	11.00
25-Mar-06	11.00	11.00	11.00
25-Apr-06	11.00	11.00	11.00
25-May-06	11.00	11.00	11.00
25-Jun-06	11.00	11.00	11.00
25-Jul-06	11.00	11.00	11.00
25-Aug-06	11.00	11.00	11.00
25-Sep-06	11.00	11.00	11.00
25-Oct-06	11.00	11.00	11.00
25-Nov-06	11.00	11.00	11.00
25-Dec-06	11.00	11.00	11.00
25-Jan-07	11.00	11.00	11.00
25-Feb-07	11.00	11.00	11.00
25-Mar-07	11.00	11.00	11.00
25-Apr-07	11.00	11.00	11.00
25-May-07	11.00	11.00	11.00
25-Jun-07	11.00	11.00	11.00
25-Jul-07	11.00	11.00	11.00
25-Aug-07	11.00	11.00	11.00
25-Sep-07	11.00	11.00	11.00
25-Oct-07	11.00	11.00	11.00
25-Nov-07	11.00	11.00	11.00
25-Dec-07	11.00	11.00	11.00
25-Jan-08	11.00	11.00	11.00
25-Feb-08	11.00	11.00	11.00
25-Mar-08	11.00	11.00	11.00
25-Apr-08	11.00	11.00	11.00
25-May-08	11.00	11.00	11.00
25-Jun-08	11.00	11.00	11.00
25-Jul-08	11.00	11.00	11.00
25-Aug-08	11.00	11.00	11.00
25-Sep-08	11.00	11.00	11.00
25-Oct-08	11.00	11.00	11.00
25-Nov-08	11.00	11.00	11.00
25-Dec-08	11.00	11.00	11.00

25-Jan-09	11.00	11.00	11.00
25-Feb-09	11.00	11.00	11.00
25-Mar-09	11.00	11.00	11.00
25-Apr-09	11.00	11.00	11.00
25-May-09	11.00	11.00	11.00
25-Jun-09	11.00	11.00	11.00
25-Jul-09	11.00	11.00	11.00
25-Aug-09	11.00	11.00	11.00
25-Sep-09	11.00	11.00	11.00
25-Oct-09	11.00	11.00	11.00
25-Nov-09	11.00	11.00	11.00
25-Dec-09	11.00	11.00	11.00
25-Jan-10	11.00	11.00	11.00
25-Feb-10	11.00	11.00	11.00
25-Mar-10	11.00	11.00	11.00
25-Apr-10	11.00	11.00	11.00
25-May-10	11.00	11.00	11.00
25-Jun-10	11.00	11.00	11.00
25-Jul-10	11.00	11.00	11.00
25-Aug-10	11.00	11.00	11.00
25-Sep-10	11.00	11.00	11.00
25-Oct-10	11.00	11.00	11.00
25-Nov-10	11.00	11.00	11.00
25-Dec-10	11.00	11.00	11.00
25-Jan-11	11.00	11.00	11.00
25-Feb-11	11.00	11.00	11.00
25-Mar-11	11.00	11.00	11.00
25-Apr-11	11.00	11.00	11.00
25-May-11	11.00	11.00	11.00
25-Jun-11	11.00	11.00	11.00
25-Jul-11	11.00	11.00	11.00
25-Aug-11	11.00	11.00	11.00
25-Sep-11	11.00	11.00	11.00
25-Oct-11	11.00	11.00	11.00
25-Nov-11	11.00	11.00	11.00

Exhibit V –Available Funds Cap Schedule (cont'd)

Payment Date	Class III-A-1 Effective Coupon	Class III-A-2 Effective Coupon	Class III-A-3 Effective Coupon	Class IV-A-1 Effective Coupon	Class IV-A-2 Effective Coupon
25-Oct-05	4.13	4.21	4.28	4.11	4.19
25-Nov-05	9.16	9.16	9.16	11.00	11.00
25-Dec-05	11.00	11.00	11.00	11.00	11.00
25-Jan-06	11.00	11.00	11.00	11.00	11.00
25-Feb-06	11.00	11.00	11.00	11.00	11.00
25-Mar-06	11.00	11.00	11.00	11.00	11.00
25-Apr-06	11.00	11.00	11.00	11.00	11.00
25-May-06	11.00	11.00	11.00	11.00	11.00
25-Jun-06	11.00	11.00	11.00	11.00	11.00
25-Jul-06	11.00	11.00	11.00	11.00	11.00
25-Aug-06	11.00	11.00	11.00	11.00	11.00
25-Sep-06	11.00	11.00	11.00	11.00	11.00
25-Oct-06	11.00	11.00	11.00	11.00	11.00
25-Nov-06	11.00	11.00	11.00	11.00	11.00
25-Dec-06	11.00	11.00	11.00	11.00	11.00
25-Jan-07	11.00	11.00	11.00	11.00	11.00
25-Feb-07	11.00	11.00	11.00	11.00	11.00
25-Mar-07	11.00	11.00	11.00	11.00	11.00
25-Apr-07	11.00	11.00	11.00	11.00	11.00
25-May-07	11.00	11.00	11.00	11.00	11.00
25-Jun-07	11.00	11.00	11.00	11.00	11.00
25-Jul-07	11.00	11.00	11.00	11.00	11.00
25-Aug-07	11.00	11.00	11.00	11.00	11.00
25-Sep-07	11.00	11.00	11.00	11.00	11.00
25-Oct-07	11.00	11.00	11.00	11.00	11.00
25-Nov-07	11.00	11.00	11.00	11.00	11.00
25-Dec-07	11.00	11.00	11.00	11.00	11.00
25-Jan-08	11.00	11.00	11.00	11.00	11.00
25-Feb-08	11.00	11.00	11.00	11.00	11.00
25-Mar-08	11.00	11.00	11.00	11.00	11.00
25-Apr-08	11.00	11.00	11.00	11.00	11.00
25-May-08	11.00	11.00	11.00	11.00	11.00
25-Jun-08	11.00	11.00	11.00	11.00	11.00
25-Jul-08	11.00	11.00	11.00	11.00	11.00
25-Aug-08	11.00	11.00	11.00	11.00	11.00
25-Sep-08	11.00	11.00	11.00	11.00	11.00
25-Oct-08	11.00	11.00	11.00	11.00	11.00
25-Nov-08	11.00	11.00	11.00	11.00	11.00
25-Dec-08	11.00	11.00	11.00	11.00	11.00
25-Jan-09	11.00	11.00	11.00	11.00	11.00

25-Feb-09	11.00	11.00	11.00	11.00	11.00
25-Mar-09	11.00	11.00	11.00	11.00	11.00
25-Apr-09	11.00	11.00	11.00	11.00	11.00
25-May-09	11.00	11.00	11.00	11.00	11.00
25-Jun-09	11.00	11.00	11.00	11.00	11.00
25-Jul-09	11.00	11.00	11.00	11.00	11.00
25-Aug-09	11.00	11.00	11.00	11.00	11.00
25-Sep-09	11.00	11.00	11.00	11.00	11.00
25-Oct-09	11.00	11.00	11.00	11.00	11.00
25-Nov-09	11.00	11.00	11.00	11.00	11.00
25-Dec-09	11.00	11.00	11.00	11.00	11.00
25-Jan-10	11.00	11.00	11.00	11.00	11.00
25-Feb-10	11.00	11.00	11.00	11.00	11.00
25-Mar-10	11.00	11.00	11.00	11.00	11.00
25-Apr-10	11.00	11.00	11.00	11.00	11.00
25-May-10	11.00	11.00	11.00	11.00	11.00
25-Jun-10	11.00	11.00	11.00	11.00	11.00
25-Jul-10	11.00	11.00	11.00	11.00	11.00
25-Aug-10	11.00	11.00	11.00	11.00	11.00
25-Sep-10	11.00	11.00	11.00	9.19	9.19
25-Oct-10	11.00	11.00	11.00	11.00	11.00
25-Nov-10	11.00	11.00	11.00	10.93	10.93
25-Dec-10	11.00	11.00	11.00	11.00	11.00
25-Jan-11	11.00	11.00	11.00	10.97	10.97
25-Feb-11	11.00	11.00	11.00	10.99	10.99
25-Mar-11	11.00	11.00	11.00	11.00	11.00
25-Apr-11	11.00	11.00	11.00	11.00	11.00
25-May-11	11.00	11.00	11.00	11.00	11.00
25-Jun-11	11.00	11.00	11.00	11.00	11.00
25-Jul-11	11.00	11.00	11.00	11.00	11.00
25-Aug-11	11.00	11.00	11.00	11.00	11.00
25-Sep-11	11.00	11.00	11.00	11.00	11.00
25-Oct-11	11.00	11.00	11.00	11.00	11.00
25-Nov-11	11.00	11.00	11.00	11.00	11.00
25-Dec-11	11.00	11.00	11.00	11.00	11.00
25-Jan-12	11.00	11.00	11.00	11.00	11.00
25-Feb-12	11.00	11.00	11.00	11.00	11.00
25-Mar-12	11.00	11.00	11.00	11.00	11.00
25-Apr-12	11.00	11.00	11.00	11.00	11.00
25-May-12	11.00	11.00	11.00	11.00	11.00
25-Jun-12	11.00	11.00	11.00	11.00	11.00
25-Jul-12	11.00	11.00	11.00	11.00	11.00
25-Aug-12	11.00	11.00	11.00	11.00	11.00
25-Sep-12	11.00	11.00	11.00	11.00	11.00
25-Oct-12	11.00	11.00	11.00	11.00	11.00
25-Nov-12	11.00	11.00	11.00	11.00	11.00

25-Dec-12	11.00	11.00	11.00	11.00	11.00
25-Jan-13	11.00	11.00	11.00	11.00	11.00
25-Feb-13	11.00	11.00	11.00	11.00	11.00
25-Mar-13	11.00	11.00	11.00	11.00	11.00
25-Apr-13	11.00	11.00	11.00	11.00	11.00
25-May-13	11.00	11.00	11.00	11.00	11.00
25-Jun-13	11.00	11.00	11.00	11.00	11.00
25-Jul-13	11.00	11.00	11.00	11.00	11.00
25-Aug-13	11.00	11.00	11.00	11.00	11.00
25-Sep-13	11.00	11.00	11.00	11.00	11.00
25-Oct-13	11.00	11.00	11.00	11.00	11.00

Exhibit VI – Collateral Summary

Current Principle Balances for the Group 1 Mortgage Loans(1)

CURRENT BALANCE ($)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0 - 50,000	33	1324345.33	0.16	4.718	689	40,132	71.93	82.51	7.29
50,001 - 100,000	228	17243740.08	2.05	3.372	712	75,630	75.78	70.97	6.91
100,001 - 150,000	304	39261747.65	4.68	3.591	715	129,150	77.88	53.03	8.24
150,001 - 200,000	296	52401392.33	6.24	3.329	714	177,032	77.52	48.87	7.30
200,001 - 250,000	306	69083113.61	8.23	3.065	716	225,762	77.57	37.32	7.19
250,001 - 300,000	268	74402372.47	8.86	2.811	712	277,621	78.17	37.34	8.19
300,001 - 350,000	213	69030022.21	8.22	2.944	711	324,085	78.84	38.42	6.17
350,001 - 400,000	157	59061133.86	7.03	3.128	713	376,186	78.43	30.44	7.69
400,001 - 450,000	140	60170007.40	7.17	2.777	711	429,786	77.16	23.50	4.96
450,001 - 500,000	119	56912681.08	6.78	3.131	713	478,258	77.52	29.38	10.99
500,001 - 550,000	65	34200883.24	4.07	2.675	701	526,167	75.99	18.38	10.62
550,001 - 600,000	62	35993375.30	4.29	3.088	701	580,538	76.18	19.41	6.47
600,001 - 650,000	65	41199722.47	4.91	3.225	704	633,842	75.02	24.61	14.01
650,001 - 700,000	23	15497477.12	1.85	3.494	716	673,803	76.73	13.06	0.00
700,001 - 750,000	26	18917713.55	2.25	4.463	701	727,604	73.76	42.11	11.74
750,001 - 800,000	14	11104021.32	1.32	3.629	719	793,144	75.81	28.39	7.20
800,001 - 850,000	14	11531062.81	1.37	2.727	721	823,647	72.68	14.43	0.00
850,001 - 900,000	16	13998384.75	1.67	3.180	709	874,899	75.69	12.55	0.00
900,001 - 950,000	8	7392611.16	0.88	3.362	712	924,076	72.36	12.68	12.85
950,001 - 1,000,000	14	13757135.77	1.64	3.533	722	982,653	74.09	21.64	14.30
1,000,001 - 1,100,000	10	10562121.74	1.26	2.558	721	1,056,212	76.02	10.27	9.85
1,100,001 - 1,200,000	9	10448915.60	1.24	2.140	695	1,160,991	74.24	22.91	0.00
1,200,001 - 1,300,000	7	8687349.63	1.03	1.883	739	1,241,050	71.68	28.55	0.00
1,300,001 - 1,400,000	10	13658548.83	1.63	2.829	724	1,365,855	72.53	0.00	9.83
1,400,001 - 1,500,000	9	13326397.33	1.59	2.996	688	1,480,711	74.45	33.20	0.00
1,500,001 or greater	35	80504728.96	9.59	3.648	718	2,300,135	67.62	16.18	16.22
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

(1) As of the Cut-off Date, the average principal balance of the Mortgage Loans was approximately $342,583.

Gross Coupons for the Group 1Mortgage Loans(1)

GROSS COUPON (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
1.000 - 1.499	1,037	357592669.19	42.59	1.107	712	344,834	75.29	25.47	9.13
1.500 - 1.999	267	99228804.38	11.82	1.878	710	371,643	73.98	22.08	3.68
2.000 - 2.499	92	26558985.32	3.16	2.222	711	288,685	75.20	35.15	10.87
2.500 - 2.999	27	7419989.00	0.88	2.636	720	274,814	88.45	80.43	11.67
3.500 - 3.999	73	16388208.00	1.95	3.856	745	224,496	99.15	100.00	17.03
4.000 - 4.499	10	2790219.45	0.33	4.239	717	279,022	79.36	62.93	41.66
4.500 - 4.999	38	15212393.45	1.81	4.820	724	400,326	77.49	41.65	3.37
5.000 - 5.499	242	91870055.92	10.94	5.355	706	379,628	74.14	24.54	11.89
5.500 - 5.999	309	131511111.69	15.66	5.729	711	425,602	74.26	30.19	8.76
6.000 - 6.499	242	70691156.48	8.42	6.238	711	292,112	77.34	36.12	3.43
6.500 - 6.999	83	15330749.88	1.83	6.686	719	184,708	84.05	67.95	7.62
7.000 - 7.499	17	2034652.78	0.24	7.152	698	119,685	90.51	97.13	0.00
7.500 - 7.999	13	2885444.09	0.34	7.621	731	221,957	99.94	100.00	0.00
8.500 - 8.999	1	156565.97	0.02	8.835	698	156,566	97.97	100.00	0.00
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

(1) As of the Cut-off Date, the weighted average mortgage rate of the Mortgage Loans was approximately 3.139%.

Gross Margins of the Group 1 Mortgage Loans(1)

GROSS MARGIN (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
1.750 - 1.999	2	213600.00	0.03	4.694	718	106,800	85.06	100.00	100.00
2.000 - 2.249	30	13305987.78	1.58	2.924	723	443,533	74.02	30.04	21.49
2.250 - 2.499	228	83034217.24	9.89	2.976	704	364,185	75.34	24.55	20.71
2.500 - 2.749	440	186777869.39	22.24	2.813	710	424,495	74.68	24.20	9.05
2.750 - 2.999	564	217973900.13	25.96	3.213	718	386,479	74.62	23.27	6.80
3.000 - 3.249	331	111669402.91	13.30	3.288	714	337,370	75.31	37.01	7.11
3.250 - 3.499	440	115990293.64	13.81	3.112	707	263,614	76.68	32.56	3.22
3.500 - 3.749	198	62856757.27	7.49	3.238	705	317,458	77.43	33.61	2.44
3.750 - 3.999	121	25087044.75	2.99	3.528	715	207,331	82.16	56.71	6.67
4.000 - 4.249	47	11108484.35	1.32	3.669	704	236,351	84.80	89.49	31.62
4.250 - 4.499	9	2089572.39	0.25	4.882	738	232,175	91.52	76.27	0.00
4.500 - 4.749	33	6489252.71	0.77	5.204	747	196,644	99.72	98.88	2.16
4.750 - 4.999	5	1143286.40	0.14	7.203	719	228,657	99.84	100.00	0.00
5.000 or greater	3	1931336.64	0.23	5.028	652	643,779	84.92	100.00	0.00
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

(1) As of the Cut-off Date, the weighted average gross margin of the Mortgage Loans was approximately 2.979%.

Maximum Mortgage Rates of the Group 1 Mortgage Loans(1)

MAX INTEREST RATE (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
9.751 - 10.000	1,553	637406687.26	75.91	2.982	709	410,436	74.73	21.95	7.56
10.251 - 10.500	718	158682300.63	18.90	3.293	719	221,006	75.20	45.70	10.40
10.501 - 10.750	176	42215617.71	5.03	4.894	734	239,861	96.78	100.00	10.63
11.751 - 12.000	4	1366400.00	0.16	4.296	716	341,600	80.79	100.00	100.00
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

(1) As of the Cut-off Date, the non-zero weighted average Maximum Mortgage Rate of the Mortgage Loans was approximately 10.059%.

Periodic Rate Caps of the Group 1 Mortgage Loans(1)

PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
UNCAPPED	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

(1) As of the Cut-off Date, the non-zero weighted average Periodic Rate Cap of the Mortgage Loans was approximately 0.000%.

Original Terms to Maturity of the Group 1 Mortgage Loans(1)

ORIGINAL TERM (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
180	1	210000.00	0.03	3.875	767	210,000	100.00	100.00	0.00
360	1,844	607110597.42	72.30	3.218	710	329,236	75.69	31.66	11.62
480	606	232350408.18	27.67	2.931	716	383,417	76.56	27.35	0.00
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

(1) As of the Cut-off Date, the weighted average original stated term to maturity of the Mortgage Loans was approximately 393 months.

Remaining Terms to Maturity of the Group 1 Mortgage Loans(1)

REMAINING TERM (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
180	1	210000.00	0.03	3.875	767	210,000	100.00	100.00	0.00
356	1	350093.18	0.04	6.585	775	350,093	100.00	100.00	0.00
357	1	1678487.82	0.20	6.455	559	1,678,488	70.00	100.00	0.00
358	113	50476039.17	6.01	5.571	705	446,691	75.22	40.56	14.33
359	589	184848006.55	22.01	5.727	710	313,834	75.20	32.20	10.79
360	1,140	369757970.70	44.04	1.625	712	324,349	76.01	29.81	11.73
476	2	487350.37	0.06	6.415	705	243,675	90.56	100.00	0.00
478	25	10502074.01	1.25	5.800	716	420,083	78.89	16.48	0.00
479	167	67265831.09	8.01	5.832	718	402,789	77.07	31.31	0.00
480	412	154095152.71	18.35	1.459	715	374,017	76.13	26.13	0.00
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

(1) As of the Cut-off Date, the weighted average remaining stated term to maturity of the Mortgage Loans was approximately 393 months.

Months to Next Rate Adjustment of the Group 1 Mortgage Loans(1)

MONTHS TO NEXT RATE ADJ	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
1	1,784	618263922.70	73.63	3.622	710	346,560	76.04	32.68	8.79
2	592	193662071.79	23.06	1.470	715	327,132	76.12	25.10	8.31
3	10	3129801.00	0.37	2.376	714	312,980	81.03	43.93	3.45
4	17	9202527.25	1.10	2.732	745	541,325	69.60	14.10	0.00
5	2	691114.87	0.08	4.663	764	345,557	80.00	53.18	0.00
6	7	1989100.00	0.24	5.365	718	284,157	79.09	28.61	0.00
7	2	828000.00	0.10	4.608	724	414,000	60.45	39.61	0.00
10	1	618493.16	0.07	4.950	749	618,493	80.00	0.00	0.00
11	7	2344007.33	0.28	5.175	738	334,858	77.60	13.05	0.00
12	20	7077907.50	0.84	5.129	713	353,895	68.15	13.37	0.00
13	9	1864060.00	0.22	5.192	710	207,118	74.18	6.52	0.00
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

(1) As of the Cut-off Date, the weighted average months to the next rate adjusment of the Mortgage Loans was approximately 1 month.

Rate Adjustment Frequency of the Group 1 Mortgage Loans

RATE ADJ FREQ (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
1	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

Date of Next Rate Change of the Group 1 Mortgage Loans

NEXT RATE CHANGE DATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
10/1/2005	1,784	618263922.70	73.63	3.622	710	346,560	76.04	32.68	8.79
11/1/2005	592	193662071.79	23.06	1.470	715	327,132	76.12	25.10	8.31
12/1/2005	10	3129801.00	0.37	2.376	714	312,980	81.03	43.93	3.45
1/1/2006	17	9202527.25	1.10	2.732	745	541,325	69.60	14.10	0.00
2/1/2006	2	691114.87	0.08	4.663	764	345,557	80.00	53.18	0.00
3/1/2006	7	1989100.00	0.24	5.365	718	284,157	79.09	28.61	0.00
4/1/2006	2	828000.00	0.10	4.608	724	414,000	60.45	39.61	0.00
7/1/2006	1	618493.16	0.07	4.950	749	618,493	80.00	0.00	0.00
8/1/2006	7	2344007.33	0.28	5.175	738	334,858	77.60	13.05	0.00
9/1/2006	20	7077907.50	0.84	5.129	713	353,895	68.15	13.37	0.00
10/1/2006	9	1864060.00	0.22	5.192	710	207,118	74.18	6.52	0.00
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

Lien Position of the Group 1 Mortgage Loans

LIEN POSITION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
First Lien	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

Original and Combined Loan to Value of the Group 1 Mortgage Loans(1)

ORIGINAL LTV/CLTV (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
LTV (First Lien)	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40
0.00 - 30.00	13	3397265.53	0.40	3.030	719	261,328	24.35	24.51	21.34
30.01 - 40.00	23	4929835.08	0.59	3.533	736	214,341	37.05	11.00	7.42
40.01 - 50.00	41	13349404.89	1.59	3.296	708	325,595	45.75	5.37	7.62
50.01 - 55.00	31	11774608.70	1.40	2.255	723	379,826	53.34	18.02	12.89
55.01 - 60.00	59	18849105.29	2.24	3.086	703	319,476	57.38	25.29	7.68
60.01 - 65.00	121	62218841.65	7.41	2.743	718	514,205	63.40	7.13	8.31
65.01 - 70.00	185	87999797.11	10.48	3.297	704	475,675	68.79	23.54	13.77
70.01 - 75.00	403	166939473.64	19.88	3.455	701	414,242	74.29	18.69	7.75
75.01 - 80.00	1,182	367592732.90	43.78	2.895	716	310,992	79.60	32.99	6.79
80.01 - 85.00	19	5417238.17	0.65	3.165	717	285,118	83.60	39.15	4.84
85.01 - 90.00	187	54885324.28	6.54	2.962	713	293,504	89.64	45.48	10.27
90.01 - 95.00	73	15350723.15	1.83	3.846	697	210,284	94.63	100.00	10.28
95.01 or Greater	114	26966655.21	3.21	5.143	745	236,550	99.90	100.00	10.47
CLTV (First Lien)	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40
0.00 - 75.00	866	358804933.11	42.73	3.220	708	414,324	67.56	16.04	8.12
75.01 - 80.00	1,134	353663635.44	42.12	2.902	715	311,873	79.37	31.88	6.52
80.01 - 85.00	24	7271650.94	0.87	2.900	709	302,985	82.46	40.37	23.58
85.01 - 90.00	236	76234807.75	9.08	3.031	708	323,029	86.50	51.55	14.77
90.01 - 95.00	74	15739723.15	1.87	3.807	699	212,699	94.27	100.00	10.03
95.01 - 100.00	117	27956255.21	3.33	5.081	744	238,942	99.19	99.13	13.64

(1) As of the Cut-off Date, the weighted average original Loan-to-Value Ratio of the Mortgage Loans was approximately 75.94% and the weighted average Combined Loan-to-Value was approximately 76.38%.

Credit Scores for the Group 1 Mortgage Loans(1)

FICO SCORE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0 - 0	14	6547955.35	0.78	3.069	0	467,711	72.89	19.22	37.64
500 - 549	3	393600.00	0.05	6.687	532	131,200	80.00	100.00	100.00
550 - 574	2	1786487.82	0.21	6.469	560	893,244	70.60	100.00	6.05
575 - 599	2	444000.00	0.05	1.072	595	222,000	80.00	100.00	0.00
600 - 619	9	3015240.72	0.36	3.254	613	335,027	66.22	45.44	38.70
620 - 639	135	34059016.61	4.06	3.224	630	252,289	74.48	44.63	5.87
640 - 659	227	83749235.32	9.97	2.963	650	368,939	73.68	29.00	9.46
660 - 679	285	99571283.04	11.86	2.996	670	349,373	75.78	27.66	10.75
680 - 699	365	124542772.00	14.83	3.034	690	341,213	76.76	28.22	7.08
700 - 719	337	125977272.73	15.00	3.335	709	373,820	75.99	23.97	8.89
720 - 739	311	108587239.77	12.93	3.316	730	349,155	77.53	29.43	7.98
740 - 759	288	95929496.00	11.42	3.278	750	333,089	76.67	30.27	6.97
760 - 779	264	89685847.04	10.68	2.912	768	339,719	76.07	34.69	7.56
780 - 799	166	53871428.64	6.42	3.044	787	324,527	74.93	36.46	5.90
800 - 819	43	11510130.56	1.37	3.234	805	267,677	75.99	57.37	4.05
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

(1) As of the Cut-off Date, the non-zero weighted average FICO Credit Score of the Mortgage Loans was approximately 712.

Documentation Programs of the Group 1 Mortgage Loans

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Income & Employment Verified / Assets Verified	424	118425593.05	14.10	3.873	725	279,306	86.10	100.00	11.91
Income & Employment Verified/Assets Not Verified	569	137565226.84	16.38	3.211	703	241,767	76.21	100.00	9.88
Verbal Verification of Employement / Assets Not Verified	945	373299340.74	44.46	2.902	707	395,026	70.93	0.00	5.93
Verbal Verification of Employement / Assets Verified	513	210380844.97	25.06	3.099	720	410,099	78.94	0.00	9.85
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

Occupancy Types for the Group 1 Mortgage Loans

OCCUPANCY	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Investor	721	158505788.57	18.88	3.295	719	219,842	75.14	45.78	9.93
Owner Occupied	1,526	602380925.47	71.74	3.078	707	394,745	75.94	26.01	7.47
Second Home	204	78784291.56	9.38	3.294	733	386,198	77.54	33.92	12.49
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

Property Types for the Group 1 Mortgage Loans

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
2-4 Family	120	29098777.05	3.47	3.413	723	242,490	75.16	58.73	24.90
CO-OP	7	3194756.11	0.38	2.074	680	456,394	73.35	42.68	26.62
Condominium	358	106249528.23	12.65	3.482	718	296,786	77.88	36.78	10.22
Mixed Use	1	150000.00	0.02	1.400	782	150,000	34.97	100.00	0.00
PUD	491	185542951.55	22.10	2.944	710	377,888	77.55	33.08	3.18
Single Family	1,474	515434992.66	61.39	3.130	711	349,685	75.03	26.57	8.87
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

Loan Purpose of the Group 1 Mortgage Loans

PURPOSE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Cash Out Refinance	1,038	374034481.24	44.55	2.765	704	360,342	71.87	26.73	7.44
Purchase	984	342319778.44	40.77	3.351	721	347,886	81.05	34.60	10.45
Rate/Term Refinance	429	123316745.92	14.69	3.684	710	287,452	74.08	30.48	5.62
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

Geographic Distribution of the Mortgaged Properties for the Group 1 Mortgage Loans

STATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
California	485	218753417.44	26.05	2.986	711	451,038	74.38	17.38	3.01
Florida	500	168538746.64	20.07	3.240	717	337,077	76.16	24.39	3.53
New York	78	52734499.66	6.28	3.502	696	676,083	70.89	38.27	44.04
Virginia	133	49793619.86	5.93	2.954	705	374,388	78.00	31.92	4.28
Other	1255	349850722.00	41.67	3.158	713	278,766	77.27	40.24	9.33
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

Debt to Income Ratios of the Group 1 Mortgage Loans

DEBT TO INCOME (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0.00 - 10.00	37	13152047.27	1.57	2.807	729	355,461	73.21	11.13	50.77
10.01 - 15.00	121	53961889.47	6.43	3.442	720	445,966	72.77	12.89	18.94
15.01 - 20.00	286	106558221.75	12.69	2.925	712	372,581	73.65	22.03	14.50
20.01 - 25.00	420	170461874.08	20.30	3.004	713	405,862	74.63	17.20	7.87
25.01 - 30.00	462	161561823.86	19.24	2.957	708	349,701	76.32	26.77	5.29
30.01 - 35.00	474	152243386.14	18.13	3.175	711	321,189	77.31	36.91	4.98
35.01 - 40.00	355	99012301.57	11.79	3.205	709	278,908	78.25	49.32	4.49
40.01 - 45.00	184	50670037.86	6.03	3.519	719	275,381	78.40	47.27	4.58
45.01 - 50.00	53	14497392.13	1.73	3.637	712	273,536	78.35	66.91	7.51
50.01 - 55.00	22	5562514.86	0.66	4.201	728	252,842	81.28	59.00	1.63
55.01 - 60.00	15	2927810.97	0.35	2.389	704	195,187	73.18	56.20	0.00
60.01 - 65.00	5	974080.20	0.12	5.422	719	194,816	80.34	100.00	45.71
65.01 - 70.00	5	927614.86	0.11	2.594	727	185,523	79.09	30.36	29.75
70.01 or greater	12	7160010.58	0.85	5.835	672	596,668	74.30	93.32	0.00
TOTAL	2,451	839671005.60	100.00	3.139	712	342,583	75.94	30.49	8.40

GROUP III, IV, V (Combined)

Current Principle Balances for the Group 3, Group 4 and Group 5 Mortgage Loans(1)

CURRENT BALANCE ($)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0 - 50,000	63	2566949.69	0.18	6.421	696	40,745	74.46	40.58	60.03
50,001 - 100,000	455	35360887.84	2.44	6.147	703	77,716	75.85	41.02	66.83
100,001 - 150,000	810	102271263.66	7.06	5.670	708	126,261	76.84	46.33	67.04
150,001 - 200,000	694	121598787.28	8.39	5.658	709	175,214	77.07	43.31	70.98
200,001 - 250,000	571	128652780.87	8.88	5.517	707	225,311	76.36	31.91	72.13
250,001 - 300,000	483	132926093.45	9.17	5.392	708	275,209	76.55	38.69	74.19
300,001 - 350,000	344	111486026.51	7.69	5.459	705	324,087	77.36	34.19	77.10
350,001 - 400,000	278	104027981.69	7.18	5.274	702	374,201	75.46	44.03	72.98
400,001 - 450,000	201	85750798.77	5.92	4.979	708	426,621	74.91	47.36	65.66
450,001 - 500,000	202	96260639.16	6.64	4.910	710	476,538	75.63	42.65	64.85
500,001 - 550,000	96	50441998.88	3.48	5.136	714	525,437	76.18	45.84	72.85
550,001 - 600,000	98	56451081.87	3.90	5.040	704	576,031	76.54	46.78	69.50
600,001 - 650,000	67	42115123.86	2.91	4.416	715	628,584	75.26	43.07	55.26
650,001 - 700,000	47	31836993.96	2.20	4.854	720	677,383	76.82	40.19	61.47
700,001 - 750,000	23	16748359.38	1.16	4.038	707	728,190	76.90	47.83	52.11
750,001 - 800,000	32	24865003.45	1.72	5.292	714	777,031	74.11	24.66	59.28
800,001 - 850,000	22	18345453.21	1.27	3.961	717	833,884	72.46	27.15	54.70
850,001 - 900,000	27	23684892.25	1.63	3.905	708	877,218	73.42	25.87	36.92
900,001 - 950,000	11	10193248.00	0.70	4.706	684	926,659	66.76	27.24	63.61
950,001 - 1,000,000	53	52279395.41	3.61	5.094	710	986,404	66.84	28.42	58.68
1,000,001 - 1,100,000	4	4303150.09	0.30	6.051	707	1,075,788	73.30	100.00	74.47
1,100,001 - 1,200,000	14	16188221.07	1.12	3.896	705	1,156,302	74.71	28.77	43.29
1,200,001 - 1,300,000	5	6251939.39	0.43	2.965	738	1,250,388	73.78	19.83	19.64
1,300,001 - 1,400,000	11	14861018.12	1.03	4.487	702	1,351,002	70.00	45.59	55.10
1,400,001 - 1,500,000	17	25121811.10	1.73	5.140	701	1,477,754	67.83	52.66	58.87
1,500,001 or greater	48	134380625.88	9.27	4.611	715	2,799,596	65.07	33.04	36.99
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

(1) As of the Cut-off Date, the average principal balance of the Mortgage Loans was approximately $309,874.

Gross Coupons for the Group 3, Group 4 and Group 5 Mortgage Loans(1)

GROSS COUPON (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
1.000 - 1.499	392	150630008.43	10.40	1.088	706	384,260	72.46	21.57	0.00
1.500 - 1.999	137	57696407.15	3.98	1.823	703	421,142	74.48	28.09	0.00
2.000 - 2.499	39	35318556.31	2.44	2.221	743	905,604	66.29	33.35	0.00
2.500 - 2.999	11	2825390.00	0.19	2.671	687	256,854	84.82	80.47	0.00
3.000 - 3.499	1	171000.00	0.01	3.100	664	171,000	87.69	100.00	0.00
3.500 - 3.999	21	4362318.02	0.30	3.844	747	207,729	95.64	97.21	10.95
4.000 - 4.499	22	9891276.21	0.68	4.252	727	449,603	79.14	86.60	55.71
4.500 - 4.999	196	77480562.88	5.35	4.796	730	395,309	74.15	80.46	83.32
5.000 - 5.499	736	247874533.71	17.11	5.227	722	336,786	74.58	62.16	77.58
5.500 - 5.999	1,200	383838853.09	26.49	5.711	711	319,866	73.05	48.14	75.60
6.000 - 6.499	703	205317066.82	14.17	6.173	704	292,058	74.07	28.68	73.24
6.500 - 6.999	597	144317018.36	9.96	6.695	693	241,737	76.72	17.19	82.11
7.000 - 7.499	293	63095570.52	4.35	7.168	684	215,343	79.80	12.39	89.17
7.500 - 7.999	327	66055963.34	4.56	7.730	676	202,006	80.33	4.81	85.18
8.000 - 8.499	1	96000.00	0.01	8.125	798	96,000	75.00	0.00	0.00
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

(1) As of the Cut-off Date, the weighted average mortgage rate of the Mortgage Loans was approximately 5.156%.

Gross Margins of the Group 3, Group 4 and Group 5 Mortgage Loans(1)

GROSS MARGIN (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
2.000 - 2.249	17	6369907.87	0.44	2.333	711	374,700	79.11	55.44	0.00
2.250 - 2.499	2,488	784739550.85	54.16	5.424	718	315,410	73.67	52.72	84.84
2.500 - 2.749	237	106403710.86	7.34	3.464	706	448,961	75.51	25.38	20.99
2.750 - 2.999	300	116012578.94	8.01	3.448	707	386,709	72.26	31.85	15.33
3.000 - 3.249	99	43556937.46	3.01	3.157	701	439,969	72.52	22.70	0.33
3.250 - 3.499	167	69284495.38	4.78	3.779	697	414,877	68.91	40.97	0.00
3.500 - 3.749	94	39323475.85	2.71	4.349	695	418,335	75.32	32.51	17.12
3.750 - 3.999	45	23577196.64	1.63	3.182	749	523,938	74.12	37.60	0.00
4.000 - 4.249	17	6110235.68	0.42	5.802	714	359,426	75.99	36.22	0.00
4.250 - 4.499	6	1632844.05	0.11	4.275	686	272,141	95.77	100.00	0.00
4.500 - 4.749	6	1147056.09	0.08	6.597	717	191,176	100.00	100.00	0.00
5.000 or greater	1,200	250812535.17	17.31	6.919	684	209,010	78.94	10.15	88.37
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

(1) As of the Cut-off Date, the weighted average gross margin of the Mortgage Loans was approximately 2.955%.

Maximum Mortgage Rates of the Group 3, Group 4 and Group 5 Mortgage Loans(1)

MAX INTEREST RATE (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0.000 - 9.750	90	37613281.87	2.60	4.577	729	417,925	75.01	85.76	80.24
9.751 - 10.000	940	427018002.26	29.47	3.518	710	454,274	73.18	32.81	18.95
10.001 - 10.250	309	102371638.22	7.07	5.193	723	331,300	74.29	69.03	90.91
10.251 - 10.500	694	208313325.96	14.38	4.779	721	300,163	72.12	58.60	63.21
10.501 - 10.750	518	144504442.29	9.97	5.596	714	278,966	74.85	56.47	81.68
10.751 - 11.000	528	165171318.68	11.40	5.919	704	312,824	73.41	42.72	90.23
11.001 - 11.250	268	71161684.85	4.91	6.156	707	265,529	76.10	26.21	94.33
11.251 - 11.500	321	70878546.73	4.89	6.445	704	220,805	76.53	20.24	90.26
11.501 - 11.750	213	50846145.27	3.51	6.692	694	238,714	76.55	9.78	92.83
11.751 - 12.000	279	62919875.49	4.34	6.903	691	225,519	78.06	16.48	93.59
12.001 - 12.250	118	25631092.14	1.77	7.121	682	217,213	79.38	6.08	86.41
12.251 - 12.500	149	30594969.27	2.11	7.414	671	205,335	79.61	5.69	91.94
12.501 - 12.750	112	22550452.50	1.56	7.679	677	201,343	79.25	9.74	88.32
12.751 - 13.000	136	29299749.31	2.02	7.864	677	215,439	80.49	1.85	82.38
13.001 - 13.250	1	96000.00	0.01	8.125	798	96,000	75.00	0.00	0.00
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

(1) As of the Cut-off Date, the non-zero weighted average Maximum Mortgage Rate of the Mortgage Loans was approximately 10.682%.

Periodic Rate Caps of the Group 3, Group 4 and Group 5 Mortgage Loans(1)

PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0.000	946	400871268.68	27.67	3.135	707	423,754	72.84	27.96	0.00
1.000	2,354	535630390.32	36.97	6.444	701	227,541	75.75	14.92	91.73
2.000	1,376	512468865.84	35.37	5.391	718	372,434	74.41	74.07	86.47
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

(1) As of the Cut-off Date, the non-zero weighted average Periodic Rate Cap of the Mortgage Loans was approximately 1.489%.

Original Terms to Maturity of the Group 3, Group 4 and Group 5 Mortgage Loans(1)

ORIGINAL TERM (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
360	4,471	1358908970.88	93.78	5.307	708	303,938	74.38	39.74	68.73
480	205	90061553.96	6.22	2.883	709	439,325	75.82	35.12	0.48
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

(1) As of the Cut-off Date, the weighted average original stated term to maturity of the Mortgage Loans was approximately 367 months.

Remaining Terms to Maturity of the Group 3, Group 4 and Group 5 Mortgage Loans(1)

REMAINING TERM (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
352	1	98753.00	0.01	5.875	672	98,753	75.96	0.00	100.00
355	2	644400.00	0.04	7.151	749	322,200	80.00	30.48	100.00
356	2	524800.00	0.04	7.584	718	262,400	80.00	0.00	100.00
357	9	3788944.97	0.26	6.119	650	420,994	69.46	74.73	89.13
358	697	222456213.55	15.35	5.824	698	319,162	74.19	33.49	59.60
359	1,566	458730993.87	31.66	5.690	707	292,932	74.63	42.68	76.21
360	2,194	672664865.49	46.42	4.866	713	306,593	74.30	39.64	66.48
478	18	6291938.73	0.43	5.874	717	349,552	79.51	59.73	0.00
479	51	24328347.75	1.68	5.226	720	477,026	74.14	50.79	0.00
480	136	59441267.48	4.10	1.608	703	437,068	76.11	26.10	0.73
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

(1) As of the Cut-off Date, the weighted average remaining stated term to maturity of the Mortgage Loans was approximately 367 months

Months to Next Rate Adjustment of the Group 3, Group 4 and Group 5 Mortgage Loans(1)

MONTHS TO NEXT RATE ADJ	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
1	852	347030766.26	23.95	3.328	705	407,313	73.16	29.77	0.00
2	73	45208079.74	3.12	1.722	718	619,289	70.46	14.85	0.00
3	11	3806021.28	0.26	1.810	752	346,002	76.15	34.46	0.00
4	2	2643841.74	0.18	2.402	741	1,321,921	65.86	0.00	0.00
5	1	195739.54	0.01	4.450	709	195,740	80.00	0.00	0.00
6	1	87750.00	0.01	4.450	640	87,750	75.00	0.00	0.00
11	6	1899070.12	0.13	5.133	716	316,512	74.63	39.87	0.00
52	1	98753.00	0.01	5.875	672	98,753	75.96	0.00	100.00
55	2	644400.00	0.04	7.151	749	322,200	80.00	30.48	100.00
56	2	524800.00	0.04	7.584	718	262,400	80.00	0.00	100.00
57	9	3788944.97	0.26	6.119	650	420,994	69.46	74.73	89.13
58	565	149605690.59	10.32	6.042	697	264,789	76.14	34.03	88.62
59	1,346	382883171.12	26.42	5.847	708	284,460	74.90	45.87	91.31
60	1,407	403610499.98	27.85	5.954	713	286,859	74.82	46.12	87.08
61	398	106942996.50	7.38	5.947	716	268,701	75.54	40.97	89.91
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

(1) As of the Cut-off Date, the weighted average months to the next rate adjustment of the Mortgage Loans was approximately 43 month.

Rate Adjustment Frequency of the Group 3, Group 4 and Group 5 Mortgage Loans

RATE ADJ FREQ (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
1	946	400871268.68	27.67	3.135	707	423,754	72.84	27.96	0.00
6	2,354	535630390.32	36.97	6.444	701	227,541	75.75	14.92	91.73
12	1,376	512468865.84	35.37	5.391	718	372,434	74.41	74.07	86.47
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

Date of Next Rate Change of the Group 3, Group 4 and Group 5 Mortgage Loans

NEXT RATE CHANGE DATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
10/1/2005	852	347030766.26	23.95	3.328	705	407,313	73.16	29.77	0.00
11/1/2005	73	45208079.74	3.12	1.722	718	619,289	70.46	14.85	0.00
12/1/2005	11	3806021.28	0.26	1.810	752	346,002	76.15	34.46	0.00
1/1/2006	2	2643841.74	0.18	2.402	741	1,321,921	65.86	0.00	0.00
2/1/2006	1	195739.54	0.01	4.450	709	195,740	80.00	0.00	0.00
3/1/2006	1	87750.00	0.01	4.450	640	87,750	75.00	0.00	0.00
8/1/2006	6	1899070.12	0.13	5.133	716	316,512	74.63	39.87	0.00
1/1/2010	1	98753.00	0.01	5.875	672	98,753	75.96	0.00	100.00
4/1/2010	2	644400.00	0.04	7.151	749	322,200	80.00	30.48	100.00
5/1/2010	2	524800.00	0.04	7.584	718	262,400	80.00	0.00	100.00
6/1/2010	9	3788944.97	0.26	6.119	650	420,994	69.46	74.73	89.13
7/1/2010	565	149605690.59	10.32	6.042	697	264,789	76.14	34.03	88.62
8/1/2010	1,346	382883171.12	26.42	5.847	708	284,460	74.90	45.87	91.31
9/1/2010	1,407	403610499.98	27.85	5.954	713	286,859	74.82	46.12	87.08
10/1/2010	398	106942996.50	7.38	5.947	716	268,701	75.54	40.97	89.91
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

Lien Position of the Group 3, Group 4 and Group 5 Mortgage Loans

LIEN POSITION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
First Lien	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

Original and Combined Loan to Value of the Group 3, Group 4 and Group 5 Mortgage Loans(1)

ORIGINAL LTV/CLTV (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
LTV (First Lien)	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49
0.00 - 30.00	24	6405428.21	0.44	4.265	708	266,893	22.98	57.80	52.18
30.01 - 40.00	30	14090133.06	0.97	4.965	729	469,671	36.37	57.45	52.49
40.01 - 50.00	62	37653771.25	2.60	3.833	729	607,319	47.04	54.53	40.05
50.01 - 55.00	54	37947475.53	2.62	4.981	713	702,731	53.54	17.00	41.24
55.01 - 60.00	67	28790669.29	1.99	4.781	700	429,711	58.19	33.74	47.59
60.01 - 65.00	153	76201562.25	5.26	4.823	708	498,049	63.72	36.11	64.11
65.01 - 70.00	796	234958304.17	16.22	5.204	715	295,174	69.25	18.03	71.24
70.01 - 75.00	458	171657349.87	11.85	4.721	701	374,798	74.10	27.35	51.00
75.01 - 80.00	2,709	767728283.58	52.98	5.353	709	283,399	79.71	49.07	70.43
80.01 - 85.00	42	9182077.73	0.63	4.952	695	218,621	84.34	39.24	63.12
85.01 - 90.00	139	34125344.74	2.36	5.174	682	245,506	89.64	32.28	43.36
90.01 - 95.00	118	25091614.03	1.73	5.796	685	212,641	94.90	39.14	56.31
95.01 or greater	24	5138511.13	0.35	4.908	739	214,105	99.92	100.00	0.00
CLTV (First Lien)	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49
0.00 - 75.00	974	445369350.06	30.74	4.464	709	457,258	64.13	30.99	46.24
75.01 - 80.00	1,246	406691437.19	28.07	4.846	708	326,398	79.25	42.23	54.54
80.01 - 85.00	80	24362080.33	1.68	5.392	710	304,526	77.20	46.25	85.89
85.01 - 90.00	546	160311383.78	11.06	5.632	702	293,611	79.60	44.13	81.88
90.01 - 95.00	640	139612621.15	9.64	6.165	704	218,145	80.16	36.59	86.36
95.01 - 100.00	1,190	272623652.33	18.81	5.931	713	229,096	78.06	47.22	85.82

(1) As of the Cut-off Date, the weighted average original Loan-to-Value Ratio of the Mortgage Loans was approximately 74.47% and the weighted average Combined Loan-to-Value was approximately 81.39%.

Credit Scores for the Group 3, Group 4 and Group 5 Mortgage Loans(1)

FICO SCORE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0 - 0	8	5666900.44	0.39	5.178	0	708,363	72.48	83.03	77.11
500 - 549	4	485600.00	0.03	1.400	532	121,400	80.00	100.00	0.00
550 - 574	6	3141565.25	0.22	5.956	562	523,594	67.36	100.00	95.65
575 - 599	2	884184.39	0.06	1.487	589	442,092	76.55	0.00	0.00
600 - 619	11	4410160.38	0.30	5.570	613	400,924	74.40	90.34	73.72
620 - 639	331	90975336.51	6.28	5.668	631	274,850	75.57	43.24	65.14
640 - 659	427	126580721.65	8.74	5.287	650	296,442	77.16	46.03	62.95
660 - 679	676	214863572.74	14.83	5.404	669	317,846	73.83	30.05	64.34
680 - 699	704	220684898.36	15.23	5.121	689	313,473	74.43	31.00	67.07
700 - 719	673	192271006.42	13.27	5.215	709	285,692	75.76	35.23	64.74
720 - 739	571	166458431.07	11.49	5.160	729	291,521	75.42	43.45	70.46
740 - 759	508	165281672.79	11.41	5.080	749	325,358	74.33	37.72	64.43
760 - 779	414	146743680.01	10.13	4.666	768	354,453	72.18	51.75	53.90
780 - 799	272	90849341.29	6.27	4.838	789	334,005	71.60	45.42	65.33
800 - 819	69	19673453.54	1.36	4.804	807	285,123	72.12	46.27	60.48
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

(1) As of the Cut-off Date, the non-zero weighted average FICO Credit Score of the Mortgage Loans was approximately 708.

Documentation Programs of the Group 3, Group 4 and Group 5 Mortgage Loans

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Income & Employment Verified / Assets Verified	1,199	353311543.22	24.38	5.249	713	294,672	78.02	100.00	74.63
Income & Employment Verified/Assets Not Verified	702	218303309.45	15.07	4.847	709	310,973	71.41	100.00	62.90
No Employement or Income Verification / Assets Not Verified	468	109466730.27	7.55	6.743	699	233,903	75.84	0.00	87.72
Verbal Verification of Employement / Assets Not Verified	1,104	413651668.60	28.55	4.658	703	374,684	71.02	0.00	45.57
Verbal Verification of Employement / Assets Verified	1,203	354237273.30	24.45	5.346	714	294,462	76.43	0.00	70.27
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

Occupancy Types for the Group 3, Group 4 and Group 5 Mortgage Loans

OCCUPANCY	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Investor	1,113	217709157.33	15.03	5.602	716	195,606	73.50	31.81	66.72
Owner Occupied	3,298	1126852433.37	77.77	5.087	705	341,678	74.74	40.67	64.30
Second Home	265	104408934.14	7.21	4.968	726	393,996	73.66	42.25	61.85
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

Property Types for the Group 3, Group 4 and Group 5 Mortgage Loans

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
2-4 Family	289	79957087.42	5.52	5.731	712	276,668	73.81	34.48	70.95
CO-OP	20	11179091.92	0.77	3.108	747	558,955	61.57	42.31	38.77
Condominium	640	160796638.97	11.10	5.198	716	251,245	76.58	42.59	64.69
PUD	1,117	358291113.45	24.73	5.226	710	320,762	75.85	44.24	68.46
Single Family	2,610	838746593.08	57.89	5.091	706	321,359	73.71	37.24	62.48
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

Loan Purpose of the Group 3, Group 4 and Group 5 Mortgage Loans

PURPOSE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Cash Out Refinance	1,424	508561803.65	35.10	4.843	698	357,136	70.52	34.13	54.50
Purchase	2,806	786099468.76	54.25	5.452	714	280,149	77.59	41.54	72.55
Rate/Term Refinance	446	154309252.43	10.65	4.679	712	345,985	71.59	46.35	56.36
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

Geographic Distribution of the Mortgaged Properties for the Group 3, Group 4 and Group 5 Mortgage Loans

STATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
California	776	325832882.96	22.49	4.958	712	419,888	73.26	34.22	68.88
Florida	539	170389732.97	11.76	5.134	700	316,122	75.37	22.70	49.51
Virginia	380	129531623.36	8.94	5.247	707	340,873	76.69	45.07	71.03
Maryland	262	81424618.86	5.62	5.585	698	310,781	75.95	49.76	77.05
New York	127	78247085.46	5.40	4.620	697	616,119	67.75	33.58	38.95
Other	2592	663544581.23	45.79	5.252	712	255,997	75.01	44.65	66.38
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

Debt to Income Ratios of the Group 3, Group 4 and Group 5 Mortgage Loans

DEBT TO INCOME (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0.00 - 10.00	979	236677846.28	16.33	6.439	702	241,755	74.47	6.68	86.58
10.01 - 15.00	71	28933753.11	2.00	4.018	719	407,518	67.68	38.30	31.19
15.01 - 20.00	177	66406630.32	4.58	3.982	714	375,179	72.44	36.29	26.16
20.01 - 25.00	339	133382062.28	9.21	4.493	707	393,457	72.17	32.79	44.24
25.01 - 30.00	466	192311155.60	13.27	4.324	715	412,685	72.40	32.89	39.91
30.01 - 35.00	643	202999869.72	14.01	4.937	712	315,707	75.34	37.84	63.67
35.01 - 40.00	847	264925573.45	18.28	5.153	708	312,781	75.49	49.20	70.70
40.01 - 45.00	802	229969674.92	15.87	5.365	709	286,745	75.93	61.73	78.28
45.01 - 50.00	278	74185474.57	5.12	5.777	698	266,854	77.78	66.58	76.85
50.01 - 55.00	44	12317383.34	0.85	5.347	701	279,941	74.10	90.62	71.44
55.01 - 60.00	10	3236489.73	0.22	5.728	714	323,649	77.06	95.89	65.02
60.01 - 65.00	1	104930.00	0.01	5.500	679	104,930	70.00	100.00	100.00
65.01 - 70.00	2	349176.42	0.02	5.713	733	174,588	80.00	100.00	86.83
70.01 or greater	17	3170505.10	0.22	5.877	710	186,500	76.25	12.17	77.84
TOTAL	4,676	1448970524.84	100.00	5.156	708	309,874	74.47	39.45	64.49

GROUP III

Current Principle Balances for the Group 3 Mortgage Loans(1)

CURRENT BALANCE ($)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0 - 50,000	12	515,596.19	0.13	3.733	694	42,966	70.89	82.62	0.00
50,001 - 100,000	56	4,451,318.00	1.11	3.116	710	79,488	76.23	73.85	0.00
100,001 - 150,000	143	18,149,006.28	4.53	3.111	703	126,916	75.72	66.45	0.00
150,001 - 200,000	108	19,124,088.58	4.77	3.431	707	177,075	76.63	49.38	0.00
200,001 - 250,000	99	22,382,102.06	5.58	2.946	715	226,082	76.78	40.06	0.00
250,001 - 300,000	96	26,575,984.39	6.63	3.218	704	276,833	76.35	29.11	0.00
300,001 - 350,000	66	21,372,715.27	5.33	3.422	700	323,829	79.56	38.90	0.00
350,001 - 400,000	60	22,451,714.15	5.60	3.226	700	374,195	76.14	34.76	0.00
400,001 - 450,000	52	22,296,057.00	5.56	2.991	699	428,770	72.92	17.45	0.00
450,001 - 500,000	59	28,203,647.32	7.04	2.801	707	478,028	75.13	32.19	0.00
500,001 - 550,000	22	11,573,948.47	2.89	2.931	707	526,089	76.19	13.54	0.00
550,001 - 600,000	27	15,496,943.87	3.87	3.411	699	573,961	75.42	22.14	0.00
600,001 - 650,000	24	15,018,941.07	3.75	2.369	697	625,789	78.93	33.11	0.00
650,001 - 700,000	13	8,869,298.26	2.21	2.660	717	682,254	78.00	31.05	0.00
700,001 - 750,000	7	5,099,136.00	1.27	1.150	698	728,448	74.56	14.10	0.00
750,001 - 800,000	10	7,803,011.70	1.95	3.214	727	780,301	71.64	19.85	0.00
800,001 - 850,000	9	7,496,501.03	1.87	1.849	714	832,945	76.34	0.00	0.00
850,001 - 900,000	16	14,066,992.25	3.51	2.643	705	879,187	72.41	6.40	0.00
900,001 - 950,000	4	3,709,748.01	0.93	2.445	695	927,437	56.64	0.00	0.00
950,001 - 1,000,000	16	15,673,592.24	3.91	2.904	694	979,600	67.12	24.86	0.00
1,000,001 - 1,100,000	1	1,098,650.09	0.27	5.455	672	1,098,650	78.57	100.00	0.00
1,100,001 - 1,200,000	8	9,180,221.07	2.29	2.494	719	1,147,528	73.75	0.00	0.00
1,200,001 - 1,300,000	4	5,023,939.39	1.25	2.315	741	1,255,985	72.26	24.68	0.00
1,300,001 - 1,400,000	4	5,323,054.86	1.33	2.376	699	1,330,764	74.73	24.86	0.00
1,400,001 - 1,500,000	6	8,832,185.24	2.20	4.336	689	1,472,031	70.42	16.29	0.00
1,500,001 or greater	24	81,082,875.89	20.23	3.728	717	3,378,453	64.34	19.99	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

(1) As of the Cut-off Date, the average principal balance of the Mortgage Loans was approximately $423,754.

Gross Coupons for the Group 3 Mortgage Loans(1)

GROSS COUPON (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
1.000 - 1.499	392	150,630,008.43	37.58	1.088	706	384,260	72.46	21.57	0.00
1.500 - 1.999	137	57,696,407.15	14.39	1.823	703	421,142	74.48	28.09	0.00
2.000 - 2.499	39	35,318,556.31	8.81	2.221	743	905,604	66.29	33.35	0.00
2.500 - 2.999	11	2,825,390.00	0.70	2.671	687	256,854	84.82	80.47	0.00
3.000 - 3.499	1	171,000.00	0.04	3.100	664	171,000	87.69	100.00	0.00
3.500 - 3.999	19	3,884,518.20	0.97	3.840	752	204,448	97.98	96.87	0.00
4.000 - 4.499	6	2,411,946.28	0.60	4.231	699	401,991	90.80	70.26	0.00
4.500 - 4.999	4	1,676,139.50	0.42	4.916	689	419,035	76.33	85.70	0.00
5.000 - 5.499	81	31,738,182.46	7.92	5.381	716	391,829	74.24	26.84	0.00
5.500 - 5.999	104	53,194,190.58	13.27	5.762	704	511,483	72.02	18.81	0.00
6.000 - 6.499	106	44,398,499.33	11.08	6.224	689	418,854	71.69	36.83	0.00
6.500 - 6.999	34	15,035,857.13	3.75	6.698	693	442,231	75.04	37.23	0.00
7.000 - 7.499	8	1,373,088.25	0.34	7.076	723	171,636	83.73	94.48	0.00
7.500 - 7.999	4	517,485.06	0.13	7.585	733	129,371	100.00	100.00	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

(1) As of the Cut-off Date, the weighted average mortgage rate of the Mortgage Loans was approximately 3.135%.

Gross Margins of the Group 3 Mortgage Loans(1)

GROSS MARGIN (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
2.000 - 2.249	17	6,369,907.87	1.59	2.333	711	374,700	79.11	55.44	0.00
2.250 - 2.499	87	38,524,434.15	9.61	2.016	713	442,810	70.76	23.23	0.00
2.500 - 2.749	191	81,113,878.18	20.23	2.723	710	424,680	75.36	19.71	0.00
2.750 - 2.999	232	97,108,729.06	24.22	2.974	707	418,572	71.70	22.11	0.00
3.000 - 3.249	98	43,412,937.46	10.83	3.146	701	442,989	72.49	22.45	0.00
3.250 - 3.499	167	69,284,495.38	17.28	3.779	697	414,877	68.91	40.97	0.00
3.500 - 3.749	80	32,589,554.12	8.13	4.023	692	407,369	76.44	31.22	0.00
3.750 - 3.999	45	23,577,196.64	5.88	3.182	749	523,938	74.12	37.60	0.00
4.000 - 4.249	17	6,110,235.68	1.52	5.802	714	359,426	75.99	36.22	0.00
4.250 - 4.499	6	1,632,844.05	0.41	4.275	686	272,141	95.77	100.00	0.00
4.500 - 4.749	6	1,147,056.09	0.29	6.597	717	191,176	100.00	100.00	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

(1) As of the Cut-off Date, the weighted average gross margin of the Mortgage Loans was approximately 3.015%.

Maximum Mortgage Rates of the Group 3 Mortgage Loans(1)

MAX INTEREST RATE (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
9.751 - 10.000	682	332,911,498.95	83.05	3.116	704	488,140	72.65	21.86	0.00
10.251 - 10.500	219	56,923,746.31	14.20	3.003	723	259,926	69.55	49.67	0.00
10.501 - 10.750	45	11,036,023.42	2.75	4.389	716	245,245	95.52	100.00	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

(1) As of the Cut-off Date, the non-zero weighted average Maximum Mortgage Rate of the Mortgage Loans was approximately 10.023%.

Periodic Rate Caps of the Group 3 Mortgage Loans(1)

PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0.000	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

(1) As of the Cut-off Date, the non-zero weighted average Periodic Rate Cap of the Mortgage Loans was approximately 0.000%.

Original Terms to Maturity of the Group 3 Mortgage Loans(1)

ORIGINAL TERM (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
360	742	311,244,389.72	77.64	3.212	707	419,467	71.99	25.99	0.00
480	204	89,626,878.96	22.36	2.871	708	439,347	75.80	34.81	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

(1) As of the Cut-off Date, the weighted average original stated term to maturity of the Mortgage Loans was approximately 387 months.

Remaining Terms to Maturity of the Group 3 Mortgage Loans(1)

REMAINING TERM (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
358	132	72,850,522.96	18.17	5.374	701	551,898	70.18	32.38	0.00
359	220	75,847,822.75	18.92	4.899	701	344,763	73.28	26.57	0.00
360	390	162,546,044.01	40.55	1.455	712	416,785	72.20	22.86	0.00
478	18	6,291,938.73	1.57	5.874	717	349,552	79.51	59.73	0.00
479	51	24,328,347.75	6.07	5.226	720	477,026	74.14	50.79	0.00
480	135	59,006,592.48	14.72	1.579	703	437,086	76.08	25.56	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

(1) As of the Cut-off Date, the weighted average remaining stated term to maturity of the Mortgage Loans was approximately 386 months.

Months to Next Rate Adjustment of the Group 3 Mortgage Loans(1)

MONTHS TO NEXT RATE ADJ	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
1	852	347,030,766.26	86.57	3.328	705	407,313	73.16	29.77	0.00
2	73	45,208,079.74	11.28	1.722	718	619,289	70.46	14.85	0.00
3	11	3,806,021.28	0.95	1.810	752	346,002	76.15	34.46	0.00
4	2	2,643,841.74	0.66	2.402	741	1,321,921	65.86	0.00	0.00
5	1	195,739.54	0.05	4.450	709	195,740	80.00	0.00	0.00
6	1	87,750.00	0.02	4.450	640	87,750	75.00	0.00	0.00
11	6	1,899,070.12	0.47	5.133	716	316,512	74.63	39.87	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

(1) As of the Cut-off Date, the weighted average months to the next rate adjusment of the Mortgage Loans was approximately 1 month.

Rate Adjustment Frequency of the Group 3 Mortgage Loans

RATE ADJ FREQ (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
1	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

Date of Next Rate Change of the Group 3 Mortgage Loans

NEXT RATE CHANGE DATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
10/1/2005	852	347,030,766.26	86.57	3.328	705	407,313	73.16	29.77	0.00
11/1/2005	73	45,208,079.74	11.28	1.722	718	619,289	70.46	14.85	0.00
12/1/2005	11	3,806,021.28	0.95	1.810	752	346,002	76.15	34.46	0.00
1/1/2006	2	2,643,841.74	0.66	2.402	741	1,321,921	65.86	0.00	0.00
2/1/2006	1	195,739.54	0.05	4.450	709	195,740	80.00	0.00	0.00
3/1/2006	1	87,750.00	0.02	4.450	640	87,750	75.00	0.00	0.00
8/1/2006	6	1,899,070.12	0.47	5.133	716	316,512	74.63	39.87	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

Lien Position of the Group 3 Mortgage Loans

LIEN POSITION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
First Lien	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

Original and Combined Loan to Value of the Group 3 Mortgage Loans(1)

ORIGINAL LTV/CLTV (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
LTV (First Lien)	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00
0.00 - 30.00	7	2,121,060.60	0.53	1.928	687	303,009	18.99	24.80	0.00
30.01 - 40.00	12	4,126,972.33	1.03	3.658	725	343,914	36.92	16.64	0.00
40.01 - 50.00	22	20,907,844.55	5.22	2.475	738	950,357	48.22	58.02	0.00
50.01 - 55.00	22	20,400,976.56	5.09	4.477	699	927,317	53.86	5.54	0.00
55.01 - 60.00	25	12,980,348.47	3.24	3.808	678	519,214	58.44	4.23	0.00
60.01 - 65.00	53	23,656,411.09	5.90	2.547	709	446,347	63.89	16.03	0.00
65.01 - 70.00	77	52,840,801.46	13.18	2.747	719	686,244	68.42	9.47	0.00
70.01 - 75.00	170	74,057,387.75	18.47	3.196	693	435,632	74.27	16.26	0.00
75.01 - 80.00	432	156,959,255.05	39.15	3.087	710	363,332	79.65	35.89	0.00
80.01 - 85.00	13	3,163,287.65	0.79	2.588	691	243,330	84.11	31.69	0.00
85.01 - 90.00	58	16,973,057.43	4.23	3.563	698	292,639	89.45	39.06	0.00
90.01 - 95.00	31	7,545,354.61	1.88	3.261	682	243,399	94.79	94.70	0.00
95.01 or greater	24	5,138,511.13	1.28	4.908	739	214,105	99.92	100.00	0.00
CLTV (First Lien)	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00
0.00 - 75.00	388	211,091,802.81	52.66	3.097	706	544,051	64.83	16.99	0.00
75.01 - 80.00	422	153,655,379.67	38.33	3.104	710	364,112	79.65	35.28	0.00
80.01 - 85.00	13	3,163,287.65	0.79	2.588	691	243,330	84.11	31.69	0.00
85.01 - 90.00	68	20,276,932.81	5.06	3.362	703	298,190	87.88	43.14	0.00
90.01 - 95.00	31	7,545,354.61	1.88	3.261	682	243,399	94.79	94.70	0.00
95.01 - 100.00	24	5,138,511.13	1.28	4.908	739	214,105	99.92	100.00	0.00

(1) As of the Cut-off Date, the weighted average original Loan-to-Value Ratio of the Mortgage Loans was approximately 72.84% and the weighted average Combined Loan-to-Value was approximately 72.97%.

Credit Scores for the Group 3 Mortgage Loans(1)

FICO SCORE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0 - 0	3	870,384.45	0.22	2.285	0	290,128	83.69	28.31	0.00
500 - 549	4	485,600.00	0.12	1.400	532	121,400	80.00	100.00	0.00
550 - 574	1	136,565.25	0.03	6.287	551	136,565	95.00	100.00	0.00
575 - 599	2	884,184.39	0.22	1.487	589	442,092	76.55	0.00	0.00
600 - 619	3	749,599.76	0.19	3.039	611	249,867	71.06	43.16	0.00
620 - 639	61	24,277,473.66	6.06	3.246	630	397,991	71.33	36.13	0.00
640 - 659	104	38,865,008.17	9.70	3.060	650	373,702	74.97	22.70	0.00
660 - 679	135	64,508,845.33	16.09	3.601	669	477,843	71.28	25.02	0.00
680 - 699	134	60,652,669.51	15.13	2.884	689	452,632	74.14	16.99	0.00
700 - 719	142	50,670,396.14	12.64	3.465	708	356,834	75.45	25.09	0.00
720 - 739	112	39,488,513.91	9.85	3.079	729	352,576	75.46	33.95	0.00
740 - 759	99	45,506,318.79	11.35	3.433	750	459,660	72.19	29.22	0.00
760 - 779	76	46,779,944.83	11.67	2.677	768	615,526	68.75	46.65	0.00
780 - 799	55	22,837,502.14	5.70	2.593	789	415,227	70.05	20.49	0.00
800 - 819	15	4,158,262.35	1.04	1.678	806	277,217	74.57	22.93	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

(1) As of the Cut-off Date, the non-zero weighted average FICO Credit Score of the Mortgage Loans was approximately 707.

Documentation Programs of the Group 3 Mortgage Loans

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Income & Employment Verified / Assets Verified	154	46,410,792.40	11.58	3.589	715	301,369	83.29	100.00	0.00
Income & Employment Verified/Assets Not Verified	227	65,688,934.79	16.39	3.282	710	289,379	71.28	100.00	0.00
Verbal Verification of Employement / Assets Not Verified	383	205,004,670.61	51.14	3.112	702	535,260	68.88	0.00	0.00
Verbal Verification of Employement / Assets Verified	182	83,766,870.88	20.90	2.825	714	460,258	77.98	0.00	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

Occupancy Types for the Group 3 Mortgage Loans

OCCUPANCY	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Investor	222	57,693,323.81	14.39	2.996	724	259,880	69.64	50.20	0.00
Owner Occupied	646	309,784,444.06	77.28	3.183	703	479,542	73.15	23.40	0.00
Second Home	78	33,393,500.81	8.33	2.931	719	428,122	75.51	31.88	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

Property Types for the Group 3 Mortgage Loans

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PE PERCENT IO (%)
2-4 Family	52	16,445,728.01	4.10	3.409	719	316,264	72.72	53.96	0.00
CO-OP	8	6,015,600.00	1.50	1.121	756	751,950	57.87	10.39	0.00
Condominium	139	39,540,268.70	9.86	3.032	713	284,462	78.17	32.88	0.00
PUD	209	86,687,119.35	21.62	3.363	701	414,771	74.74	33.96	0.00
Single Family	538	252,182,552.62	62.91	3.104	707	468,741	71.72	23.86	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

Loan Purpose of the Group 3 Mortgage Loans

PURPOSE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Cash Out Refinance	437	203,494,187.95	50.76	3.116	700	465,662	68.04	24.77	0.00
Purchase	359	138,322,005.01	34.51	3.099	714	385,298	79.39	33.55	0.00
Rate/Term Refinance	150	59,055,075.72	14.73	3.286	718	393,701	74.07	25.86	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

Geographic Distribution of the Mortgaged Properties for the Group 3 Mortgage Loans

STATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
California	181	89,721,850.67	22.38	3.094	711	495,701	72.75	21.45	0.00
Florida	172	78,160,831.93	19.50	3.394	709	454,423	73.20	23.80	0.00
New York	52	40,579,898.57	10.12	3.434	699	780,383	65.16	16.49	0.00
Virginia	78	32,106,261.80	8.01	3.067	701	411,619	78.34	33.39	0.00
Illinois	74	21,539,228.31	5.37	2.958	723	291,071	76.53	38.78	0.00
Other	389	138,763,197.40	34.62	2.973	705	356,718	73.10	34.94	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

Debt to Income Ratios of the Group 3 Mortgage Loans

DEBT TO INCOME (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0.00 - 10.00	16	7,199,596.82	1.80	3.948	736	449,975	58.63	54.41	0.00
10.01 - 15.00	37	16,348,987.28	4.08	2.859	709	441,865	69.99	12.26	0.00
15.01 - 20.00	106	44,021,379.28	10.98	3.199	710	415,296	73.28	23.08	0.00
20.01 - 25.00	156	69,394,924.97	17.31	3.340	699	444,839	71.96	14.94	0.00
25.01 - 30.00	195	107,162,049.11	26.73	3.258	712	549,549	70.84	15.65	0.00
30.01 - 35.00	165	59,721,853.29	14.90	2.953	702	361,951	76.12	25.59	0.00
35.01 - 40.00	146	52,810,571.46	13.17	2.774	701	361,716	77.41	39.42	0.00
40.01 - 45.00	91	33,274,697.92	8.30	2.725	722	365,656	70.76	72.81	0.00
45.01 - 50.00	25	9,495,446.66	2.37	4.380	693	379,818	78.92	76.26	0.00
50.01 - 55.00	5	1,019,877.05	0.25	3.556	713	203,975	52.86	86.94	0.00
55.01 - 60.00	3	375,908.42	0.09	2.510	732	125,303	72.50	100.00	0.00
65.01 - 70.00	1	45,976.42	0.01	6.295	694	45,976	80.00	100.00	0.00
TOTAL	946	400,871,268.68	100.00	3.135	707	423,754	72.84	27.96	0.00

GROUP IV

Current Principle Balances for the Group 4 Mortgage Loans(1)

CURRENT BALANCE ($)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0 - 50,000	51	2051353.50	0.37	7.096	696	40,223	75.35	30.02	75.12
50,001 - 100,000	387	30066015.23	5.42	6.583	703	77,690	75.75	35.69	76.58
100,001 - 150,000	650	82045147.38	14.80	6.207	709	126,223	77.01	42.53	81.32
150,001 - 200,000	572	99917981.39	18.02	6.067	710	174,682	77.23	43.06	84.00
200,001 - 250,000	461	103832206.20	18.73	6.057	705	225,233	76.21	30.48	87.43
250,001 - 300,000	379	104188196.74	18.79	5.929	709	274,903	76.68	41.94	92.86
300,001 - 350,000	277	89795861.24	16.20	5.944	706	324,173	76.86	33.19	95.38
350,001 - 400,000	77	27627137.40	4.98	5.962	692	358,794	74.05	36.34	96.10
400,001 - 450,000	12	5110350.00	0.92	5.915	722	425,863	72.72	41.85	91.47
450,001 - 500,000	12	5612394.70	1.01	6.271	702	467,700	74.71	25.22	75.52
500,001 - 550,000	3	1598000.00	0.29	6.411	743	532,667	72.35	66.27	100.00
550,001 - 600,000	1	598500.00	0.11	6.375	780	598,500	70.00	0.00	100.00
600,001 - 650,000	3	1912000.00	0.34	5.873	731	637,333	70.45	0.00	100.00
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

(1) As of the Cut-off Date, the average principal balance of the Mortgage Loans was approximately $192,151.

Gross Coupons for the Group 4 Mortgage Loans(1)

GROSS COUPON (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
3.500 - 3.999	1	100799.82	0.02	3.875	682	100,800	80.00	100.00	100.00
4.000 - 4.499	5	1395549.99	0.25	4.348	731	279,110	80.17	100.00	85.67
4.500 - 4.999	95	20384897.52	3.68	4.808	728	214,578	78.01	76.90	86.32
5.000 - 5.499	430	92876587.62	16.75	5.206	726	215,992	75.50	66.60	86.26
5.500 - 5.999	856	173958071.23	31.38	5.706	715	203,222	74.44	47.14	87.76
6.000 - 6.499	506	102884134.97	18.56	6.175	707	203,328	75.80	26.56	91.71
6.500 - 6.999	479	85027167.57	15.34	6.689	695	177,510	78.45	17.96	89.04
7.000 - 7.499	237	37461838.23	6.76	7.174	680	158,067	80.84	9.10	88.41
7.500 - 7.999	275	40170096.83	7.25	7.708	671	146,073	80.27	5.06	82.39
8.000 - 8.499	1	96000.00	0.02	8.125	798	96,000	75.00	0.00	0.00
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

(1) As of the Cut-off Date, the weighted average mortgage rate of the Mortgage Loans was approximately 6.068%.

Gross Margins of the Group 4 Mortgage Loans(1)

GROSS MARGIN (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
2.250 - 2.499	1,756	359307458.50	64.82	5.689	718	204,617	75.27	48.26	89.06
2.500 - 2.749	19	4397212.21	0.79	5.875	698	231,432	78.62	47.65	86.99
2.750 - 2.999	60	11134949.88	2.01	5.873	730	185,582	74.41	94.22	89.97
3.000 - 3.249	1	144000.00	0.03	6.375	677	144,000	80.00	100.00	100.00
3.500 - 3.749	9	2441722.00	0.44	6.295	652	271,302	68.62	34.44	100.00
5.000 or greater	1,040	176929801.19	31.92	6.851	685	170,125	79.13	12.50	85.64
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

(1) As of the Cut-off Date, the weighted average gross margin of the Mortgage Loans was approximately 3.146%.

Maximum Mortgage Rates of the Group 4 Mortgage Loans(1)

MAX INTEREST RATE (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0.000 - 9.750	41	9364277.14	1.69	4.641	717	228,397	79.12	77.21	87.76
9.751 - 10.000	148	32867500.48	5.93	4.952	732	222,078	76.72	73.95	88.40
10.001 - 10.250	205	45063496.55	8.13	5.196	726	219,822	76.02	69.22	86.45
10.251 - 10.500	344	69985102.11	12.62	5.451	721	203,445	74.37	56.97	85.86
10.501 - 10.750	376	76988914.61	13.89	5.701	719	204,758	74.40	46.77	88.04
10.751 - 11.000	415	85748672.02	15.47	5.921	707	206,623	74.20	36.49	89.18
11.001 - 11.250	222	44266915.75	7.99	6.185	703	199,401	76.57	26.37	92.53
11.251 - 11.500	286	53615419.50	9.67	6.443	705	187,467	77.64	23.87	88.71
11.501 - 11.750	179	31489812.45	5.68	6.705	693	175,921	77.64	12.63	90.36
11.751 - 12.000	234	39516045.43	7.13	6.891	692	168,872	80.50	14.92	89.79
12.001 - 12.250	97	14982750.11	2.70	7.178	677	154,461	80.10	10.39	84.22
12.251 - 12.500	129	20703997.27	3.73	7.432	668	160,496	79.99	5.59	88.94
12.501 - 12.750	95	14187463.05	2.56	7.670	669	149,342	79.37	11.04	81.43
12.751 - 13.000	113	15478777.31	2.79	7.854	676	136,980	80.69	3.50	79.76
13.001 - 13.250	1	96000.00	0.02	8.125	798	96,000	75.00	0.00	0.00
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

(1) As of the Cut-off Date, the non-zero weighted average Maximum Mortgage Rate of the Mortgage Loans was approximately 11.072%.

Periodic Rate Caps of the Group 4 Mortgage Loans(1)

PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
1.000	2,040	377614098.66	68.12	6.373	700	185,105	76.16	17.52	90.47
2.000	845	176741045.12	31.88	5.416	721	209,161	77.18	80.85	82.79
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

(1) As of the Cut-off Date, the non-zero weighted average Periodic Rate Cap of the Mortgage Loans was approximately 1.319%.

Original Terms to Maturity of the Group 4 Mortgage Loans(1)

ORIGINAL TERM (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
360	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

(1) As of the Cut-off Date, the weighted average original stated term to maturity of the Mortgage Loans was approximately 360 months.

Remaining Terms to Maturity of the Group 4 Mortgage Loans(1)

REMAINING TERM (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
352	1	98753.00	0.02	5.875	672	98,753	75.96	0.00	100.00
355	1	196400.00	0.04	5.500	782	196,400	80.00	100.00	100.00
356	2	524800.00	0.09	7.584	718	262,400	80.00	0.00	100.00
357	7	1217110.54	0.22	7.152	650	173,873	83.36	21.33	100.00
358	442	85193490.20	15.37	6.117	697	192,745	77.25	28.96	87.49
359	1,046	195259664.03	35.22	5.969	708	186,673	76.95	40.54	88.29
360	1,386	271864926.01	49.04	6.116	710	196,151	75.88	38.54	87.91
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

(1) As of the Cut-off Date, the weighted average remaining stated term to maturity of the Mortgage Loans was approximately 359 months.

Months to Next Rate Adjustment of the Group 4 Mortgage Loans(1)

MONTHS TO NEXT RATE ADJ	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
52	1	98753.00	0.02	5.875	672	98,753	75.96	0.00	100.00
55	1	196400.00	0.04	5.500	782	196,400	80.00	100.00	100.00
56	2	524800.00	0.09	7.584	718	262,400	80.00	0.00	100.00
57	7	1217110.54	0.22	7.152	650	173,873	83.36	21.33	100.00
58	442	85193490.20	15.37	6.117	697	192,745	77.25	28.96	87.49
59	1,046	195259664.03	35.22	5.969	708	186,673	76.95	40.54	88.29
60	1,080	211149367.01	38.09	6.120	708	195,509	75.97	39.15	87.43
61	306	60715559.00	10.95	6.103	715	198,417	75.56	36.42	89.58
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

(1) As of the Cut-off Date, the weighted average months to the next rate adjusment of the Mortgage Loans was approximately 59 month.

Rate Adjustment Frequency of the Group 4 Mortgage Loans

RATE ADJ FREQ (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
6	2,040	377614098.66	68.12	6.373	700	185,105	76.16	17.52	90.47
12	845	176741045.12	31.88	5.416	721	209,161	77.18	80.85	82.79
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

Date of Next Rate Change of the Group 4 Mortgage Loans

NEXT RATE CHANGE DATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
1/1/2010	1	98753.00	0.02	5.875	672	98,753	75.96	0.00	100.00
4/1/2010	1	196400.00	0.04	5.500	782	196,400	80.00	100.00	100.00
5/1/2010	2	524800.00	0.09	7.584	718	262,400	80.00	0.00	100.00
6/1/2010	7	1217110.54	0.22	7.152	650	173,873	83.36	21.33	100.00
7/1/2010	442	85193490.20	15.37	6.117	697	192,745	77.25	28.96	87.49
8/1/2010	1,046	195259664.03	35.22	5.969	708	186,673	76.95	40.54	88.29
9/1/2010	1,080	211149367.01	38.09	6.120	708	195,509	75.97	39.15	87.43
10/1/2010	306	60715559.00	10.95	6.103	715	198,417	75.56	36.42	89.58
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

Lien Position of the Group 4 Mortgage Loans

LIEN POSITION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
First Lien	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

Original and Combined Loan to Value of the Group 4 Mortgage Loans(1)

ORIGINAL LTV/CLTV (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
LTV (First Lien)	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02
0.00 - 30.00	14	1788196.05	0.32	5.800	724	127,728	24.17	38.06	75.28
30.01 - 40.00	11	2081600.73	0.38	5.843	717	189,236	35.26	27.70	86.65
40.01 - 50.00	22	4494301.79	0.81	5.722	737	204,286	46.31	49.19	72.05
50.01 - 55.00	15	3811363.67	0.69	5.705	738	254,091	52.35	17.03	84.10
55.01 - 60.00	31	6794491.41	1.23	5.731	707	219,177	57.67	26.20	85.89
60.01 - 65.00	56	12091534.04	2.18	5.780	705	215,920	63.53	28.50	92.18
65.01 - 70.00	607	115720518.31	20.87	5.935	713	190,643	69.71	17.07	94.92
70.01 - 75.00	198	39755499.19	7.17	6.081	700	200,785	73.96	31.72	91.80
75.01 - 80.00	1,756	335833035.82	60.58	6.075	708	191,249	79.76	47.76	85.68
80.01 - 85.00	25	4049140.08	0.73	6.319	696	161,966	84.23	27.93	94.50
85.01 - 90.00	73	13750353.27	2.48	6.746	668	188,361	89.80	28.96	86.24
90.01 - 95.00	77	14185109.42	2.56	6.903	681	184,222	94.94	13.04	81.84
CLTV (First Lien)	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02
0.00 - 75.00	378	78520275.71	14.16	5.844	707	207,726	64.99	29.66	88.91
75.01 - 80.00	578	108244651.50	19.53	6.182	703	187,274	79.12	35.55	87.53
80.01 - 85.00	50	10034469.38	1.81	6.081	701	200,689	77.24	37.72	97.27
85.01 - 90.00	346	70361174.35	12.69	6.130	701	203,356	78.78	34.46	91.51
90.01 - 95.00	523	92535912.80	16.69	6.391	704	176,933	79.28	29.25	91.19
95.01 - 100.00	1,010	194658660.04	35.11	5.919	713	192,731	77.46	47.37	84.70

(1) As of the Cut-off Date, the weighted average original Loan-to-Value Ratio of the Mortgage Loans was approximately 76.49% and the weighted average Combined Loan-to-Value was approximately 88.56%.

Credit Scores for the Group 4 Mortgage Loans(1)

FICO SCORE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0 - 0	1	337500.00	0.06	5.625	0	337,500	72.19	0.00	100.00
550 - 574	2	645000.00	0.12	6.533	565	322,500	70.65	100.00	100.00
600 - 619	4	1245930.14	0.22	6.002	610	311,483	77.87	100.00	100.00
620 - 639	226	41787263.32	7.54	6.719	630	184,899	77.98	38.51	87.88
640 - 659	238	47510356.64	8.57	6.546	650	199,623	79.30	48.18	89.25
660 - 679	419	79238220.73	14.29	6.241	669	189,113	76.73	25.73	90.00
680 - 699	445	85148518.21	15.36	6.059	690	191,345	76.30	28.58	90.69
700 - 719	423	79560296.58	14.35	5.935	709	188,086	76.26	35.75	85.99
720 - 739	363	69603794.69	12.56	5.874	730	191,746	76.64	41.78	87.81
740 - 759	315	62825561.66	11.33	5.813	749	199,446	75.88	38.78	89.18
760 - 779	249	47083362.24	8.49	5.868	769	189,090	75.03	41.82	85.09
780 - 799	156	31265368.38	5.64	5.734	788	200,419	74.23	56.47	86.25
800 - 819	44	8103971.19	1.46	5.697	806	184,181	74.96	52.26	67.47
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

(1) As of the Cut-off Date, the non-zero weighted average FICO Credit Score of the Mortgage Loans was approximately 707.

Documentation Programs of the Group 4 Mortgage Loans

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Income & Employment Verified / Assets Verified	773	145188935.59	26.19	5.597	718	187,825	78.62	100.00	82.24
Income & Employment Verified/Assets Not Verified	327	63879923.56	11.52	5.754	697	195,351	75.06	100.00	92.90
No Employement or Income Verification / Assets Not Verified	385	69014960.38	12.45	6.686	703	179,260	76.65	0.00	84.18
Verbal Verification of Employement / Assets Not Verified	563	107202214.02	19.34	6.335	696	190,412	75.09	0.00	88.27
Verbal Verification of Employement / Assets Verified	837	169069110.23	30.50	6.170	711	201,994	76.01	0.00	92.56
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

Occupancy Types for the Group 4 Mortgage Loans

OCCUPANCY	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Investor	819	128012921.14	23.09	6.479	714	156,304	74.74	26.41	89.67
Owner Occupied	1,945	402909491.06	72.68	5.938	704	207,151	77.04	41.98	87.31
Second Home	121	23432731.58	4.23	6.055	723	193,659	76.56	26.05	91.33
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

Property Types for the Group 4 Mortgage Loans

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
2-4 Family	206	48405673.36	8.73	6.357	708	234,979	74.28	26.66	86.34
CO-OP	5	1119141.92	0.20	5.485	763	223,828	68.39	47.42	25.94
Condominium	423	77873397.45	14.05	5.998	720	184,098	76.74	44.43	86.09
PUD	667	137995378.25	24.89	5.988	709	206,890	77.24	39.66	90.37
Single Family	1,584	288961552.80	52.13	6.079	702	182,425	76.45	36.79	87.94
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

Loan Purpose of the Group 4 Mortgage Loans

PURPOSE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Cash Out Refinance	723	141457129.48	25.52	6.154	689	195,653	74.64	37.40	90.42
Purchase	1,951	373072546.51	67.30	6.067	714	191,221	77.58	37.09	87.01
Rate/Term Refinance	211	39825467.79	7.18	5.774	702	188,746	72.75	44.69	89.03
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

Geographic Distribution of the Mortgaged Properties for the Group 4 Mortgage Loans

STATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
California	339	89598507.08	16.16	5.798	710	264,302	72.99	30.63	95.62
Florida	301	53923205.00	9.73	6.634	697	179,147	79.20	15.21	85.85
Virginia	199	47566271.65	8.58	6.056	710	239,026	76.37	41.22	94.93
Maryland	178	37449171.76	6.76	6.210	695	210,389	76.70	46.51	92.32
Arizona	152	31096487.27	5.61	6.161	699	204,582	76.57	30.98	93.49
Other	1716	294721501.02	53.16	6.021	710	171,749	77.04	43.01	83.87
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

Debt to Income Ratios of the Group 4 Mortgage Loans

DEBT TO INCOME (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0.00 - 10.00	810	149213223.66	26.92	6.498	704	184,214	76.14	0.41	88.27
10.01 - 15.00	18	2942838.94	0.53	6.003	724	163,491	67.76	54.24	63.98
15.01 - 20.00	51	8679563.49	1.57	5.886	725	170,188	73.48	48.11	93.51
20.01 - 25.00	132	24100583.27	4.35	5.882	714	182,580	75.16	45.27	87.89
25.01 - 30.00	192	35531932.74	6.41	5.852	708	185,062	75.78	51.15	86.59
30.01 - 35.00	366	71314433.56	12.86	5.865	714	194,848	76.49	42.92	89.46
35.01 - 40.00	511	101315433.30	18.28	5.871	709	198,269	76.99	48.96	87.84
40.01 - 45.00	549	110585018.83	19.95	5.990	704	201,430	77.27	54.00	88.62
45.01 - 50.00	207	42106964.26	7.60	5.951	702	203,415	77.32	67.33	88.62
50.01 - 55.00	29	5043806.29	0.91	5.793	696	173,924	74.21	79.74	69.20
55.01 - 60.00	3	636460.34	0.11	5.998	699	212,153	79.12	79.10	83.12
60.01 - 65.00	1	104930.00	0.02	5.500	679	104,930	70.00	100.00	100.00
65.01 - 70.00	1	303200.00	0.05	5.625	739	303,200	80.00	100.00	100.00
70.01 or greater	15	2476755.10	0.45	5.809	699	165,117	75.23	15.58	71.63
TOTAL	2,885	554355143.78	100.00	6.068	707	192,151	76.49	37.71	88.02

GROUP V

Current Principle Balances for the Group 5 Mortgage Loans(1)

CURRENT BALANCE ($)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
50,001 - 100,000	12	843554.61	0.17	6.616	673	70,296	77.27	57.59	72.07
100,001 - 150,000	17	2077110.00	0.42	6.815	675	122,183	79.98	20.26	88.87
150,001 - 200,000	14	2556717.31	0.52	6.319	680	182,623	73.92	7.79	93.16
200,001 - 250,000	11	2438472.61	0.49	6.143	696	221,679	79.12	17.84	82.61
250,001 - 300,000	8	2161912.32	0.44	6.212	699	270,239	72.63	0.00	86.68
300,001 - 350,000	1	317450.00	0.06	5.250	775	317,450	70.00	0.00	100.00
350,001 - 400,000	141	53949130.14	10.93	5.774	709	382,618	75.89	51.83	91.51
400,001 - 450,000	137	58344391.77	11.82	5.657	710	425,871	75.86	59.28	88.49
450,001 - 500,000	131	62444597.14	12.65	5.741	712	476,676	75.93	48.95	93.18
500,001 - 550,000	71	37270050.41	7.55	5.766	715	524,930	76.34	55.00	94.32
550,001 - 600,000	70	40355638.00	8.17	5.645	704	576,509	77.06	56.94	95.73
600,001 - 650,000	40	25184182.79	5.10	5.527	724	629,605	73.44	52.27	84.82
650,001 - 700,000	34	22967695.70	4.65	5.702	722	675,520	76.37	43.72	85.21
700,001 - 750,000	16	11649223.38	2.36	5.302	711	728,076	77.93	62.59	74.92
750,001 - 800,000	22	17061991.75	3.46	6.242	708	775,545	75.24	26.86	86.39
800,001 - 850,000	13	10848952.18	2.20	5.420	720	834,535	69.79	45.91	92.49
850,001 - 900,000	11	9617900.00	1.95	5.749	711	874,355	74.90	54.35	90.91
900,001 - 950,000	7	6483499.99	1.31	6.000	678	926,214	72.54	42.82	100.00
950,001 - 1,000,000	37	36605803.17	7.41	6.032	717	989,346	66.71	29.95	83.81
1,000,001 - 1,100,000	3	3204500.00	0.65	6.256	719	1,068,167	71.50	100.00	100.00
1,100,001 - 1,200,000	6	7008000.00	1.42	5.732	683	1,168,000	75.97	66.45	100.00
1,200,001 - 1,300,000	1	1228000.00	0.25	5.625	726	1,228,000	80.00	0.00	100.00
1,300,001 - 1,400,000	7	9537963.26	1.93	5.664	703	1,362,566	67.37	57.16	85.85
1,400,001 - 1,500,000	11	16289625.86	3.30	5.576	708	1,480,875	66.42	72.38	90.79
1,500,001 or greater	24	53297749.99	10.79	5.955	714	2,220,740	66.19	52.89	93.26
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

(1) As of the Cut-off Date, the average principal balance of the Mortgage Loans was approximately $584,313.

Gross Coupons for the Group 5 Mortgage Loans(1)

GROSS COUPON (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
3.500 - 3.999	1	377000.00	0.08	3.875	715	377,000	75.70	100.00	100.00
4.000 - 4.499	11	6083779.94	1.23	4.239	738	553,071	74.28	90.01	70.92
4.500 - 4.999	97	55419525.86	11.22	4.788	733	571,335	72.67	81.61	84.73
5.000 - 5.499	225	123259763.63	24.96	5.203	720	547,821	73.98	67.91	91.01
5.500 - 5.999	240	156686591.28	31.73	5.699	710	652,861	71.85	59.21	87.77
6.000 - 6.499	91	58034432.52	11.75	6.130	710	637,741	72.81	26.20	96.53
6.500 - 6.999	84	44253993.66	8.96	6.706	690	526,833	73.99	8.90	96.71
7.000 - 7.499	48	24260644.04	4.91	7.166	687	505,430	77.96	12.82	95.39
7.500 - 7.999	48	25368381.45	5.14	7.768	684	528,508	80.04	2.48	91.32
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

(1) As of the Cut-off Date, the weighted average mortgage rate of the Mortgage Loans was approximately 5.773%.

Gross Margins of the Group 5 Mortgage Loans(1)

GROSS MARGIN (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
2.250 - 2.499	645	386907658.20	78.36	5.518	718	599,857	72.47	59.81	89.37
2.500 - 2.749	27	20892620.47	4.23	5.830	694	773,801	75.46	42.72	88.59
2.750 - 2.999	8	7768900.00	1.57	5.890	680	971,113	76.17	64.22	100.00
3.500 - 3.749	5	4292199.73	0.87	5.713	741	858,440	70.61	41.17	100.00
5.000 or greater	160	73882733.98	14.96	7.081	682	461,767	78.47	4.53	94.91
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

(1) As of the Cut-off Date, the weighted average gross margin of the Mortgage Loans was approximately 2.693%.

Maximum Mortgage Rates of the Group 5 Mortgage Loans(1)

MAX INTEREST RATE (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0.000 - 9.750	49	28249004.73	5.72	4.556	733	576,510	73.65	88.59	77.74
9.751 - 10.000	110	61239002.83	12.40	4.930	727	556,718	74.10	70.21	84.71
10.001 - 10.250	104	57308141.67	11.61	5.190	722	551,040	72.93	68.88	94.41
10.251 - 10.500	131	81404477.54	16.49	5.444	721	621,408	71.99	66.23	87.95
10.501 - 10.750	97	56479504.26	11.44	5.689	708	582,263	71.43	61.19	88.98
10.751 - 11.000	113	79422646.66	16.09	5.916	701	702,855	72.56	49.44	91.36
11.001 - 11.250	46	26894769.10	5.45	6.107	713	584,669	75.34	25.94	97.30
11.251 - 11.500	35	17263127.23	3.50	6.452	701	493,232	73.09	8.98	95.08
11.501 - 11.750	34	19356332.82	3.92	6.671	696	569,304	74.79	5.16	96.86
11.751 - 12.000	45	23403830.06	4.74	6.923	690	520,085	73.95	19.11	100.00
12.001 - 12.250	21	10648342.03	2.16	7.039	688	507,064	78.36	0.00	89.50
12.251 - 12.500	20	9890972.00	2.00	7.376	676	494,549	78.83	5.88	98.23
12.501 - 12.750	17	8362989.45	1.69	7.694	692	491,941	79.04	7.53	100.00
12.751 - 13.000	23	13820972.00	2.80	7.875	679	600,912	80.27	0.00	85.33
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

(1) As of the Cut-off Date, the non-zero weighted average Maximum Mortgage Rate of the Mortgage Loans was approximately 10.780%.

Periodic Rate Caps of the Group 5 Mortgage Loans(1)

PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
1.000	314	158016291.66	32.00	6.612	701	503,237	74.76	8.70	94.73
2.000	531	335727820.72	68.00	5.378	716	632,256	72.96	70.50	88.40
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

(1) As of the Cut-off Date, the non-zero weighted average Periodic Rate Cap of the Mortgage Loans was approximately 1.680%.

Original Terms to Maturity of the Group 5 Mortgage Loans(1)

ORIGINAL TERM (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
360	844	493309437.38	99.91	5.773	711	584,490	73.53	50.68	90.42
480	1	434675.00	0.09	5.500	766	434,675	80.00	100.00	100.00
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

(1) As of the Cut-off Date, the weighted average original stated term to maturity of the Mortgage Loans was approximately 360 months.

Remaining Terms to Maturity of the Group 5 Mortgage Loans(1)

REMAINING TERM (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
355	1	448000.00	0.09	7.875	734	448,000	80.00	0.00	100.00
357	2	2571834.43	0.52	5.630	648	1,285,917	62.88	100.00	83.99
358	123	64412200.39	13.05	5.944	697	523,676	74.68	40.73	90.11
359	300	187623507.09	38.00	5.720	708	625,412	72.76	51.42	94.45
360	418	238253895.47	48.25	5.766	717	569,985	73.92	52.35	87.38
480	1	434675.00	0.09	5.500	766	434,675	80.00	100.00	100.00
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

(1) As of the Cut-off Date, the weighted average remaining stated term to maturity of the Mortgage Loans was approximately 359 months.

Months to Next Rate Adjustment of the Group 5 Mortgage Loans(1)

MONTHS TO NEXT RATE ADJ	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
55	1	448000.00	0.09	7.875	734	448,000	80.00	0.00	100.00
57	2	2571834.43	0.52	5.630	648	1,285,917	62.88	100.00	83.99
58	123	64412200.39	13.05	5.944	697	523,676	74.68	40.73	90.11
59	300	187623507.09	38.00	5.720	708	625,412	72.76	51.42	94.45
60	327	192461132.97	38.98	5.771	717	588,566	73.55	53.76	86.69
61	92	46227437.50	9.36	5.743	717	502,472	75.52	46.94	90.35
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

(1) As of the Cut-off Date, the weighted average months to the next rate adjusment of the Mortgage Loans was approximately 59 month.

Rate Adjustment Frequency of the Group 5 Mortgage Loans

RATE ADJ FREQ (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
6	314	158016291.66	32.00	6.612	701	503,237	74.76	8.70	94.73
12	531	335727820.72	68.00	5.378	716	632,256	72.96	70.50	88.40
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

Date of Next Rate Change of the Group 5 Mortgage Loans

NEXT RATE CHANGE DATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
4/1/2010	1	448000.00	0.09	7.875	734	448,000	80.00	0.00	100.00
6/1/2010	2	2571834.43	0.52	5.630	648	1,285,917	62.88	100.00	83.99
7/1/2010	123	64412200.39	13.05	5.944	697	523,676	74.68	40.73	90.11
8/1/2010	300	187623507.09	38.00	5.720	708	625,412	72.76	51.42	94.45
9/1/2010	327	192461132.97	38.98	5.771	717	588,566	73.55	53.76	86.69
10/1/2010	92	46227437.50	9.36	5.743	717	502,472	75.52	46.94	90.35
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

Lien Position of the Group 5 Mortgage Loans

LIEN POSITION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
First Lien	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

Original and Combined Loan to Value of the Group 5 Mortgage Loans(1)

ORIGINAL LTV/CLTV (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
LTV (First Lien)	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43
0.00 - 30.00	3	2496171.56	0.51	5.150	715	832,057	25.52	100.00	79.97
30.01 - 40.00	7	7881560.00	1.60	5.418	734	1,125,937	36.38	86.68	70.95
40.01 - 50.00	18	12251624.91	2.48	5.459	711	680,646	45.29	50.55	96.66
50.01 - 55.00	17	13735135.30	2.78	5.529	726	807,949	53.40	34.01	90.61
55.01 - 60.00	11	9015829.41	1.83	5.465	733	819,621	58.20	81.92	87.25
60.01 - 65.00	44	40453617.12	8.19	5.867	709	919,400	63.68	50.12	93.21
65.01 - 70.00	112	66396984.40	13.45	5.887	717	592,830	69.12	26.51	86.67
70.01 - 75.00	90	57844462.93	11.72	5.738	710	642,716	73.97	38.54	88.27
75.01 - 80.00	521	274935992.71	55.68	5.763	709	527,708	79.68	58.19	92.02
80.01 - 85.00	4	1969650.00	0.40	5.936	698	492,413	84.93	74.61	100.00
85.01 - 90.00	8	3401934.04	0.69	6.862	656	425,242	89.99	11.90	86.39
90.01 - 95.00	10	3361150.00	0.68	6.811	708	336,115	94.96	24.59	74.96
CLTV (First Lien)	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43
0.00 - 75.00	208	155757271.54	31.55	5.620	715	748,833	62.76	50.65	87.38
75.01 - 80.00	246	144791406.02	29.33	5.698	710	588,583	78.92	54.60	87.75
80.01 - 85.00	17	11164323.30	2.26	5.568	724	656,725	75.22	58.04	100.00
85.01 - 90.00	132	69673276.62	14.11	5.790	703	527,828	78.03	54.19	95.98
90.01 - 95.00	86	39531353.74	8.01	6.192	709	459,667	79.42	42.67	91.56
95.01 - 100.00	156	72826481.16	14.75	6.036	711	466,836	78.12	43.10	94.87

(1) As of the Cut-off Date, the weighted average original Loan-to-Value Ratio of the Mortgage Loans was approximately 73.53% and the weighted average Combined Loan-to-Value was approximately 80.18%.

Credit Scores for the Group 5 Mortgage Loans(1)

FICO SCORE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0 - 0	4	4459015.99	0.90	5.709	0	1,114,754	70.31	100.00	90.42
550 - 574	3	2360000.00	0.48	5.780	562	786,667	64.86	100.00	100.00
600 - 619	4	2414630.48	0.49	6.132	615	603,658	73.64	100.00	83.05
620 - 639	44	24910599.53	5.05	6.266	631	566,150	75.66	58.11	90.47
640 - 659	85	40205356.84	8.14	5.951	651	473,004	76.75	66.04	92.74
660 - 679	122	71116506.68	14.40	6.106	669	582,922	72.92	39.44	94.12
680 - 699	125	74883710.64	15.17	5.867	688	599,070	72.52	45.09	94.53
700 - 719	108	62040313.70	12.57	5.722	709	574,447	75.35	42.85	90.36
720 - 739	96	57366122.47	11.62	5.727	729	597,564	73.90	52.02	97.92
740 - 759	94	56949792.34	11.53	5.588	749	605,849	74.32	43.33	88.60
760 - 779	89	52880372.94	10.71	5.356	769	594,161	72.67	65.10	73.82
780 - 799	61	36746470.77	7.44	5.471	789	602,401	70.34	51.52	88.12
800 - 819	10	7411220.00	1.50	5.580	807	741,122	67.64	52.82	86.78
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

(1) As of the Cut-off Date, the non-zero weighted average FICO Credit Score of the Mortgage Loans was approximately 711.

Documentation Programs of the Group 5 Mortgage Loans

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Income & Employment Verified / Assets Verified	272	161711815.23	32.75	5.412	707	594,529	75.96	100.00	89.21
Income & Employment Verified/Assets Not Verified	148	88734451.10	17.97	5.354	717	599,557	68.87	100.00	87.87
No Employement or Income Verification / Assets Not Verified	83	40451769.89	8.19	6.840	693	487,371	74.46	0.00	93.75
Verbal Verification of Employement / Assets Not Verified	158	101444783.97	20.55	6.008	711	642,056	71.05	0.00	92.55
Verbal Verification of Employement / Assets Verified	184	101401292.19	20.54	6.053	719	551,094	75.86	0.00	91.15
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

Occupancy Types for the Group 5 Mortgage Loans

OCCUPANCY	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Investor	72	32002912.38	6.48	6.792	712	444,485	75.48	20.25	95.16
Owner Occupied	707	414158498.25	83.88	5.684	709	585,797	73.68	52.30	90.03
Second Home	66	47582701.75	9.64	5.862	732	720,950	70.93	57.50	90.75
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

Property Types for the Group 5 Mortgage Loans

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
2-4 Family	31	15105686.05	3.06	6.252	716	487,280	73.49	38.32	98.90
CO-OP	7	4044350.00	0.82	5.404	730	577,764	65.19	88.38	100.00
Condominium	78	43382972.82	8.79	5.737	712	556,192	74.84	48.13	85.23
PUD	241	133608615.85	27.06	5.647	717	554,393	75.14	55.63	90.26
Single Family	488	297602487.66	60.27	5.815	708	609,841	72.74	49.02	90.70
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

Loan Purpose of the Group 5 Mortgage Loans

PURPOSE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
Cash Out Refinance	264	163610486.22	33.14	5.857	705	619,737	70.04	42.92	91.24
Purchase	496	274704917.24	55.64	5.802	714	553,841	76.71	51.61	89.44
Rate/Term Refinance	85	55428708.92	11.23	5.376	713	652,102	68.12	69.36	92.94
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

Geographic Distribution of the Mortgaged Properties for the Group 5 Mortgage Loans

STATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
California	256	146512525.21	29.67	5.585	713	572,315	73.74	44.24	94.70
Virginia	103	49859089.91	10.10	5.878	707	484,069	75.93	56.27	93.98
Florida	66	38305696.04	7.76	6.573	687	580,389	74.41	30.99	99.36
Maryland	60	32510992.65	6.58	5.763	708	541,850	74.73	61.61	86.64
New Jersey	39	29449697.90	5.96	5.770	731	755,120	72.31	46.84	91.89
Other	321	197106110.67	39.92	5.732	713	614,038	72.59	56.76	85.02
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

Debt to Income Ratios of the Group 5 Mortgage Loans

DEBT TO INCOME (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)	PERCENT IO (%)
0.00 - 10.00	153	80265025.80	16.26	6.554	695	524,608	72.78	14.06	91.22
10.01 - 15.00	16	9641926.89	1.95	5.377	738	602,620	63.75	77.60	74.07
15.01 - 20.00	20	13705687.55	2.78	5.291	722	685,284	69.09	71.25	67.51
20.01 - 25.00	51	39886554.04	8.08	5.660	717	782,089	70.72	56.32	94.83
25.01 - 30.00	79	49617173.75	10.05	5.534	728	628,065	73.35	57.03	92.67
30.01 - 35.00	112	71963582.87	14.58	5.664	719	642,532	73.55	42.97	90.96
35.01 - 40.00	190	110799568.69	22.44	5.630	709	583,156	73.21	54.09	88.73
40.01 - 45.00	162	86109958.17	17.44	5.582	710	531,543	76.20	67.39	95.25
45.01 - 50.00	46	22583063.65	4.57	6.040	692	490,936	78.15	61.10	87.22
50.01 - 55.00	10	6253700.00	1.27	5.280	703	625,370	77.47	100.00	84.90
55.01 - 60.00	4	2224120.97	0.45	6.195	715	556,030	77.25	100.00	70.82
70.01 or greater	2	693750.00	0.14	6.122	752	346,875	79.89	0.00	100.00
TOTAL	845	493744112.38	100.00	5.773	711	584,313	73.53	50.72	90.43

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